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GUS

Annual Report and Financial Statements 2005


ARGOS
HOMEBASE

Argos HOMEBASE experian BURBERRY Wehkamp


217
224
256
282
318
01
02
03
04
05

Experian operating profit
£ million


69
90
117
141
166
01
02
03
04
05

Burberry operating profit
£ million


47%
35%

Operating profit* – continuing operations
Year ended 31 March 2005
£905m

- ☐ Argos Retail Group
- ▣ Experian
- ☐ Burberry


30%
27%
39%

Operating profit*
Year ended 31 March 2000
£519m

- ☐ Argos Retail Group
- ▣ Experian
- ☐ Burberry
- ☐ Other: 9% Lewis Group
  5% Finance
  6% Property
  7% Home shopping

* Before central activities

Operating profit is before amortisation of goodwill and exceptional items

Experian

Information solutions

Experian has an unrivalled understanding of individuals, markets and economies around the world. It helps organisations to develop and manage profitable customer relationships by providing information, analysis, decision management solutions and processing services.

Experian also promotes the financial wellbeing of consumers by helping them to understand and protect their personal information and to manage the financial aspects of key life events.

Experian is a strategic partner to more than 50,000 business clients across diverse industries, including financial services, telecommunications, healthcare, insurance, retail, automotive, manufacturing, leisure, utilities, e-commerce, property and government.

The company employs 12,000 people in 28 countries, supporting clients in more than 60 countries. Experian's headquarters are in Nottingham, UK and Costa Mesa, California.

Burberry

International luxury goods

Burberry designs and markets a comprehensive range of luxury clothing and accessories, which appeal to style-conscious consumers around the world.

Burberry products are sold through 157 directly-operated stores, concessions and outlets, and through partnerships with key retailers in the world's leading economies.

The company employs approximately 4,000 people around the world.

Burberry's principal strengths are its:

- unique history and positioning
- international recognition and broad appeal
- diversified distribution channels
- multiple product and geographic growth opportunities

Lewis Group

South African retailing

Lewis Group is a leading retailer in Southern Africa selling household and electrical goods, mainly on credit, together with associated financial products.

GUS undertook a partial flotation of Lewis Group in October 2004. Its remaining 50% stake was successfully placed in May 2005.

November / December 04

GUS reports record half-year profits

Burberry announces £250m share repurchase programme

Argos website is again the most frequently visited UK high street retail website in the run-up to Christmas

January 05

Argos Spring/Summer catalogue cuts the cost of over 2,000 products

Homebase becomes first UK DIY retailer to achieve FSC Chain of Custody

March 05

GUS completes £200m share buyback programme

Argos scoops Store Manager of the Year at Retail Week Awards

Homebase launches new advertising campaign

April 05

Don Robert and John Coombe join board of GUS

Argos buys 33 Index stores

Experian launches credit bureau in Russia

Experian develops China's first consumer classification system

May 05

GUS places remaining 50% stake in Lewis Group

Experian acquires LowerMyBills.com

GUS reports fourth year of double-digit profit growth

Group overview

GUS is a retail and business services group. Its activities comprise general merchandise retailing through Argos Retail Group, information and customer relationship management services through Experian and luxury goods through a majority shareholding in Burberry Group plc.



217
255
285
416
422
01
02
03
04
05

ARG operating profit
£ million

Argos Retail Group

General merchandise retailing

Argos Retail Group (ARG) is the UK's leading multi-brand, multi-channel retailer. It delivers choice, value and convenience through a unique and award-winning combination of stores, catalogues, websites and home delivery options. ARG provides this through its market leading brands:

- Argos – the UK's most successful general merchandise retailer
- Homebase – one of the UK's leading home enhancement companies
- ARG Financial Services – providing financial services, including the Argos and Homebase store cards
- Wehkamp – the largest home shopping catalogue in the Netherlands

ARG leads its markets by leveraging its size and strength to integrate and improve purchasing scale, to share services and to provide multi-channel capability across the business.

ARG employs 46,000 people in the UK, Holland and the Republic of Ireland.

Argos HOMEBASE experian BURBERRY Wehkamp Lewis

Key events

May 04

GUS employees share in £10m payout from GUS Sharesave scheme

ARG opens new buying office in Shanghai

June / July 04

Experian launches the UK's first national credit score for consumers

Sara Weller joins Argos as managing director

August / September 04

Experian acquires Americas Software Corporation, a leader in anti-money laundering software

Partial flotation of Lewis Group in South Africa

Experian secures £40m contract from HBOS

Launch of Burberry Brit for Men

October 04

Experian acquires QAS, the leader in address management software, for £90m

Experian acquires Simmons Research, consumer research specialists

Homebase launches trial of Furniture Direct

GUS is committed to creating long-term shareholder value by focusing on businesses with above average growth potential and establishing leadership positions in its chosen markets.

Experian's Business Strategies division is a market leader in consumer profiling, market segmentation and economic forecasting



Sarah Willatts joined the Business Strategies division three years ago and is part of the team that markets Experian's leading consumer classification system, Mosaic.

Financial highlights


6,041
6,457
7,108
7,548
7,787
01
02
03
04
05
487
552
642
827
910
01
02
03
04
05
481
478
636
354
374
01
02
03
04
05
37.2
41.7
47.8
60.7
63.8
01
02
03
04
05
21.0
21.7
23.3
27.0
29.5
01
02
03
04
05

Total sales
£ million

Profit before tax[1]
£ million

Free cash flow
£ million

Earnings per share[1]
pence

Dividend per share
pence

[1]before amortisation of goodwill and exceptional items

- 10% increase in profit before amortisation of goodwill, exceptional items and taxation to £910m (2004: £827m)
- Profit before tax increased to £693m (2004: £692m)
- 5% increase in basic earnings per share before amortisation of goodwill and exceptional items to 63.8p (2004: 60.7p)
- Basic earnings per share 42.3p (2004: 47.4p)
- 9% increase in full year dividend to 29.5p (2004:27.0p)
- 10.3% post-tax return on capital (2004:10.2%)
- Record profits again at Argos, Experian and Burberry
- Further initiatives to enhance shareholder value

Financial highlights

for the years ended 31 March	2005	2004	Change
Total sales	**£7.8bn**	£7.5bn	**up 3%**
Profit before tax before amortisation of goodwill and exceptional items*	**£910m**	£827m	**up 10%**
Earnings per share before amortisation of goodwill and exceptional items	**63.8p**	60.7p	**up 5%**
Dividend per share	**29.5p**	27.0p	**up 9%**

* One-off charges have been made covering the Argos OFT fine (£16.2m) and Homebase reorganisation costs (£18.3m). Excluding these one-off charges, Group PBT was £945m (up 14%).


1 April 2000
31 May 2005
150%
125%
100%
75%
50%
25%
0%
-25%
-50%
-75%
1,000p
900p
800p
700p
600p
500p
400p
300p
200p
100p

GUS share price performance

- GUS share price
- FTSE General Retailers sector
- FTSE 100

Chairman's statement



Sir Victor Blank
Chairman

GUS has made good progress again this year. The Group has delivered another strong set of results, achieving its fourth consecutive year of double-digit profit growth. Profit before amortisation of goodwill, exceptional items and taxation was £910m, an increase of 10% on the previous year.

We continued to invest in our businesses to drive profit growth, spending over £650m during the year, largely on capital expenditure and acquisitions. We also returned £200m to shareholders in a share buyback programme, in addition to the proposed full-year dividend of 29.5p (2004: 27.0p).

Delivering sustainable growth

The key to the Group's success lies in our commitment to building high quality businesses in markets with significant growth potential. This means establishing clear strategies for the long-term growth of our businesses and supporting these strategies with investment in operations, infrastructure, complementary acquisitions and good people.

At Argos Retail Group (ARG) we have continued to bring Argos and Homebase closer together through a central infrastructure, which is delivering benefits in the form of efficiency gains, improved buying power and shared expertise. At the same time we have significantly increased the number of Argos stores and product lines, and made substantial further improvements to the customer experience at Homebase.

At Experian, we made a total of 16 acquisitions during the year in order to strengthen its global reach and product offering. We also acquired a further 11 of Experian's affiliate credit bureaux in North America to secure an important channel of distribution. These acquisitions were supported by investment in new product development, notably in the area of fraud prevention, and in the company's infrastructure, which included the opening of a new UK data centre in Nottingham.

Through such investment we are building businesses capable of delivering sustainable growth. This is how we can best serve all our stakeholders – customers, suppliers, employees and shareholders.

Attracting talented people

Our ability to attract talented people to our businesses underpins everything we do and I would like to pay tribute to everyone at GUS for their enthusiasm and dedication. Our success is down to them. I am therefore especially pleased by the results of our Group-wide Sharesave scheme, which this year produced a potential gain for employees of over £10m when it matured in May 2004.

Our Board was strengthened during the year by the appointments of Don Robert and John Coombe. Don had been CEO of Experian North America since 2002 and has a wealth of experience in the information and financial services markets. He played a key role in the successful repositioning of Experian's North American business and this year took global responsibility for the Experian Group. John was previously Chief Financial Officer of GlaxoSmithKline and has joined the GUS Board as a non-executive director. He brings great experience of successful growth on an international scale and an excellent knowledge of regulatory issues.

I would also like to welcome the new company secretary, Gordon Bentley, who is already proving to be a great strength to the Board. He succeeds David Morris, who joined the Group in 1989 and provided tremendous support to the Board over many years. I am very pleased that David agreed to remain involved with the Group as Chairman of the trustees of the GUS pension schemes. On the Board's behalf, I wish David all happiness and good health in his retirement.

The Group has delivered another strong set of results, achieving its fourth consecutive year of double-digit profit growth.

Fulfilling our corporate responsibilities

GUS has continued to make good progress in our management of environmental, community and human rights issues, as well as improving our positions in the main indices of socially responsible investment.

The GUS Charitable Trust strengthened its reputation during the year for developing innovative projects that truly make a difference. Its efforts to bring together 23 charities and organisations in the field of prostate cancer were hailed by the Secretary of State for Health as 'the example of how government and the voluntary sector can work together and a model for all other disease groups'.

Fundraising and community volunteering amongst employees remained a high priority for Group businesses.

Reviewing our strategic options

Over the last five years, GUS has established a track record of creating value for shareholders by focusing on growth businesses and investing in their futures. In May 2004, the Board stated that it believed there was further scope to increase shareholder value.

We said firstly that we would continue to invest in our main businesses and drive profit growth. The evidence for this is contained throughout this year's report.

We said that we would undertake a share buyback programme of about £200m over the next 12 months. This has been successfully completed.

Finally, we said that we would review our strategic options over the next two years. The Board has already reached its conclusions and is starting to take actions accordingly.

In May 2005, we successfully sold our remaining stake in Lewis Group, our retailing business in Southern Africa, following the partial IPO of the business in September 2004. We also intend to demerge our remaining 66% stake in Burberry by way of a distribution of those shares to our shareholders. We will be seeking the approval of our shareholders for this demerger later in the year.

In relation to ARG and Experian, the Board has concluded that, at the right time, shareholder value is likely to be further enhanced by a separation of these two fine businesses. However, we believe that at this stage they will benefit from further investment and support as part of GUS. The restructuring will only be undertaken at a time and in a manner that benefits our businesses, minimises disruption and is in the long-term interests of our shareholders.

Until that time, we will maintain the strong momentum at ARG and Experian, because we know that it is ultimately business success that drives the creation of long-term shareholder value.

Sir Victor Blank
Chairman

24 May 2005

Chief executive's review



John Peace
Group Chief Executive

GUS has completed another successful year, with all three of our main businesses again achieving record profits. Sales from continuing operations increased by 7% to £7.6bn and profit grew by 10% to £910m before amortisation of goodwill, exceptional items and taxation.

Group strategy

GUS has established a strong track record in the last five years of creating value for shareholders. During this time we have repositioned the Group around three major businesses – Argos Retail Group, Experian and Burberry – and continued to focus on fewer activities. Our priority has been to drive sustainable growth in each of these businesses, which we firmly believe to be a key driver of long-term value creation.

Twelve months ago, as a logical extension of what we have been doing since 2000, we announced a two-year review of our strategic options. This strategic review has reinforced our belief that GUS has highly valuable businesses with above average growth potential, which are capable of achieving leadership positions in their respective markets.

The Board has already drawn a number of important conclusions about the future structure of the Group and, since the year-end, has begun taking a number of actions.

- We have successfully sold our remaining stake in the Lewis Group, our retailing business in Southern Africa, following a partial flotation last October. This raised £140m, bringing the total proceeds from the sale of Lewis to £245m.
- We have announced our intention to demerge our remaining stake in Burberry to GUS shareholders, by way of a dividend in specie later this year. This will enable our shareholders to benefit directly from the significant future growth potential of this business.
- We have concluded that, at the right time, shareholder value is likely to be further enhanced by the separation of ARG and Experian. However, we believe that at this stage both businesses will benefit from further investment and support as part of GUS.

We will therefore continue to concentrate on driving sustainable growth and investing in our businesses as we have successfully done in recent years.

Growth businesses

Argos Retail Group

ARG has become the UK's leading general merchandise retailer, committed to delivering ever-greater value to its customers through its two major businesses, Argos and Homebase.

The economic environment has become very challenging for retailers, but ARG is robustly controlling operating costs and driving productivity, while continuing to benefit from the programme of investment in its supply chain. A number of initiatives are under way, which we believe will enable ARG to deliver sustainable long-term growth.

At Argos, we have announced that we see the potential to add another 150 stores over the next four years, bringing the total to over 750. Argos Extra, which offers over 4,000 more lines than the main catalogue, is being rolled out to all stores in July 2005.

At Homebase, we see the potential for about 450 stores over time, which compares with the current total of 287. The continuing roll-out of mezzanine floors is providing very cost effective additional space for showcasing bathrooms, kitchens and furniture. Homebase is also successfully trialling the use of catalogues to drive sales and profit, using ARG's product pool, home delivery infrastructure and multi-channel expertise.

GUS has completed another successful year, with all three of our main businesses again achieving record profits.

Experian

Experian is the largest company in its sector, with no single competitor offering as many solutions or operating in so many countries. The company's vision is to use its people, data and technology to become a necessary part of every major consumer economy in the world. A number of key growth drivers make us confident that Experian has above-average growth potential.

Experian's direct-to-consumer activities, Experian Interactive, have grown from a standing start in 2002 to account for 30% of sales in North America. This Internet-based operation provides an expanding range of online services to consumers, such as enabling them to monitor their credit status or find the best terms on mortgages and credit cards.

The increasing use of credit in emerging markets is another growth driver. Experian already sells solutions in over 20 countries in Eastern Europe and Asia Pacific and has recently entered into a joint venture to open the first credit bureau in Russia. Experian is also benefiting from the growing problem of fraud across all business sectors.

Burberry

Burberry has become a global leader in the market for accessible luxury fashions and accessories. Founded in 1856, the company embarked on a new chapter in 2002 when it became a separate public company, with GUS as its majority shareholder. Since then, the company has continued its geographical expansion and product diversification, while strengthening the brand's international recognition and broad appeal.

Financial summary

12 months to 31 March	Sales 2005 £m	Sales 2004 £m	Profit before taxation 2005 £m	Profit before taxation 2004 £m
Argos Retail Group[1]	**5,535**	5,162	**421.5**	415.5
Experian	**1,362**	1,286	**318.3**	282.2
Burberry	**715**	676	**165.7**	141.2
Central activities	**(12)**	(5)	**(24.1)**	(19.9)
Continuing operations	**7,600**	**7,119**	**881.4**	**819.0**
Discontinued operations[2]	**187**	429	**55.4**	61.5
Total	**7,787**	**7,548**	**936.8**	**880.5**
Net interest			**(26.4)**	(53.9)
Profit before amortisation of goodwill, exceptional items and taxation			**910.4**	**826.6**
Amortisation of goodwill			**(207.3)**	(192.6)
Exceptional items			**(10.0)**	58.3
Profit before taxation			**693.1**	**692.3**
EPS before amortisation of goodwill and exceptional items			**63.8p**	**60.7p**
Reported basic EPS			**42.3p**	**47.4p**

The profit figure shown against each business above is operating profit, defined as profit before interest, taxation, exceptional items and goodwill amortisation. The same definition of operating profit is used throughout this report.

1 2005 operating profit at ARG is after the one-off charges of £16.2m for the Argos OFT fine and £18.3m for Homebase reorganisation costs.

2 Discontinued operations include sales from Lewis, home shopping and Reality, and operating profit from Lewis and Property.

Argos Direct, the delivery-to-home operation, accounted for 22% of Argos sales during the year.


Argos Direct
0870 600 2020
You dial. We deliver.
www.argos.co.uk

Argos Retail Group


217
255
285
416
422
01
02
03
04
05

ARG operating profit
£ million

Argos Retail Group (ARG) has continued to build on its position as the UK's leading multi-brand, multi-channel retailer. Against a background of weakening UK retail demand, ARG's two main businesses, Argos and Homebase, increased sales by 8% and 6% respectively and continued to invest in initiatives for delivering sustainable growth. Operating profit for ARG as a whole, before one-off charges, was up 10% to £456m.

Argos and Homebase are supported by a central ARG infrastructure in areas such as sourcing and supplier management, multi-channel ordering and home delivery, which continues to deliver substantial savings. The businesses are also supported by ARG Financial Services, providing appropriate credit offers to help drive merchandise sales.

Argos

In an increasingly competitive general merchandise market, Argos remained focused on winning more customers and a greater share of their spending by offering the most compelling combination of choice, value and convenience. Argos again outperformed its market, delivering sales growth of 8%, of which 3% was on a like-for-like basis, while continuing to improve its gross margin.

The Argos Extra catalogue, which offers customers the choice of about 30% more products, was available in 179 stores at the year-end and will be introduced to all stores in July 2005.

Productivity improvements and gains made in the supply chain helped Argos to reduce prices further. In the Spring/Summer catalogue, which was launched in January 2005, prices were 6% lower than the year before.

The number of Argos stores increased by 36 to 592 during the year and there are plans to open about 35 stores per annum over the next four years. Since the year-end, Argos has bought 33 Index stores from Littlewoods, which will be converted to Argos.

'Quick pay' kiosks continued to reduce the time it takes for customers to purchase goods in Argos stores. By the end of the year, there were kiosks in over 300 stores.

Customers also took increasing advantage of home delivery and the ability to order goods in store, by phone or on the Internet. Argos Direct, the delivery-to-home operation, accounted for 22% of sales, while purchases made through the Argos website increased by 37% and accounted for 5% of sales.

At the annual Retail Week Awards, the manager of the Argos store in Lincoln, Marie Wilson, took the award for Store Manager of the Year. Argos also won the retail and distribution category in the Supply Chain Excellence Awards, with a supply chain that judges described as 'very much wedded to the business strategy of choice, low prices and convenience'.

Argos remains focused on offering customers the most compelling combination of choice, value and convenience


Argos extra
30% more products
that regular Argo
just
ONLY available
Argos extra
Marie
Helen

Marie Wilson joined Argos from school and is manager of the Argos store in Lincoln. She was awarded the title of Store Manager of the Year at the retail industry's Retail Week Awards.

The new Furniture Direct catalogue from Homebase offers products from both the Argos and Homebase ranges, and is being rolled out after successful trials.


new
quality furniture,
at low prices

Argos Retail Group continued

Homebase

Homebase has continued to make strong progress in establishing itself as the UK's leading home enhancement retailer. Its key strategic priorities remain unchanged:

- to improve the existing core business;
- to enhance and extend its home furnishings offer; and
- to deliver synergies by leveraging the scale and expertise of ARG.

In the year to 28 February 2005 (Homebase's year-end), sales were up 6%, of which 3% came from new stores.

Enhancing the customer experience remained a high priority throughout the year. Improvements in store layout, signage, stock availability and other retailing basics showed through in positive feedback from customers.

Homebase maintained its store-opening programme, with a net nine new stores opened during the year, bringing the total to 287. As the result of increasing confidence that it now has the right format and service offer, Homebase believes there is scope for up to 350 stores by 2009 and 450 ultimately.

Mezzanine floors continue to be introduced to showcase improved ranges of bathrooms, kitchens and furniture. The most recent mezzanines are delivering sales lifts well above 15%. At Homebase's year-end, 111 stores had mezzanine floors, compared to 67 a year ago.

Homebase is also benefiting from the infrastructure and expertise of ARG. Product sourcing through ARG's Far Eastern offices has proved particularly successful in areas such as garden power, power tools and garden furniture, helping Homebase to drive down cost prices.

A new furniture catalogue, Furniture Direct, offers products from both the Argos and Homebase ranges, with delivery to home using the Argos Direct infrastructure. Some stores have ranges on display, while others offer the catalogue only. Initial trials in 29 stores have been very encouraging and Homebase will be rolling it out nationally in the current year.

In January, Homebase became the first UK DIY retailer to achieve FSC Chain of Custody certification. Issued by the Soil Association, the certificate endorses Homebase's ethical trading principles.

ARG Financial Services

ARG Financial Services works with Argos and Homebase to provide their customers with the most appropriate credit offers in order to drive product sales. It offers store cards, together with a range of insurance products.

The total amount on loan to customers grew by 24% in the year, with customers taking advantage of strong promotional offers. The Argos store card now accounts for 9% of sales in Argos, while the Homebase card was used for 3% of sales at Homebase.

Wehkamp

Wehkamp is the leading home shopping brand in Holland. It is a multi-channel retailer, with a third of merchandise sales coming from its website.

Sales during the year declined by 4% at constant exchange rates, reflecting the weakening retail environment in Holland throughout the year.

HOMEBASE



Andreas Augoustis is a team leader at the Homebase store in Finchley Road. Andreas recently received the company's bronze award for excellence in demonstrating the Homebase Way values.

Enhancing the customer experience at Homebase remained a high priority throughout the year

Experian



217
224
256
282
318
01
02
03
04
05

Experian operating profit
£ million

Experian has delivered its third consecutive year of double-digit sales and profit growth as it continued to build momentum as a global leader in the market for information solutions. The company is the largest in its sector, supporting clients in over 60 countries and providing a broader range of solutions than any of its peers.

Experian helps organisations to find, develop and manage profitable customer relationships. It also assists consumers in protecting their personal information and managing the financial aspects of key life events. The company's strategy for growth is based on building its core business, developing new solutions and undertaking acquisitions that strengthen its global capabilities.

Worldwide sales for the year from Experian's continuing businesses were up 18% and profit was up 16% at constant exchange rates, driven by major contract wins and significant investment in new products and markets. Experian North America and Experian International each delivered another strong financial performance, continuing the company's momentum of sales and profit growth.

The company's growth has been supported by substantial investment in its infrastructure, including a new UK data centre and new office premises in the UK, Spain, France and Germany, together with new technology platforms in the US for business-to-business and credit card marketing.

The new global management structure announced in February 2005 is reinforcing Experian's position as a world leading company and ensuring that it leverages its skills and resources on a worldwide scale.

experian

Building on core business

Experian has continued to build on its core business by winning major contracts across a growing range of markets.

In Credit Information and Solutions, Experian agreed a new contract with HBOS, the UK's largest mortgage and savings provider, worth in excess of £40m over five years. In the US, credit sales were strengthened by gains in under-penetrated sectors such as automotive, credit unions and telecommunications.

Two major Latin banks, Banco Afirme and Banco del Pichincha, installed Experian's anti-money laundering solution. With installations in 35 countries, this powerful software automates the detection, investigation and reporting of suspected money laundering activity.

Experian's international network of credit bureaux was extended to Russia in a joint venture with Interfax Information Services Group. The new consumer credit bureau brings the number of bureaux operated worldwide by Experian to 12.

In Marketing Information and Solutions, Experian won a significant number of new contracts, including a three-year database contract with one of the largest card issuers in the US, worth over $10m. Experian is benefiting from the investments it has made in delivering value-added solutions such as database management and email delivery platforms.

LEGO, the toy manufacturer, signed a pan-European deal for a comprehensive database management solution to increase the speed and accuracy of its direct mail campaigns. Hilton International became the latest company to use Cheetahmail, Experian's email delivery solution, to target international customers with its latest offers.

Demand for Experian's vehicle history reports was strong throughout the year. Most of the world's major automotive finance companies in the US are now using Experian. Amongst car manufacturers, Mazda joined BMW, Ford, Lincoln and Mercury in requiring that Experian verifies the histories of its certified pre-owned vehicles.

Experian also sells credit reports and credit monitoring services directly to consumers and continued to increase its lead in the marketplace.

In France, Experian successfully integrated the business process outsourcing operation acquired from DMS Atos and won a four-year contract from Banque de France to process an average of 200 million cheques per year.



Elio Vitucci joined the decision support arm of Experian 11 years ago. Today he is the Managing Director of Southern, Central and Eastern Europe, driving Experian's expansion into emerging markets.

Experian's international network of credit bureaux has been extended to Russia in a joint venture with Interfax Information Services Group

Experian has continued to build on its core business by winning major contracts across a growing range of markets.

Microsoft

Hilton

Barclaycard

HBOS plc

TSYS

mazda

YAHOO!

BANQUE DE FRANCE
EUROSYSTÈME

ebay

Experian continued

Developing new solutions

Experian continued to invest heavily in new product development throughout the year.

The new National Business Database in North America provides the most comprehensive target marketing data in the business-to-business marketplace, combining credit and marketing data on more than 16 million businesses.

A new global version of Mosaic, Experian's market-leading consumer classification system, has classified over a billion of the world's population into ten distinctive socio-economic groups. The opening of Experian's first Chinese office has also led to the development of Mosaic for China, identifying 34 distinct consumer types across the country's most vibrant cities.

Experian-Scorex, the global decision solutions business, extended its suite of Strategy Management solutions with the development of Strategy Optimisation. It was made possible by the earlier acquisition of Marketswitch and enables organisations to solve complex risk and marketing problems to identify the best action or decision to take for each individual customer.

Experian-Scorex also launched a new collections and debt recovery solution, Collect SM, which allows organisations to reduce losses by adopting a more strategic and analytical approach to their customer service, collections and debt recovery processes.

In the UK, the Consumer Indebtedness Index was launched to aid responsible lending. The Nationwide Building Society was amongst the first organisations to use the Index, which helps to identify individuals who would struggle if they were to increase their existing credit commitments.

Experian also extended its direct-to-consumer services with the launch of the UK's first national credit score, a summary for consumers of their credit status based on their full Experian Credit Report.

Growing by targeted acquisition

The ability to identify, acquire and integrate businesses is a core competence of Experian. The company has continued to drive growth through acquiring complementary businesses that provide new products, new data or entry into new markets, while leveraging its core assets.

Experian's target marketing services were strengthened by the acquisitions of QAS in the UK and Simmons Research in the US.

QAS is a major supplier of address management software that enables organisations to maintain accurate and up-to-date address information about their customers. The company has almost 9,000 clients worldwide, covering all major market sectors.

Simmons has, for more than 50 years, provided information on what American consumers buy, their attitudes and lifestyles, where they shop and the media channels they use. The information is used by over 500 clients worldwide.

The acquisition of Americas Software enhanced Experian's ability to support banks, brokerage firms and insurance companies in combating money laundering and complying with government regulations, including those imposed by the USA PATRIOT Act.

Within the insurance sector, Experian strengthened its risk modelling capabilities with the acquisition of the specialist analytics company ISL Intermediary Systems.

Experian's automotive portfolio was enhanced by the acquisitions of Autocount, which provides automotive dealers and lenders with information on new and used car sales and market share, and Autolocate, a specialist in the development of web-based solutions for the automotive industry.

Experian's operations in Asia Pacific were expanded with the acquisition of Smartal Solutions, a specialist in customer database solutions, local area planning and target marketing. In Italy, Experian significantly increased its presence with the acquisition of Equifax Italy, one of the major data providers to the Italian market.

Experian also continued the programme of acquiring its affiliate bureaux in North America, with the objective of taking direct control of this important distribution channel. By the end of the year, Experian had acquired 32 of the 38 bureaux.

Since the year-end, Experian has significantly extended its Internet-based, direct-to-consumer services, now known as Experian Interactive, with the acquisitions of LowerMyBills.com and Affiliate Fuel. LowerMyBills.com helps consumers obtain better deals on their recurring monthly expenses, such as mortgages, personal loans, credit cards and insurance. Affiliate Fuel is an advertising network that connects consumers to companies offering educational services.

Experian Interactive's strategy is to offer a wide range of products that assist consumers in managing the financial aspects of key life events, such as moving house or buying a car.

LowerMyBills.com is helping to establish Experian as a trusted source of information for consumers undertaking financial transactions over the Internet


Lower Your Mortg
with a lender you can tru

Jamie Fiore is Marketing Campaign Manager at LowerMyBills.com, where she is responsible for developing and executing its online advertising to attract consumers to the website.

Burberry's Cinda bag became one of the year's must-have fashion accessories.



Burberry


01
69
02
96
03
117
04
141
05
169

Burberry operating profit
£ million

Burberry has continued to build on its unique position as the authentic British lifestyle brand. Its solid performance reflects the balance and diversity of the business across products, channels and regions.

In the year under review, at constant exchange rates, Burberry sales increased by 10% and operating profit by 21%, with good growth across all distribution channels. Burberry also completed £58m of its share repurchase programme of approximately £250m announced in November 2004.

The management team was further strengthened during the year with the appointment to the Burberry Board of Brian Blake, Worldwide President and Chief Operating Officer of Burberry. He joined Burberry in June 2004 from the Gucci Group, where he held the position of Executive Vice President.

Products

Burberry continued to introduce contemporary designs to strong consumer response. Womenswear achieved 11% underlying growth, with the Burberry Prorsum collections a particular highlight, receiving excellent press reviews. Menswear benefited from the trend towards a more sartorial style of dressing and saw underlying growth of 6%.

Accessories also saw good growth at 8%, particularly for small leather goods and new contemporary handbag designs such as the Cinda bag, which became one of the year's must-have fashion accessories. Burberry Brit for Men joined the family of Burberry fragrances and was launched to outstanding consumer response. At the annual Fragrance Foundation Awards in New York, Burberry won three awards, including Best Men's Luxe Fragrance.

Channels

Burberry achieved growth across each of its distribution channels – retail, wholesale and licensing.

Burberry's retail expansion continued on target, with average selling space increasing by approximately 9%. A total of 12 new retail stores and concessions were opened, including Burberry's first in Rome. Several key stores also underwent refurbishment.

In wholesale, Burberry continued to concentrate on key accounts in developed markets, while using the channel selectively to develop emerging markets such as China, the Middle East, Russia and South America.

Regions

Burberry achieved good results across its trading regions, notably US, Europe and Asia.

In Japan, Burberry continued its programme of enhancing its brand positioning and taking greater control of the non-apparel licences. Asia saw strong demand from Chinese consumers, while new stores helped fuel US growth.

Lewis Group

Lewis Group delivered another excellent performance, strengthening its position as one of the leading furniture and appliance retailers in Southern Africa. This was Lewis Group's first set of full-year results as a listed company, following its successful partial flotation in September 2004.

Sales for the year increased by 11% to £187m and operating profit by 21% to £55.4m at constant exchange rates. This was helped by an increasingly buoyant trading environment in South Africa, stimulated by a decline in interest rates, reductions in income tax and above-inflation wage increases.

In May 2005, GUS successfully sold its remaining stake in Lewis Group for £140m, bringing the total proceeds of the sale to £245m.

Summary

GUS has completed another successful year. ARG, Experian and Burberry have each reported record profits.

Our strategic review has already resulted in the successful sale of the Lewis Group and the announcement of a demerger of our remaining 66% stake in Burberry later in the year.

We have concluded that, at the right time, shareholder value is likely to be further enhanced by separating ARG and Experian. Until such time, GUS will continue to drive sustainable growth in these businesses in the long-term interests of shareholders.



John Peace
Group Chief Executive

24 May 2005

Burberry opened 12 new stores during the year, including its first in Rome



Elisa Bruno is the General Manager of Burberry's new store in Via Condotti, Rome's most distinguished shopping street. She was responsible for hiring the store's 30-strong team before it opened in October 2004.

Group strategy

In May 2004, the Board of GUS stated that it believed that there was further scope to increase shareholder value significantly, building on its track record of success in the previous four years. It stated it would:

- continue to invest in its three main businesses and drive profit growth;
- initiate a share buyback programme of about £200m over the next twelve months; and
- actively review all strategic options over the next two years, in order to create further value for our shareholders.

Progress in 2005

During the last financial year, GUS has continued to deliver against these initiatives:

- Group profit before amortisation of goodwill, exceptional items and taxation increased by 10%, with each of our three main businesses generating record profits;
- we have invested over £650m in these businesses, through a combination of capital expenditure of £390m, an increase of £89m in the ARG Financial Services loan book and 27 acquisitions for Experian at a total cost of £181m;
- we have completed the £200m share buyback, purchasing 22m shares at an average price of 897p. This is in addition to the proposed full year dividend of £293m (29.5p per share); and
- we have undertaken a detailed analysis of the Group and its main businesses in a number of areas:
  - the likely future developments in each of the markets in which we operate;
  - the future growth plans and investment requirements of our businesses;
  - the equity market's valuation of the Group;
  - the advantages and disadvantages of various ownership structures; and
  - the views of our investors and senior management.

Update on Strategic Review

This review has reinforced our belief that GUS has businesses with above average growth potential, which are capable of leadership positions in their respective markets. As discussed later, each business has a clear strategy to deliver sustainable growth.

The Board has also drawn its conclusions about future Group structure from the review and has started to take actions accordingly. These include:

Sale of Lewis Group stake

A placing of GUS' remaining 50% stake in Lewis took place successfully in May 2005, raising about £140m. This brings the total net proceeds from selling 100% of Lewis to £245m.

Burberry Group plc

The Board has decided to demerge the remaining 66% stake in Burberry to GUS shareholders by way of a dividend in specie later on in 2005. This will be subject to shareholder approval and will be accompanied by a GUS share consolidation exercise.

ARG and Experian

The Board has also concluded that, at the right time, shareholder value is likely to be further enhanced by a separation of ARG and Experian.

But it believes that at this stage both businesses will benefit from further investment and support as part of GUS. We will continue to focus on driving sustainable growth in ARG and Experian as we have in recent years. The Board firmly believes that this is the key driver of long-term value creation for shareholders.

The restructuring will be undertaken at a time and in a manner that benefits our businesses, minimises disruption and is in the long-term interests of our shareholders.

Operational review

Argos Retail Group (ARG)

Sales up 7% to £5.5bn and profit up 10% to £456m, with operating margin up at both Argos and Homebase

Argos continued to outperform its market, with like-for-like sales growth of 3% and an improved gross margin

Homebase gained market share, with like-for-like sales growth of 3% and an improved gross margin

Moving forward there will be continued investment in ARG despite challenging trading conditions:

- increase in planned size of chain at both Argos and Homebase;
- national roll-out of Argos Extra in July 2005;
- Furniture Direct into all Homebase stores by November 2005.

ARG is focused principally on selling general merchandise in the UK. It has a multi-brand, multi-channel offer, supported where appropriate by a central infrastructure in areas such as sourcing and supplier management, multi-channel ordering, home delivery and financial services.

Consumer spending in the UK has slowed sharply in recent months. ARG believes that this has resulted in a decline on a like-for-like basis in the non-food, non-clothing market. It is planning on the assumption that this trend in the market continues. At the same time, retailers are facing higher cost inflation in areas such as rates, wages and energy costs. Clearly Argos and Homebase are not immune from this downturn in demand or these cost pressures.

In the current environment, ARG will continue to control costs robustly and drive productivity to help offset underlying cost inflation. It will also continue to invest in its key initiatives, outlined below, which support the delivery of sustainable growth over the longer term.

ARG

- delivering supply chain gains across ARG, with total benefits from the integration of Homebase expected to double to £40m by March 2006; and
- continuing to invest in the infrastructure required to support future growth.

Argos

- rolling out Argos Extra to all stores with the launch of the Autumn/Winter catalogue in July 2005;
- converting and integrating the 33 acquired Index stores; and
- extending the store chain to in excess of 750 stores over the next four years.

Homebase

- extending the store chain to around 350 stores over the next four years;
- nationally launching Furniture Direct during 2006, leveraging the ARG infrastructure; and
- adding at least 20 more mezzanines into existing stores in 2006.


217
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422
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05

ARG operating profit
£ million

Argos Retail Group

12 months to 31 March	Sales 2005 £m	Sales 2004 £m	Operating profit 2005 £m	Operating profit 2004 £m
Argos	3,652	3,384	325.8	297.4
Homebase[1]	1,580	1,483	110.1	102.2
Financial Services	81	60	0.2	(5.5)
Wehkamp	222	235	19.9	21.4
Sub-total	**5,535**	**5,162**	**456.0**	**415.5**
Argos – charge for OFT fine	–	–	(16.2)	–
Homebase – charge for reorganisation costs	–	–	(18.3)	–
Total reported	**5,535**	**5,162**	**421.5**	**415.5**
Operating margin[2]			8.2%	8.0%
Operating cash flow			54	44

1 Homebase sales and profit for 12 months to 28 February

Operational review continued

One-off charges

As previously announced, the Competition Appeal Tribunal has recently ruled on the fine imposed on Argos by the Office of Fair Trading two years ago. Argos is disappointed with the judgment and continues to maintain vigorously its innocence. It is seeking leave to appeal what it believes to be an unfair decision. A charge of £16.2m to cover the fine and the associated interest costs has been made against Argos' operating profit in 2005.

As previously announced, ARG is planning to move a number of Homebase functions currently based in Wallington, Surrey to its head office in Milton Keynes. This relates to about 500 Homebase employees, including the merchandising and buying functions. The costs of this move have been estimated at £18.3m and have been charged against Homebase's operating profit in 2005.

Argos

In an increasingly competitive general merchandise market, Argos continues to grow share by winning a higher proportion of customers' spend by offering them the most compelling combination of choice, value and convenience.

Operational review

Following a successful trial, customers will be offered improved choice through the roll out of Argos Extra to all stores and channels with the launch of the Autumn/Winter catalogue in July 2005. Argos Extra has over 4,000 more lines than the main catalogue's 13,300 and was available in 179 stores at the year end.

Of these, 128 stocked-in the additional lines and 51 offered customers the option to order-in the extended range for later collection. The extended leisure, storage and lighting ranges sold well during the year.

In July 2005, Argos Extra will be made available in all stores. Approximately 160 stores will stock-in the additional lines, with the remaining stores offering the order-in facility. Argos Extra will also be available over the Internet and for home delivery anywhere in the UK. New system developments, such as text message notification that products are available in store for collection, will also provide customers with greater convenience.

To date, the Argos Extra stocked-in stores have delivered high single-digit percentage sales uplifts, with lower increases at ordered-in stores. The national roll-out of Argos Extra is expected to add 2-3% to sales in its first full year, as consumers become more aware of the extended ranges. This initiative is a clear example of how Argos can generate returns on investment well above its hurdle rate.

Argos continues to offer customers lower prices. Prices on re-included lines in the current Spring/Summer catalogue are 6% lower than last year supported by supply chain benefits and the movement in the US dollar. Direct importing now accounts for about 25% of sales compared to 16% two years ago. During the year, Argos also launched a "non stop price drop" campaign, reinforcing to consumers its commitment to reduce prices during the life of the catalogue.

Argos expects to add around 35 stores per annum over the next four years, bringing the total to over 750 stores by March 2009. It has already successfully expanded the chain into more out-of-town locations (with 152 stores currently being on retail parks). This allows it to move into more catchments that can support a second or third Argos store. Argos has also enhanced its ability to open stores in smaller market towns, as range expansion enables it to take a higher share of spend in these catchments. Argos also plans nearly to double its presence in Ireland over the next four years from the current 22 stores.

At the year-end, Argos had 592 stores. It plans to open around 35 stores in 2006. This is in addition to 33 Index stores, which will be purchased for £44m in July 2005. Argos expects these stores to start trading by October 2005 after which they should add 2-3% to total Argos sales in their first full year of operation.

Argos

12 months to 31 March	2005 £m	2004 £m	Growth
Sales	**3,652**	**3,384**	**8%**
Total growth	*8%*	*12%*	
Like-for-like growth	*3%*	*5%*	
Operating profit	**325.8**	**297.4**	**10%**
Charge for OFT fine	(16.2)	–	
Total reported	309.6	297.4	
Operating margin[1]	8.9%	8.8%	
At 31 March			
Number of stores	592	556	
Of which: Argos Extra stores	179	75	

Argos continues to invest in improving the convenience of its offer for customers. It enables customers to order or reserve goods in stores, by phone or on the Internet, for delivery to store or to home. Argos Direct, the delivery to home operation, grew sales by 18% and accounted for 22% of revenue in 2005. Internet orders for direct delivery to home grew by 37% during the year, accounting for 5% of Argos' sales. A further 8% of total sales were reserved by customers, either by phone, Internet or text message, for later collection in-store.

Work is almost complete on the new delivery to home warehouse in Faverdale, Darlington due to open in July 2005. This is Argos' third dedicated warehouse supporting the home delivery of large items which are not available in store, such as furniture and white goods.

Financial review

In the year to 31 March 2005, Argos again outperformed its market. It grew its total sales by 8% and increased its gross margin, leading to a 10% increase in operating profit (before the one-off charge for the OFT fine). Against an environment of weakening retail demand, sales and profit growth slowed in the second half. Sales growth was 13% in H1 slowing to 5% in H2, while profit growth declined from 16% in H1 to 7% in H2.

New stores continue to trade well and contributed 5% to sales growth in the year. Like-for-like sales growth was 3%. There were strong performances from consumer electronics, digital products and leisure throughout the year. However, the rate of growth in sales of furniture and white goods slowed in the fourth quarter.

Operating profit in the year grew by 10%, reflecting the level of sales growth, a slightly improved gross margin and continued investment in future growth initiatives, such as Argos Extra and the infrastructure. As outlined above, this investment will continue in the current financial year in areas such as infrastructure and the transitional costs relating to the acquired Index stores. The latter will reduce profits by about £8m in the first half.

Homebase

12 months to 28 February	2005 £m	2004 £m	Growth
Sales	**1,580**	**1,483**	**7%**
Total growth[1]	*6%*	*5%*	
Like-for-like growth[1]	*3%*	*3%*	
Operating profit	**110.1**	**102.2**	**8%**
Charge for reorganisation costs	(18.3)	–	
Total reported	91.8	102.2	
Operating margin[2]	7.0%	6.9%	
At 28 February			
Number of stores	287	278	
Of which: number with mezzanine floor	111	67	

1 Total and like-for-like growth for 2005 excludes 29 February 2004

2 Excluding one-off charge for reorganisation costs

Homebase

Within a competitive market, Homebase is being repositioned as the UK's leading home enhancement retailer. The key strategic priorities remain unchanged, being to:

- improve the existing core business;
- enhance and extend its home furnishings offer; and
- deliver synergies by leveraging the scale and expertise of ARG.

Operational review

Homebase continues to improve the in-store experience for its customers, driving market share gains. Actions to improve customer service, stock availability and retailing basics have continued during the year with positive feedback from customers. Stock availability has been improved through close monitoring of key lines and out of stocks. Range reviews have been undertaken in areas such as paint, tiling and lighting, driving encouraging sales gains. A new advertising campaign was launched in early March, supporting the Homebase differentiated proposition and value position. It also forms the basis for a consistent style across all marketing activity.

Homebase expects to add around 15 stores per annum over the next four years, bringing the total to about 350 stores by March 2009. New stores continue to perform well, giving a payback on investment well above the hurdle rate. Homebase sees longer-term potential for around 450 stores given this strong financial performance and its greater confidence in the improved format and service offer.

Homebase had 287 stores at the year-end, having opened a net nine stores during the year. It plans to open a net 13 stores in 2006, being a mix of traditional and smaller stores.

The most recent mezzanine formats are delivering improved sales uplifts, well above the 15% generated by earlier trials. They offer improved store layout, better lit mezzanines, enhanced fixtures and improved internal and external signage. Examples can be seen at Telford, Finchley Road (London) and Banbury.

ARG Financial Services		
12 months to 31 March	**2005 £m**	2004 £m
Sales	**81**	**60**
Profit before funding costs	18.6	6.8
Funding costs	(18.4)	(12.3)
Operating profit/(loss)	**0.2**	**(5.5)**
At 31 March		
Gross loan book	463	374
Number of active store card holders (000s)	887	765

Operational review continued

A total of 111 stores had mezzanine floors at February 2005, an increase of 44 in the year. In 2006, Homebase plans to add at least another 20 mezzanine floors to existing stores and open most of its 13 net new stores with mezzanines. This is in addition to all the work involved with the national roll-out of Furniture Direct in the same period.

Homebase will continue to benefit from leveraging the scale and expertise of ARG, in both sourcing and infrastructure. During the year, Homebase has seen benefits from value engineering and terms harmonisation in areas such as garden power, garden furniture, power tools, bathrooms, lighting and flooring. Homebase has also been able to use the established ARG infrastructure to increase rapidly the proportion of goods directly imported. This now stands at 21% of sales, compared to 8% at the time of acquisition in late 2002.

The trial of the Furniture Direct catalogue, which uses the ARG infrastructure to home deliver furniture and home furnishings sourced from both the Homebase and Argos ranges, has been successful in improving sales densities. Product displays are in 20 Homebase stores currently, with nine further stores offering the catalogue only. By November 2005, an additional 115 stores will display products, with catalogues available in all remaining stores. Homebase has also recently launched a transactional website, selling products from the Argos range, and is testing Appliances Direct, a catalogue offering white goods again from the Argos range, in 29 stores.

Financial review

In the year to 28 February 2005, against a weakening retail environment, Homebase gained share in the DIY market, increased total sales by 6% and improved its gross margin slightly.

In the year, new stores contributed 3% to total sales growth. Like-for-like sales growth of 3% was aided by the performance of mezzanines and big ticket items.

Operating profit, before reorganisation costs, increased by 8%, reflecting the sales increase and gross margin improvement, partially offset by continued investment in mezzanines.

ARG Financial Services (ARG FS)

ARG FS works in conjunction with Argos and Homebase to provide their customers with the most appropriate credit offers to drive product sales, while retaining the maximum possible profit from the transaction within ARG. It offers store cards (providing both revolving and promotional credit) and a range of insurance products.

ARG FS loan book grew by 24% or £89m in the year, reflecting mainly store card growth. The Argos store card funded 9% of Argos' sales in 2005, with continued growth in the active card base. The Homebase store card, which was launched in October 2003, funded 3% of Homebase's sales. Credit sales helped to drive big ticket purchases in particular, with customers taking advantage of strong promotional credit offers, such as "buy now pay later". Due to the competitive nature of the market, ARG FS has currently stopped offering new personal loans. Despite this, continued momentum in store cards is expected to drive the gross loan book to around £500m by March 2006.

ARG FS achieved a break even position for the first time in 2005, as interest income from growth in the loan books increased. This has been offset to some extent by higher borrowing costs, which have not been passed on to customers, together with additional bad debt costs.

Wehkamp

Sales at Wehkamp, the leading home shopping brand in Holland, declined by 4% at constant exchange rates. This reflects the weakening retail environment in Holland throughout the year. Operating profit was 6% lower in euros, driven primarily by the sales reduction.

Wehkamp			
12 months to 31 March	**2005 £m**	2004 £m	Change at constant FX
Sales	**222**	**235**	**(4%)**
Operating profit	**19.9**	**21.4**	**(6%)**
Operating margin	9.0%	9.1%	

Experian

- Sales up 18% and profit up 16% for continuing activities at constant exchange rates
- Third consecutive year of double-digit sales and profit growth
- Third consecutive year of excellent cash generation, with 97% of operating profit converted into operating cash flow
- Benefiting from balance in the business portfolio – breadth of product offer and global reach
- Successful integration of acquisitions yielding expected synergies and accelerating growth across the portfolio; LowerMyBills.com is a step-change for direct-to-consumer activities

Experian is a global leader in providing information solutions to organisations and consumers. It helps organisations find, develop and manage profitable customer relationships by providing information, decision-making solutions and processing services. It has over 50,000 clients in more than 60 countries.

Experian is the clear global leader in its sector and is uniquely positioned to benefit from the key drivers of long-term growth, including expansion in:

- credit and card usage;
- emerging markets such as Eastern Europe and Asia Pacific;
- fraud prevention;
- multi-channel marketing;
- vertical markets such as automotive and government; and
- the direct-to-consumer market. Experian's newly formed Interactive operation offers a wide range of products that assist consumers in managing the financial aspects of key life events, such as buying a home. Following the acquisition in May 2005 of LowerMyBills.com, a leading online generator of mortgage and other loan application leads in the US, Experian Interactive now accounts for about 30% of Experian North America sales on a pro forma basis.

Experian has a clear strategy to capitalise on these opportunities by:

Building on its core businesses. Experian has continued to win contracts across its businesses and around the world.

These include application processing for a number of financial institutions in the US, a multi-year deal in support of a UK government agency to provide authentication services and customer management solutions for Brazil's largest state-owned bank. It has also been successful in moving into emerging markets. In the last twelve months, Experian has prepared to open the first credit bureau in Russia as a joint venture, worked with the leading Korean credit bureau to introduce value-added solutions to the market and extended its consumer classification system (Mosaic) to countries including Japan and China.

Selling new value-added solutions. Experian continues to invest heavily in new products. For example, its new application fraud prevention system, Hunter II, has been successfully implemented in its first customer and has won numerous other contracts globally in countries such as Korea, Russia and the UK.

Growing by targeted acquisitions. The ability of Experian to identify, acquire and integrate businesses is a core competency. Experian can often accelerate the growth of the acquired company by creating product synergies and cross-selling to the combined client base. In the year to 31 March 2005, 16 acquisitions and 11 affiliate credit bureaux purchases were completed for a combined investment of £181m. Together, these are performing ahead of plan and are expected to generate post-tax double-digit returns over time.



217
224
256
282
318
01
02
03
04
05

Experian operating profit
£ million

Experian

12 months to 31 March	Sales 2005 £m	Sales 2004 £m	Operating profit 2005 £m	Operating profit 2004 £m
Experian North America	724	665	188.2	181.2
Experian International	620	532	128.6	107.3
Total continuing activities	**1,344**	**1,197**	**316.8**	**288.5**
% growth at constant FX	*18%*	*14%*	*16%*	*20%*
Discontinued activities	18	89	1.5	1.5
Closure costs	–	–	–	(7.8)
Total reported	**1,362**	**1,286**	**318.3**	**282.2**
Operating margin – excluding FARES			21.0%	21.0%
– including FARES			23.6%	24.1%
Operating cash flow			309	298

Notes (relevant to all Experian tables):

Operating margin is for continuing activities only. For FARES, the 20% owned real estate information associate, Experian reports its share of FARES profits but not sales.

Operational review continued


1,128
1,337
05

Experian North America sales
$ million
Year to March 2005

- Credit – Information
- Credit – Solutions
- Marketing – Information
- Marketing – Solutions
- Interactive

During the year, Experian made significant investments in infrastructure, including the opening of a new UK data centre and new technology platforms for improved access to US credit, consumer marketing and business-to-business marketing data. The new global management structure announced in February 2005 is also enabling Experian to reinforce its position as the leading global player in its markets. It is now better able to support multi-national clients and develop global products and solutions, while focusing on the needs of each local market.

Experian North America

In the year to 31 March 2005, Experian North America delivered another good financial performance across all businesses, demonstrating the strength of its broad product mix and its distribution capabilities.

Operational review

Sales from continuing activities increased by 19% in dollars. Corporate acquisitions generated 8% of this growth, with 11% organic growth. This was achieved despite a 3% impact from lower sales to the mortgage sector.

Credit Information and Solutions together grew sales by 5% excluding acquisitions. Growth was driven by new products such as triggers (automatic alerts to changes in consumers' credit behaviour), which gained strong market adoption. Sales also benefited from improved delivery platforms and by share gains in Credit Information in under-penetrated sectors such as credit unions, telecommunications and collections. A further 11 small affiliate bureaux were purchased during the year, bringing the total to 32 at a combined cost of $191m.

Experian North America

12 months to 31 March	**2005 £m**	2004 £m	Growth at constant FX
Sales			
– **Continuing activities**	**724**	**665**	**19%**
– Discontinued activities	–	38	na
– Total reported	724	703	12%
Operating profit			
– Direct business	153.7	143.9	16%
– FARES	34.5	37.3	1%
– **Continuing activities**	**188.2**	**181.2**	**13%**
– Discontinued activities	–	(1.6)	na
– Total reported	188.2	179.6	14%
Operating margin			
– excluding FARES	21.2%	21.6%	
– *including* FARES	26.0%	27.2%	

Two small businesses (NuEdge and Real Estate Solutions) were sold during the second half of the year. These will be treated as discontinued activities from 1 April 2005.

Marketing Information and Solutions together grew sales by 6% excluding acquisitions. There has been a general recovery in direct marketing, aiding sales of consumer marketing lists as well as automotive and business marketing information. In line with market trends, Marketing Solutions has seen a continued switch of clients from traditional list processing to database management and email marketing. Experian continues to gain new data management business from major multi-channel retailers and is now a key supplier to four of the top five retailers in the US.

Experian Interactive increased its sales by 37% during the year excluding acquisitions. In Consumer Direct, which sells credit reports, scores and monitoring services to consumers, the number of subscribers was nearly 2.4m at the year-end, up by over 650,000 during the year. Sales were driven by the move to monthly rather than annual billing, the successful launch in the fourth quarter of Triple Advantage (daily notification of any changes in consumers' reports from all three credit bureaux) and increased consumer credit awareness. MetaReward, the Internet lead-generation business, which was acquired in November 2003, had an exceptional year with sales doubling on a pro forma basis. This reflects some large, but lower margin, client contracts.

FARES, the 20% owned real estate information associate, had another strong year, with profits of $63.8m broadly equivalent to last year's $63.2m, despite rising interest rates. FARES benefited from the synergies resulting from its acquisition of Transamerica's tax and flood businesses in October 2003. It continues to make complementary acquisitions and focus efforts on cost reduction to mitigate the expected decline in the mortgage market.

Financial review

Sales from continuing activities in the year were $1,337m, up 19% compared to last year. Corporate acquisitions contributed 8% of this growth, a level that should at least be repeated in 2006 following the acquisition of LowerMyBills.com.

Operating profit from direct businesses was $284.0m, up by 16%. The operating margin declined slightly reflecting the growth of MetaReward (a lower margin business) in the second half and FACTA-related costs not yet fully recouped by the cost recovery charge to clients. With the free credit report required under the FACT Act now available to half of the US population, activity levels and costs are in line with expectations.

The £/$ exchange rate moved substantially during the year from an average of $1.70 in the year to March 2004 to $1.85 in 2005. This reduced reported sales by £65m and operating profit by £17.0m.

Experian International

Experian International, which accounts for about 45% of total Experian sales, had another excellent year, continuing its long record of double-digit sales and profit growth.

Operational review

Sales grew by 17% at constant exchange rates, of which 10% came from acquisitions. There was consistently good growth in the UK and Rest of World.

Credit Information and Solutions increased sales by 8% excluding acquisitions. In the UK, there was continued good growth in business information, with significant gains in market share due to the strength of value-added products. In consumer information, Experian's position in financial services has been enhanced by wins in other sectors including government and telecommunications. In Rest of World, there was excellent growth in business information services in France and in the credit bureaux in Southern Europe. The contract with CCI, the consortium of Spanish banks, has been extended to 2010.

Experian-Scorex, the credit solutions business, saw double-digit growth with particularly strong performances in the UK, Latin America, Spain and emerging markets. It continues to develop and sell new solutions. For example, it is working in the UK with Barclays to optimise targeting of customer communications. In Russia, it has introduced a new collections and debt recovery solution for its clients.

Marketing Information and Solutions grew sales by 9% excluding acquisitions. This was driven by strong growth in many areas including: UK business-to-business marketing; insurance; online data cleansing; e-mail marketing; Business Strategies (micromarketing and economic forecasting) and from operations in Southern Europe. Following its acquisition in October 2004, QAS, the leading supplier of address management software in the UK, has delivered to the acquisition plan. QAS has won significant private and public sector contracts in the past six months and launched Intact from QAS, a jointly developed solution with Experian, that makes available online data cleansing services to its 7,500 UK clients.

Focused now entirely in France, Outsourcing sales grew by 7% excluding acquisitions. This was fuelled by increased volumes and contract wins, such as Cegetel, in back office processing and card processing.

Acquisitions continue to be a key driver of growth in Experian International, leveraging its existing assets and skills. During the year it has acquired several companies, often small, that have brought it new products (such as ISL, providing analytics and models to the insurance sector), or strengthened its presence in more countries (such as Business Strategies micromarketing in Scandinavia, China and Hong Kong). Acquisitions completed in 2005 are expected to contribute over 10% to sales in the first half of 2006.

Financial review

Excluding discontinued activities, sales at Experian International increased by 17% at constant exchange rates. This is despite one large card issuer moving its UK account processing in-house from Experian from the second quarter of the financial year 2005.

Operating profit from continuing activities at £128.6m increased by 20% at constant rates. This resulted in a 50 basis point improvement in the operating margin, reflecting the high level of sales growth and resulting operating leverage.



532
620
04
05

Experian International sales
£ million
Year to March 2005

- ■ Credit – Information
- ■ Credit – Solutions
- □ Marketing – Information
- □ Marketing – Solutions
- □ Outsourcing

Experian International

12 months to 31 March	**2005 £m**	2004 £m	Growth at constant FX
Sales			
– **Continuing activities**	**620**	**532**	**17%**
– Discontinued activities	18	51	na
– Total reported	638	583	10%
Operating profit			
– **Continuing activities**	**128.6**	**107.3**	**20%**
– Discontinued activities	1.5	3.1	na
– Closure costs	–	(7.8)	na
– Total reported	130.1	102.6	27%
Operating margin	20.7%	20.2%	

Operational review continued



Burberry operating profit
£ million

Burberry

GUS has a 66% stake in Burberry Group plc. The business delivered a strong performance for the year to 31 March 2005, growing sales by 10% and operating profit by 21% at constant exchange rates. Burberry made good progress on its strategic and operational priorities. The performance reflects the balance and diversity of Burberry's operations across products, channels and regions.

Burberry saw good growth across retail, wholesale and licensing. At constant exchange rates, retail sales increased by 8%, driven by the opening of five new stores and seven concessions during the year, as well as the refurbishment of several key stores including San Francisco, Boston and Paris. Burberry plans to increase its net selling space by approximately 8% in 2006.

Wholesale revenue in the year increased by 9% at constant exchange rates. Based upon orders received to date for the Autumn/Winter 2005 season, Burberry expects broadly flat wholesale revenue in the first half of this financial year.

Licensing revenue increased by 19% in the year at constant exchange rates, driven by strong gains from global product licensees, including watches and fragrance. During the year, Burberry finalised plans with respect to its non-apparel licences in Japan, which should enable it better to take advantage of the long-term opportunity in Japan's substantial luxury market.

Operating margin increased by over 200 basis points, as gross margin grew from 57.9% to 59.3% (due to pricing and sourcing gains and a higher proportion of revenue from licensing) and expense efficiency gains. Exchange rate movements reduced reported sales by £24m and operating profit by £4.9m in the year.

Burberry is launching a major programme to redesign its business processes and systems, creating a substantially stronger platform to support its long-term operation and growth. Over the next three years, Burberry expects to invest approximately £50m in capital expenditures and associated expenses, with approximately £18m invested in 2006. In its third year, the programme is expected to generate over £20m annually in savings.

Burberry			
12 months to 31 March	**2005 £m**	2004 £m	Growth at constant FX
Sales	**715**	**676**	**10%**
Operating profit	**165.7**	**141.2**	**21%**
Operating margin	23.2%	20.9%	
Operating cash flow	144	155	
At 31 March Number of retail locations	157	145	

Lewis Group

Following the sale of its remaining 50% stake on 19 May 2005, GUS no longer has a holding in Lewis. It is now treated as a discontinued operation.

Lewis Group, a leading retailer in Southern Africa, sells furniture, household and electrical goods mainly on credit. There was further significant success during the year in its focus on the key strategic business initiatives of:

- increasing sales from existing stores and expanding the store base;
- driving operational efficiencies; and
- delivering on its customer-focused business model, which is based on convenience, choice, credit and loyalty.

Sales increased by 11% in rand, reflecting a positive retail environment and Lewis' own initiatives. The trading environment in South Africa is one of the most positive experienced in the past three decades. Consumer confidence and expenditure have been stimulated by a decline in interest rates, in income tax and in above-inflation wage increases. Lewis is also benefiting from the rapid growth of the emerging middle class and the related increase in spending power of this group, Lewis' main target market.

Merchandise sales were up 14% (10% on a like-for-like basis), with strong growth in furniture, electronic and white goods. Lewis had success in both the competitively priced branded merchandise as well as in its upgraded own-brand ranges now available in 130 stores. Insurance premiums and finance charges earned grew only marginally due to the higher proportion of cash sales (25% compared to 18%) and lower interest rates.

Operating profit increased by 21% in rand, with operating margin expanding by a further 240 basis points. This reflects strong sales growth, operating efficiencies, a further improvement in the quality of the debtors' book (driven by efficient collection procedures and advanced credit risk systems) and tight control on costs throughout the business.

The rand strengthened from an average rate of £1= R12.05 in 2004 to an average of R11.47 in 2005. This increased reported sales by £9m and operating profit by £2.7m in the year.

Lewis Group

12 months to 31 March	**2005 £m**	2004 £m	Growth at constant FX
Sales	**187**	**160**	**11%**
Operating profit	**55.4**	**43.5**	**21%**
Operating margin	29.6%	27.2%	
At 31 March			
Number of stores			
– Lewis	400	400	
– Best Electric	58	47	
– Lifestyle Living	17	18	

The above figures are prepared under UK GAAP, while the Lewis Group announcement has been prepared under South African GAAP.



6,041
6,457
7,108
7,548
7,787
'01
'02
'03
'04
'05

Group sales
£ million



487
552
642
827
910
'01
'02
'03
'04
'05

Profit before amortisation of goodwill, exceptional items and tax
£ million

Financial review

Sales

Group sales increased by 3% from £7,548m to £7,787m, while sales from continuing operations grew by 7% from £7,119m to £7,600m. At constant exchange rates, sales from continuing operations were 8% higher than last year.

Profit

Group profit before amortisation of goodwill, exceptional items and taxation increased by 10% to £910m. Return on sales from continuing operations before exceptional items and goodwill amortisation rose from 10.7% to 11.3%. The improvement reflects the focus on our core businesses where profitability has risen. The goodwill charge increased to £207m from £193m, largely as a result of a full year's charge on the acquisitions made last year.

Taxation

The Group's effective rate of tax for the year was 24.3%, based on profit before amortisation of goodwill and before profits and losses on sale of businesses. This compares to 23.4% last year. For 2006, we expect the tax rate to increase by about 2% on a UK GAAP basis, mainly affected by our current understanding of recent proposed changes in UK tax legislation.

Group cash flow

12 months to 31 March	2005 £m	2004 £m
Operating profit before interest, amortisation of goodwill and exceptional items	937	880
Amortisation of Burberry shares	7	1
Depreciation	267	275
Capital expenditure	(390)	(306)
Change in working capital	(167)	(272)
Operating cash flow	**654**	**578**
Interest	(42)	(48)
Corporation tax	(238)	(176)
Free cash flow	**374**	**354**
Acquisitions and divestments	(78)	705
Dividends	(281)	(244)
Share buyback – GUS	(200)	–
Share buyback – Burberry	(22)	–
Special pension contribution	(76)	(100)
Net cash (outflow)/inflow	**(283)**	**715**
Foreign exchange movements	56	179
Movement in net debt	**(227)**	**894**

Shareholder return and dividends

Basic earnings per share before goodwill amortisation and exceptional items were 63.8p in the year to 31 March 2005 compared to 60.7p last year. The Board has proposed a final dividend of 20.5p per share, a rise of 1.5p or 8% on last year. The dividend for the year as a whole of 29.5p is covered 2.16 times from earnings before goodwill amortisation and exceptional items.

Shareholders' funds

Shareholders' funds amount to £2,810m, a fall of £1m in the year. This is equivalent to 276p per share compared with 277p last year.

Share price and total shareholder return

The share price of GUS ranged from a low of 740p to a high of 989p during the financial year. On 31 March 2005, the mid market price was 912p, giving a market capitalisation of £9.3bn at that date.

Total shareholder return (the increase in the value of a share including reinvested dividends) has been 188% over the five years to 31 March 2005. This compares favourably with the total shareholder return for the average FTSE 100 company which was minus 10% over the same period.

Cash flow and net debt

The Group's free cash flow before acquisitions and divestments, dividends, share buybacks and special pension contributions was £374m, compared with £354m in 2004. Capital expenditure in 2005 was £390m, £84m higher than last year. Capital expenditure was equivalent to 146% of the depreciation charge in 2005. Free cash flow was used to fund acquisitions of £181m, dividends of £281m, GUS and Burberry share repurchases of £222m and special pension contributions of £76m. After disposal proceeds of £103m, net cash outflow for the year was £283m.

After the positive impact of exchange rates (£56m), net debt on the GUS balance sheet at 31 March 2005 increased by £227m to £1,427m, up from £1,200m at 31 March 2004.

Liquidity and funding

The maturity, currency and interest rate profile of the Group's borrowings are shown in Note 32 to the financial statements. The maturity profile is spread over the next eight years, to avoid excessive concentration of re-financing needs.

At 31 March 2005 undrawn committed borrowing facilities totalled £420m.


481
478
636
354
374
01
02
03
04
05

Free cash flow
£ million


268
322
329
306
390
01
02
03
04
05

Capital expenditure
£ million


1,130
1,284
2,086
1,200
1,427
01
02
03
04
05

Net debt
£ million


Sterling
US Dollar
Other
17%
22%
61%

Operating profit by currency
Year ended March 2005

Share buyback programme

The £200m share buyback announced in May 2004 has been completed, with GUS buying 22m shares at an average price of 897p. For the purpose of calculating basic EPS, the weighted average number of shares in issue for 2005 was 1,000m. This will fall to 985m in 2006, before allowing for any shares issued in respect of employee share schemes.

Following post-balance sheet acquisitions and disposals, there are no current plans for further share buybacks. However, the Board will continue to review the possibility of returning surplus funds to shareholders, while at the same time ensuring that the interests of bondholders and lenders are protected by maintaining a strong balance sheet.

In January 2005 Burberry Group plc began a programme to buy back £250m of shares from both GUS plc and its other shareholders by March 2006. By 31 March 2005 it had acquired £41m of shares from GUS and £22m from its other shareholders.

Treasury and risk management

The Group's Treasury function seeks to reduce or eliminate exposure to foreign exchange, interest rate and other financial risks, to ensure sufficient liquidity is available to meet foreseeable needs and to invest cash assets safely and profitably. It does not operate as a profit centre and transacts only in relation to underlying business requirements. It operates policies and procedures which are periodically reviewed and approved by the Board and is subject to regular Group Internal Audit reviews.

Currency risk management

The Group's reported profit can be significantly affected by currency movements. Approximately 39% of the Group's operating profit generated in the year to 31 March 2005 was earned in currencies other than sterling. In order to reduce the impact of currency fluctuations on the value of investments in overseas countries, the Group has a policy of borrowing in US dollars and euros, as well as in sterling, and of entering into forward foreign exchange contracts in its key overseas currencies. During the year ended 31 March 2005 the Group continued to enter into forward foreign exchange contracts to sell the US dollar, the euro and the South African rand, in order to hedge a proportion of the value of its investment in its overseas businesses. Additionally, the Group has a policy of hedging foreign currency denominated transactions by entering into forward exchange sale and purchase contracts.

Interest rate risk management

The Group's interest rate exposure is managed by the use of fixed and floating rate borrowings and by the use of interest rate swaps to adjust the balance of fixed and floating rate liabilities. The Group also mixes the duration of its borrowings to smooth the impact of interest rate fluctuations.

Interest costs

At £26m, interest costs were £28m lower than last year, with the reduction occurring mainly in the first half. This principally reflects the benefits from selling the Group's share of its property joint venture (£14m benefit), a further 11.5% stake in Burberry (£7m benefit) and the home shopping businesses (£5m benefit) during the previous financial year. Interest on the proceeds of the sale of Lewis shares in September 2004 contributed a further £4m benefit. Funding costs charged against ARG Financial Services operating profit were also £6m higher. The impact of the share buyback was a £3m cost, the majority of which fell into the second half of the year.

Credit risk

The Group's exposure to credit risk is managed by dealing only with banks and financial institutions with strong credit ratings, within limits set for each organisation. Dealing activity is closely controlled and counter-party positions are monitored daily.

Acquisitions

Acquisitions amounted to £181m, all of which were made by Experian. They included the acquisition of QAS, the leading supplier of address management software in the UK (for a net cost of £90m), and Simmons, a market research company in the US. In March 2005, Experian also bought a further 50% interest in MotorFile from the Automobile Association, taking Experian's holding to 100%. Experian also continued to purchase affiliate credit bureaux in the United States.

Financial review continued

Disposals

A partial IPO of Lewis Group took place in September 2004 with 46m shares (46% of the equity) sold for net proceeds of £105m and a further 4m shares allocated to Lewis share incentive schemes. Although the transaction was modestly dilutive to earnings, the listing enabled GUS to realise value, while at the same time enhancing the development opportunities for Lewis.

In May 2003, the Group disposed of its home shopping businesses in the UK, Ireland and Sweden, together with Reality, its logistics and customer care business in the UK. The net book value of assets at the date of completion was estimated at £800m. A provision of £210m was taken in the year to March 2003, with a further charge of £43m made in the year to 31 March 2004. Following agreement of the completion statements and the settlement of certain warranty claims, a further charge of £27m has been made in the year ended 31 March 2005 reflecting full and final settlement of all claims that have arisen out of the disposal of these businesses. A further £140m is receivable by GUS in May 2006 representing deferred proceeds from this sale.

Exceptional items

12 months to 31 March	2005 £m	2004 £m
Continuing operations		
Disposal of shares in Burberry	4	159
Restructuring costs incurred by Argos Retail Group following the disposal of home shopping and Reality businesses	–	(7)
Loss on sale of other businesses	(7)	(53)
Exceptional (charge)/profit in respect of continuing operations	**(3)**	**99**
Discontinued operations		
Net profit on IPO of Lewis Group	20	–
Loss on disposal of home shopping and Reality businesses	(27)	(36)
Disposal of interest in BL Universal PLC	–	(5)
Exceptional charge in respect of discontinued operations	**(7)**	**(41)**
Total exceptional (charge)/profit	**(10)**	**58**

Exceptional items

The only costs treated as exceptional items are those associated with the disposal or closure of businesses. All other restructuring costs have been charged against operating profit in the divisions in which they were incurred.

An exceptional loss of £10m was recorded during the year. The significant exceptional items were the £20m profit on the partial IPO of Lewis Group, net of the cost of associated employee share schemes, and a £27m charge for the loss on the disposal in May 2003 of the Group's home shopping and Reality businesses (as discussed under Disposals above). The loss on sale of other businesses was principally in respect of the sales by Experian International of two small non-core businesses.

Minority interests

Profit attributable to equity minority interests in 2005 of £49m relates mainly to the share of profit attributable to the minority shareholders of Burberry and Lewis Group.

The minority share of the net assets of Burberry and Lewis Group is included within Minority interests on the balance sheet.

Pensions

The Group continues to report pension costs under SSAP 24. In accordance with the FRS 17 transitional arrangements, certain disclosures are included in Note 35 to the financial statements. There is no effect on the primary financial statements.

The Group's two UK defined benefit pension schemes had modest deficits at 31 March 2004. To improve the funding of these schemes, the Group again made voluntary special contributions totalling £76m in March 2005 (2004: £100m). The contributions should marginally increase earnings per share in the current financial year and beyond.

The FRS 17 disclosures show a net deficit for all retirement benefit schemes of £78m net of tax relief at 31 March 2005. This is after taking into account the special contributions. The deficit is equal to less than 1% of the Group's market capitalisation and can prudently be resolved over a period of time.


58%
23%
16%
-11%
69%
-13%
130%
-23%
188%
-10%
1 year
2 year
3 year
4 year
5 year

Total shareholder return (TSR) relative to FTSE 100
to 31 March 2005

☐ GUS
☐ FTSE 100

Accounting policies and standards

The principal accounting policies used by the Group are shown at Note 1 to the financial statements on pages 59 to 61. No new Financial Reporting Standards have been adopted in this financial year but the Group has adopted the provisions of UITF Abstract 37 'Purchases and sales of own shares' and UITF Abstract 38 'Accounting for ESOP trusts' with effect from 1 April 2004. The UITF Abstracts require own shares held by the Company and ESOP trusts to be deducted in arriving at shareholders' funds.

International Financial Reporting Standards

It is now mandatory for the consolidated financial statements of all European Union listed companies to be reported in accordance with International Financial Reporting Standards (IFRS) for periods commencing on or after 1 January 2005.

The move to IFRS will not change how the Group is managed and will have no impact on cash flow. It will, however, be likely to lead to increased volatility in the profit and loss account and balance sheet, with the presentation of the financial statements also affected.

The Group is now prepared for the adoption of IFRS. The greatest impact on net assets and profit is likely to come from changes to the accounting treatment of goodwill amortisation and impairment, other intangibles, financial instruments, share-based remuneration, pension costs, tax and deferred tax.

Initial guidance, based on unaudited numbers, of the overall impact of IFRS is provided in a separate section of the Annual Report on pages 91 to 94.

The financial statements for the year to 31 March 2006 will be reported under IFRS, as will the interim results for the six months to 30 September 2005.

Post balance sheet events

On 18 April 2005 the Group announced that Argos had agreed to buy 33 Index stores and the Index brand from Littlewoods Limited. The purchase price is £44m payable in cash upon completion, which is expected to be in July 2005.

On 5 May 2005 the Group announced that Experian had acquired 100% of the share capital of LowerMyBills.com, a leading online generator of mortgage and other loan application leads in the United States. The purchase price is $330m, plus a maximum performance related earn-out of $50m over the next two years. The acquisition is being funded from the Group's existing banking facilities.

On 19 May 2005 the Group announced that it had successfully completed the offering of its remaining stake in Lewis Group, realising proceeds of £140m.



David Tyler
Group Finance Director

Board of directors



Sir Victor Blank (62)
Chairman

Sir Victor Blank was educated at Stockport Grammar School and St Catherine's College, Oxford.
He qualified as a solicitor with the law firm Clifford-Turner (now Clifford Chance), becoming a partner in 1969. In 1981, he moved into investment banking with Charterhouse, becoming Chairman and Chief Executive in 1985. He was a director of The Royal Bank of Scotland Group plc from 1985 to 1993.
He joined the Board of GUS in 1993.

Sir Victor retired from investment banking in 1997, having become Deputy Chairman of GUS the previous year. He became Chairman of GUS in 2000 and is also Chairman of Trinity Mirror plc.

Sir Victor is a member of the Financial Reporting Council and of the Council of Oxford University.
He chairs two charities, WellBeing and UJS Hillel, as well as the Council of University College School.

Sir Victor is an Honorary Fellow of the Royal College of Obstetricians and Gynaecologists, an Honorary Fellow of St Catherine's College, Oxford, a Fellow of the Royal Society of Arts and Companion of the Institute of Management.



John Peace (56)
Group Chief Executive

John Peace joined the Board of GUS in 1997, becoming Group Chief Executive in January 2000. In June 2002, he was appointed Chairman of Burberry Group plc, in advance of its partial flotation by GUS in July 2002.

John Peace joined GUS in 1970 and held several senior IT management positions before co-founding CCN in 1980. This was the company formed by GUS to market information services to retailers and other lending organisations. In 1991, he was appointed Chief Executive of CCN, which was by then one of Europe's largest information services companies.

During the mid-nineties, CCN was combined with a number of other US and European businesses to form a global information services organisation called Experian, with John Peace as its Chief Executive worldwide.

John Peace is Chairman of the Board of Governors of Nottingham Trent University, a member of the Board of Companions of the Chartered Management Institute and a Fellow of the Royal Society of Arts.



David Tyler (52)
Group Finance Director

David Tyler graduated from Cambridge University, where he read Economics, in 1974.

He spent the first 11 years of his career working for Unilever in a variety of financial, commercial and strategic jobs. In 1986 he joined County NatWest where he worked in senior financial control roles. He then worked for Christie's International from 1989 to 1996 as Finance Director and as President of Christie's America.

David Tyler has been Group Finance Director of GUS since February 1997. Aside from his financial role, he also has responsibility for the development of Group strategy. He is a non-executive director of Burberry Group plc and Lewis Group Limited.

He is a Fellow of the Chartered Institute of Management Accountants and a Member of the Association of Corporate Treasurers.



John Coombe (60)
Non-executive director

John Coombe was educated at Haberdashers' Aske's School in Elstree and City of London College.
He qualified as a chartered accountant with Dixon Wilson & Co in 1969, before taking up the position of Management Accountant at BOC Ltd. He moved to the Charterhouse Group plc in 1973 and became Group Treasurer, before being appointed Finance Manager of Charter Consolidated plc in 1984.

In 1986, John Coombe joined Glaxo Holdings as Group Financial Controller and, in 1992, was appointed Finance Director. He continued in this role through Glaxo's transformational mergers with Welcome and SmithKline Beecham, becoming Chief Financial Officer of GlaxoSmithKline plc in 2000.
He retired from GlaxoSmithKline in March 2005.

John Coombe joined the Board of GUS in April 2005. His other business appointments include member of the Supervisory Board of Siemens AG, non-executive director of HSBC Holdings plc and member of the Code Committee of the Panel on Takeovers and Mergers. Until 2003, he was a member of the UK Accounting Standards Board. He is also a trustee of the Royal Academy of Arts, where he chairs the audit committee.



Andy Hornby (38)
Non-Executive Director

Andy graduated from Oxford University, with an MA in English, before joining the Boston Consulting Group where he spent three years working principally on media and retail projects. From there he went to Harvard Business School and obtained an MBA. On his return, Andy joined Blue Circle, where from 1993 to 1995 he was Business Development Director of Blue Circle Home Products. He moved from there to ASDA where he held a number of senior general management roles culminating in him becoming Managing Director of George, ASDA's clothing business.

In November 1999, Andy joined the board of Halifax as Chief Executive, Halifax Retail. Following the merger of Bank of Scotland and Halifax in September 2001, he became Chief Executive of the Retail Division of HBOS plc, a position he currently holds.

Andy joined the Board of GUS in January 2004.



Oliver Stocken (63)
Non-Executive Director

After qualifying with Arthur Andersen, Oliver Stocken became a director of NM Rothschild & Sons and subsequently Managing Director of Barclays Australia and of Barclays Merchant Bank in London.

At the inception of BZW Holdings in 1986 he was a member of the Board, becoming Chief Operating Officer in 1990 and later Finance Director. In May 1993 he became Group Finance Director, Barclays PLC, finishing this role in September 1999.

Oliver Stocken was appointed to the Board of GUS in April 2000 and chairs the Audit Committee.
He is Deputy Chairman of 3i plc and a non-executive director of The Rank Group plc, Standard Chartered plc, Pilkington plc, Searchspace Group Limited, Rutland Trust plc and Stanhope plc.

Oliver Stocken is also a Trustee of the Natural History Museum; Council Member and Treasurer of the Royal College of Art; Treasurer and Member of the Committee of the MCC, and Trustee of the Henley River & Rowing Museum.



Don Robert (46)
Chief Executive Officer
Experian Group

Don Robert graduated from Oregon State University with a degree in Business Administration. He began his career with U.S. Bancorp, a multi-state bank holding company, where he held positions of increasing responsibility over 15 years. From there he joined Credco, Inc., the nation's largest specialist credit reporting company, as President. In 1995, Credco was acquired by First American Corporation and over the next six years Don Robert held positions as Executive Vice President of Mortgage Origination Services and President of First American's Consumer Information and Services Group.

In 2001, Don Robert joined Experian from First American, becoming Chief Executive Officer of Experian North America in December 2002. In February 2005, he took responsibility for Experian globally as Chief Executive Officer of Experian Group.

Don Robert joined the Board of GUS in April 2005. His other business appointments include director and compensation committee chairman of First Advantage Corporation, member of the Chapman University Board of Counselors and past Chairman of the Consumer Data Industry Association.



Terry Duddy (49)
Chief Executive,
Argos Retail Group

Terry Duddy began his career at Letraset in 1978, initially in personnel management and later in product management. He joined the Dixons Stores Group in 1984, where he held various commercial positions, including Sales Director of Currys, Product Marketing Director of the Dixons Stores Group and, latterly, Managing Director of PC World.

Terry Duddy joined GUS in August 1998 as Chief Executive of the newly acquired Argos, becoming a director of GUS later that year. In 2000 he was appointed Chief Executive of the Argos Retail Group.

Secretary
Gordon Bentley

Auditors
PricewaterhouseCoopers LLP

Stockbrokers
JPMorgan Cazenove
Merrill Lynch

Solicitors
Linklaters
Berwin Leighton Paisner

Registered Office
One Stanhope Gate
London W1K 1AF
Company No.146575

Registrars and Transfer Office
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA

Corporate Governance Committee
Sir Victor Blank (Chairman)
John Peace
Sir Alan Rudge
Gordon Bentley

Audit Committee
Oliver Stocken (Chairman)
John Coombe
Andy Hornby
Frank Newman
Lady Patten
Sir Alan Rudge

Remuneration Committee
Lady Patten (Chairman)
John Coombe
Andy Hornby
Frank Newman
Sir Alan Rudge
Oliver Stocken

Nomination Committee
Sir Victor Blank (Chairman)
John Coombe
Andy Hornby
Frank Newman
Lady Patten
John Peace
Sir Alan Rudge
Oliver Stocken



Lady Patten of Wincanton (51)
Non-Executive Director

Louise Patten joined the Board of GUS in 1997 and chairs the Remuneration Committee. She is also Chairman of Brixton plc and a non-executive director of Bradford & Bingley plc and Somerfield plc, as well as Senior Adviser to Bain & Co.

Louise graduated from Oxford University in 1977 and went from there to Citibank. She remained in banking until 1985, when she moved into management consultancy. In 1993, Louise joined Bain & Co, the global strategy consultancy, as a partner.

Louise has considerable experience as a non-executive director. She was a director of Hilton plc from 1993-2003, Harveys Furnishings plc from 1993–2000 and the Catholic Building Society from 1993–1997. Louise is senior non-executive director and remuneration committee chairman of Somerfield plc, whose board she joined in 1998, and was its interim Chairman from 1999–2000. In 2001, she joined the Board of Brixton plc as a non-executive director, taking over the chairmanship of Brixton in May 2003. In December 2003, Louise was appointed a non-executive director of Bradford & Bingley plc.



Sir Alan Rudge (67)
Non-Executive Director

Sir Alan Rudge was Deputy Chief Executive of BT until November 1997 and Chairman of WS Atkins until March 2001. He joined the Board of GUS in 1997 and until March 2005 was President of CELTEL International BV and a non-executive director on the Board of SESA AG. He is currently Chairman of the ERA Foundation Ltd and Pro Chancellor of Surrey University. Sir Alan is the senior independent director of GUS.

Sir Alan has a PhD in Electrical Engineering and is a Fellow of the Royal Society and the Royal Academy of Engineering. He is a past President of the Institution of Electrical Engineers and past Chairman of the Engineering and Physical Sciences Research Council.



Frank Newman (63) (USA)
Non-Executive Director

Frank Newman, who joined the Board of GUS in 2001, is Chairman Emeritus of Bankers Trust Corporation, having served as its Chairman and Chief Executive Officer from 1995 to 1999. He now serves as the Acting Chairman of Shenzhen Development Bank.

Before joining Bankers Trust, Mr Newman was the Deputy Secretary of the United States Treasury Department. He served in the Treasury Department from early 1993 until late 1995. As Deputy Secretary, Mr Newman was the number two official and Chief Operating Officer of the department.

Previously, Mr Newman spent six years with BankAmerica Corporation, where he was Chief Financial Officer and Vice-Chairman of the Board. Prior to joining BankAmerica in 1986, he was Executive Vice President and Chief Financial Officer of Wells Fargo Bank.

Mr Newman is a director of Dow Jones & Company and Shenzhen Development Bank. He is a member of the advisory board of Renault and Nissan. He is also a board member of three public-purpose organisations: the Carnegie Hall Society, Cornell University Weill Medical College, and MDRC (public policy research).

Directors' report

The directors present their Annual Report together with the audited financial statements for the year ended 31 March 2005.

Principal activities and business review

GUS is a retail and business services group. Its activities comprise general merchandise retailing through Argos Retail Group; information and customer relationship management services through Experian; and luxury goods through a majority shareholding in Burberry. A review of the results for the year and an indication of future developments appear on pages 4 to 15. Research and development investment has been a high priority for the Group in driving growth, particularly in relation to product development at Experian as indicated in the Operational review on page 21. Research and development expenditure totalled £2m during the financial year (2004: £2m).

Profit and dividends

The Group profit and loss account on page 54 shows a profit for the financial year of £423m (2004: £473m). The directors recommend the payment of a final dividend of 20.5p per ordinary share to be paid on 5 August 2005 to shareholders on the register on 8 July 2005. An interim dividend of 9.0p per ordinary share was paid on 4 February 2005 giving a total dividend for the year of 29.5p (2004: 27.0p).

Directors

The names and biographical details of the directors are shown on pages 30 and 31. Particulars of directors' emoluments, service contracts and their interests in the shares of the Company and its subsidiaries are shown in the Report on directors' remuneration and related matters on pages 41 to 50. There were no changes in the directors' interests in shares between the end of the financial year and 25 May 2005.

Craig Smith died on 21 July 2004. Lord Harris left the Board at the Annual General Meeting in 2004 and Alan Smart left the Board on 4 October 2004.

Don Robert and John Coombe joined the Board on 1 April 2005. As the appointments were made after the last Annual General Meeting, each will retire in accordance with the Company's Articles of Association and resolutions for their election will be proposed at this year's Annual General Meeting.

The directors retiring by rotation at this year's Annual General Meeting are John Peace, Terry Duddy and Frank Newman who, each being eligible, offer themselves for re-election.

During the year, the Company maintained liability insurance for its directors and officers.

Corporate governance

The Company's statement on corporate governance is set out on pages 34 to 39.

Acquisitions and disposals

The partial flotation of Lewis Group Limited in South Africa was successfully completed in September 2004 through an initial public offering which saw approximately 46 per cent of Lewis Group shares pass to external investors. This transaction produced net proceeds of £105m for GUS.

The cash cost of acquisitions, all of which were made by Experian, amounted to £181m. They included the acquisition of QAS, a leading supplier of address management software in the UK (for a net cost of £90m) and Simmons, a market research company in the US.

Post balance sheet events

On 18 April 2005 the Group announced that Argos had agreed to buy 33 Index stores and the Index brand from Littlewoods Limited. The purchase price is £44m payable in cash upon completion, which is expected to be in July 2005.

On 5 May 2005 the Group announced that Experian had acquired the whole of the share capital of LowerMyBills.com, a leading online generator of mortgage and other loan application leads in the US. The purchase price was $330m, plus a maximum performance related earn-out of $50m over the next two years.

On 19 May 2005 the Group announced that it had successfully completed the offering of its remaining stake in Lewis Group, realising proceeds of £140m.

Substantial shareholdings

As at 25 May 2005, the Company had been notified of the following interests in the nominal value of its issued share capital:

	Nominal value of issued share capital £	Percentage of nominal value of issued share capital %
Legal & General Investment Management Limited	10,162,187	4.1
Barclays PLC	10,068,469	4.0
Lloyds TSB Group plc	8,314,034	3.3

Save for the above, no person has reported any material interest of 3 per cent or more or any non-material interest equal to or more than 10 per cent of the nominal value of the issued share capital of the Company.

Purchase of own shares

At last year's Annual General Meeting, authority was given for the Company to purchase, in the market, up to 100 million of its shares, representing approximately 9.8 per cent of its issued Ordinary share capital.

The authority to make market purchases expires at this year's Annual General Meeting when shareholders will be asked to give a similar authority. Details are contained in the accompanying circular to shareholders.

During the year under review, the Company purchased 22 million shares under this authority at a cost of £200m of which 3.5 million, costing £30m, were cancelled while the remainder continued to be held as treasury shares.

Interests in own shares

Details of the Company's interests in its own shares are set out in note 24(c) to the financial statements on page 73.

Donations

The Group's support for charitable causes is mainly channelled through the work of the GUS Charitable Trust. The Trust's income from the Company in respect of the year ended 31 March 2005 was £1,400,000 (2004: £1,240,000). The Group also contributed £310,000 to the Tsunami Disaster Appeal. In addition to cash contributions, the Group's employees are encouraged to give their time and skills for the benefit of a variety of charitable causes.

Charitable donations made by Burberry during the year under review amounted to £346,000 (2004: £198,000).

The Group made no political donations and incurred no items of political expenditure during the year under review.

Employment policies

The Group consistently endorses practices that demonstrate its commitment to a diverse employment base but which allows each of its businesses to adopt employment processes that reflect the needs of their own business sector. The Group is committed to ensuring that career opportunities are offered without discrimination and that:

- All employees receive fair and equal treatment irrespective of gender, ethnic origin, age, nationality, marital status, religion, sexuality or disability;
- The working environment is conducive to providing a safe and encouraging arena for all employees to develop at their own pace, to be treated with respect and to be free from sexual harassment and intimidation;
- Disabled persons, whether registered or not, have equal opportunities when applying for vacancies, with due regard to their aptitudes and abilities. In addition to complying with legislative requirements, procedures ensure that disabled employees are fairly treated and that their training and career development needs are carefully managed. For those employees becoming disabled during the course of their employment, the Group is supportive, whether through retraining or redeployment, so as to provide an opportunity for them to remain with the Group; and
- The assessment of training needs and the provision of appropriate training is delivered to its employees.

Health and safety

The Group actively works to identify and minimise all risks. It ensures that reasonable precautions are taken to provide and maintain working conditions for employees and visitors alike, which are safe, healthy and in compliance with statutory requirements and appropriate codes of practice.

In addition, to ensure that these objectives are met, the Group employs health and safety advisers and occupational health staff on all major sites and ensures that up-to-date policies are regularly circulated to employees and visitors as appropriate.

Employee involvement

The Group is intent on motivating and keeping staff informed on matters that concern them in the context of their employment and involve them through local consultative procedures. Where there are recognition agreements with trade unions, the consultation process is established through national and local trade union representatives and through joint consultation committees. Schemes offering share options or the acquisition of shares are available for most employees. This encourages their contribution to the Group's performance.

Information on matters of concern to employees is also disseminated through conferences, meetings, publications and electronic media.

Creditor payment

For all trade creditors, it is Group policy to:

- Agree and confirm the terms of payment at the commencement of business with that supplier;
- Pay in accordance with any contract agreed with the supplier or as required by law; and
- Review continually the payment procedures and liaise with suppliers as a means of eliminating difficulties and maintaining a good working relationship.

Trade creditors of the Group at 31 March 2005 were 30 days (2004: 28 days) based on the ratio of Group trade creditors at the end of the year to the amounts invoiced during the year by trade creditors. The Company has no trade creditors.

Annual General Meeting

The eighty-seventh Annual General Meeting of the Company will be held at the Radisson SAS Portman Hotel, 22 Portman Square, London W1H 9FL commencing at 11.30am on Wednesday, 20 July 2005. The Notice of Meeting is included in a separate circular to shareholders which accompanies this Annual Report. It is also available on the Company's website: www.gusplc.com.

Auditors

The auditors, PricewaterhouseCoopers LLP, have indicated their willingness to continue in office and a resolution that they be re-appointed will be proposed at the Annual General Meeting.

By Order of the Board

Gordon Bentley
Secretary
25 May 2005

Registered Office:
One Stanhope Gate
London
W1K 1AF

Corporate governance

Combined Code

The Board of GUS is responsible for the Group's system of corporate governance. The Board is committed to good governance and supports the principles contained in the Combined Code on corporate governance appended to the Listing Rules of the Financial Services Authority (the "Code"). GUS complied throughout the year with the Code's provisions except in relation to the attendance of all directors at the 2004 Annual General Meeting and formal requirements in relation to the terms of reference of the Audit Committee referred to later. This statement describes how the Company has applied the main and supporting principles set out in the Code.

The Board

At the date of this report, the Board consists of a Chairman, a Group Chief Executive and nine other directors (three executive directors and six non-executive directors) one of whom, Sir Alan Rudge is the senior independent director. The names and biographical details of the directors are shown on pages 30 and 31 of this report.

The six non-executive directors are determined by the Board to be independent in character and judgement and there are no relationships or circumstances which could affect, or appear to affect, a director's judgement. The non-executive directors are appointed for specified terms, the details of their respective appointments being as set out in the Report on directors' remuneration and related matters on page 50. Lady Patten and Sir Alan Rudge were appointed to the Board in 1997, Oliver Stocken in 2000, Frank Newman in 2001, Andy Hornby in 2004 and John Coombe in 2005.

The Chairman and the non-executive directors meet, at least annually, as a group without the executive directors present. At the conclusion of such meetings, the Chairman withdraws so that, under the leadership of the senior independent director, the non-executive directors have the opportunity to discuss any appropriate issues and, at least annually, appraise the Chairman's performance, taking account of any views expressed by the executive directors. The Board is satisfied that the Chairman's other board appointments and commitments do not place constraints on his ability to fulfil properly his role as Chairman of GUS. The Chairman is also chairman of Trinity Mirror plc and has a number of pro bono appointments (see page 30). The Chairman's principal office is in the GUS registered office at One Stanhope Gate and he is available as needed to carry out his responsibilities to GUS.

The Board has six scheduled meetings each year and meets more frequently as required. It met on seven occasions during the year under review, including the Spring 2005 meeting which actually fell in early April. One of these meetings took place at Experian's headquarters in North America.

In the case of Alan Smart, the CEO of Lewis Group Limited, who left the Board on 4 October 2004, decisions on whether or not he needed to attend were taken in the light of the demands of the business and specific issues arising on the Board agenda. Given the demands of the preparatory work needed for the initial public offering of shares in Lewis Group Limited, it was agreed that Mr Smart's travel should be restricted and, consequently, he was unable to attend three scheduled meetings and the 2004 Annual General Meeting. Craig Smith passed away after a short illness in July 2005.

It is inevitable that there will be occasions when circumstances arise to prevent directors from attending meetings. In such circumstances, the usual practice is for the absent director to review the Board papers with the Chairman and convey any views on specific issues. The time commitment expected of non-executive directors is not restricted to Board meetings. All independent non-executive directors are members of the Audit, Remuneration and Nomination Committees. Time is spent visiting the Group's businesses and attending Company events. In addition, they are available for consultation on specific issues falling within their particular fields of expertise.

There is a formal schedule of matters specifically reserved to the Board for decision. The Board establishes overall Group strategy, including new activities and withdrawal from existing activities. It approves the Group's commercial strategy and the operating budget and monitors divisional performance through the receipt of monthly reports and management accounts. The approval of acquisitions, for the most part, is a matter reserved for the Board save that it delegates to the Group Chief Executive the responsibility for such activities to a specified level of authority. There are authority levels covering capital expenditure which can be exercised by the Group Chief Executive or by the Chairman and Group Chief Executive jointly. Beyond these levels of authority, projects are referred to the Board for approval.

Other matters reserved to the Board include:

- Treasury policy.
- Internal controls, audit and risk management.
- Approval of interim and annual financial statements.
- Remuneration:
  - the Company's framework of executive remuneration and its cost in the light of recommendations made by the Remuneration Committee;
  - the remuneration of non-executive directors.
- Succession planning.
- Pension schemes.
- Corporate responsibility.
- The appointment and removal of the Company Secretary.

The division of responsibilities between the Chairman and the Group Chief Executive is clearly established, set out in writing and agreed by the Board. The Chairman and the Company Secretary work closely together in planning a forward programme of Board meetings and establishing their agendas. For scheduled Board meetings, the agenda usually comprises reports from the Group Chief Executive, supported by reports from the chief executive of each operating division and the Group Finance Director. The January meeting focuses on an annual strategy review, the March/April meeting deals with the approval of operating budgets for the coming financial year, while the May and November meetings cover the approval of preliminary and interim financial statements respectively. Members of senior management below Board level are often invited to make presentations to the Board and participate in certain aspects of the annual strategy review.

The Chairman ensures that the Board is supplied in a timely manner with information in a form and of a quality to enable it to discharge its duties. The practice is to have the agenda and supporting papers in directors' hands four clear days ahead of each meeting. Additional information is also provided to directors including monthly management accounts irrespective of whether or not a Board meeting is scheduled for that month. Arrangements are made for non-executive directors to visit the Company's subsidiaries to see their operations at first hand and have the opportunity to discuss them with local management.

There is in place a procedure under which the directors, in furtherance of their duties, are able to take independent professional advice, if necessary, at the Company's expense. The Company Secretary is responsible for ensuring that Board procedures are followed and all directors have access to his advice and services.

All directors receive induction on joining the Board. A customised induction process is conducted for new directors taking into account their particular experience and background. This includes information on the Group and its activities, meetings with senior management and site visits. Additional training and updates on particular issues are arranged for directors as appropriate. During the year under review, briefings were provided on the new International Financial Reporting Standards and changes in UK pensions legislation. The Company Secretary is responsible for advising the Board on all corporate governance matters, a responsibility he discharges in part through his membership of the Corporate Governance Committee.

A formal evaluation of the performance of the Board and its committees was conducted during the year under review. This process was carried out using the services of an external facilitator who conducted face-to-face interviews with each of the directors. A report was distributed to each director and discussed at the Board. The evaluation examined the functioning of the Board, board processes, the roles of Chairman and Group Chief Executive, Board composition and succession planning. The findings were discussed by the Board and used to consider opportunities for improvement. In addition, the Audit Committee and Remuneration Committee conducted internal reviews of their effectiveness using a questionnaire. The responses to the questionnaires were reviewed and discussed by each Committee and, where areas for improvement were identified, actions have been agreed. Individual appraisals of directors have been undertaken by the Chairman and senior independent director. In the case of the Chairman, the appraisal was carried out by the senior independent director.

All directors are subject to re-election by shareholders at the first opportunity after their appointment and, thereafter, in accordance with the Company's Articles of Association. This ensures compliance with the Code by providing that all directors are required to submit themselves for re-election at least once every three years.

As indicated earlier, the non-executive directors are appointed for specified terms. Frank Newman is the only non-executive director retiring by rotation this year. Mr Newman was appointed to the Board on 10 December 2001 and, accordingly, he has now completed one full three year term of office. Following the performance evaluation and individual appraisal referred to earlier, the Chairman and the Board believe that Mr Newman should be re-elected and confirm that his performance continues to be effective and to demonstrate commitment to the role.

The letters of appointment for non-executive directors, including the Chairman, are available for inspection by any person at the Company's registered office during normal business hours and at the Annual General Meeting (for 15 minutes prior to the meeting and during the meeting). The Company maintains appropriate insurance cover in respect of legal action against its directors.

Board Committees

The Board has appointed a number of committees including the following principal committees: Nomination Committee, Remuneration Committee, Audit Committee and Corporate Governance Committee. The Board regularly reviews the chairmanship of its committees. In order to ensure that undue reliance is not placed on particular individuals, the Board has decided that all its independent non-executive directors should serve on its Audit, Remuneration and Nomination Committees.

The attendance of directors at Board meetings and meetings of the Audit, Remuneration, Nomination and Corporate Governance Committees was as follows:

Board member	Board meetings	Audit Committee	Remuneration Committee	Nomination Committee	Corporate Governance Committee
Number of meetings during year:	7	5	6	2	2
Sir Victor Blank (note 5)	7	–	–	2	2
John Peace (note 5)	7	–	–	1	–
John Coombe (note 1)	1	–	1	–	–
Terry Duddy	7	–	–	–	–
Andy Hornby	6	4	6	1	–
Frank Newman	6	4	6	1	–
Lady Patten	7	5	6	2	–
Don Robert (note 1)	1	–	–	–	–
Sir Alan Rudge	5	4	5	2	2
Oliver Stocken	7	5	6	2	–
David Tyler (note 5)	7	–	–	–	–
Former directors who served during the year:					
Lord Harris (note 2)	2	–	–	1	–
Alan Smart (note 3)	0	–	–	–	–
Craig Smith (note 4)	0	–	–	–	–

Notes:

1. John Coombe and Don Robert were appointed to the Board on 1 April 2005.
2. Lord Harris left the Board on 21 July 2004.
3. Alan Smart left the Board on 4 October 2004.
4. Craig Smith died on 21 July 2004.
5. Sir Victor Blank and John Peace attended all meetings of the Audit Committee and Remuneration Committee. David Tyler attended all meetings of the Audit Committee.

Nomination Committee

The Board has established a Nomination Committee which leads the process for Board appointments and makes recommendations to the Board. The members of the Nomination Committee are Sir Victor Blank (Chairman), the six non-executive directors and John Peace (Group Chief Executive). Membership of the Committee remained constant throughout the year under review save for the retirement of Lord Harris in July 2004 and the addition of John Coombe who joined the Committee upon his appointment to the Board in April 2005. The Committee is chaired by the senior independent director on any matter concerning the chairmanship of the Company. The Company Secretary is the Secretary to the Committee.

The Nomination Committee has written terms of reference covering the authority delegated to it by the Board. These include the following duties:

- To regularly review the structure, size and composition (including the skills, knowledge and experience required) of the Board and make recommendations to the Board with regard to any changes.
- To give full consideration to succession planning for directors and other senior executives taking into account the challenges and opportunities facing the Company and what skills are, therefore, needed on the Board in the future.
- To be responsible for identifying and nominating, for the approval of the Board, candidates to fill Board vacancies as and when they arise.

Before nominating a candidate for appointment as a non-executive director, the Committee evaluates the balance of skills, knowledge and experience on the Board and, in the light of this evaluation, prepares a description of the role and capabilities required for a particular appointment. In identifying suitable candidates, the Committee uses open advertising or the services of external advisers to facilitate the search, considers candidates from a wide range of backgrounds and considers candidates on merit and against objective criteria, taking care that appointees will have enough time available to devote to the position. This describes the process used in identifying John Coombe as a suitable candidate and that led to his appointment to the Board on 1 April 2005.

In the case of executive directors, the Committee has nominations presented to it by the Group Chief Executive and thereafter nominates candidates for consideration by the Board. This process was followed in the appointment of Don Robert to the Board on 1 April 2005.

The Nomination Committee's terms of reference are available on request and can be viewed on the Company's website at www.gusplc.com.

Remuneration Committee

The Board has established a Remuneration Committee consisting exclusively of independent non-executive directors: Lady Patten (Chairman), John Coombe, Andy Hornby, Frank Newman, Sir Alan Rudge and Oliver Stocken. The Chairman and Group Chief Executive are invited to attend Committee meetings and each attended all Committee meetings in the year under review. The application of corporate governance principles in relation to directors' remuneration is described in the report on directors' remuneration and related matters on pages 41 to 51.

Audit Committee

The Board has established an Audit Committee consisting of six non-executive directors considered by the Board to be independent. They are Oliver Stocken (Chairman), John Coombe, Andy Hornby, Frank Newman, Lady Patten and Sir Alan Rudge. The Committee has at least two members possessing what the Code describes as recent and relevant experience. Oliver Stocken, a chartered accountant, was group finance director of Barclays PLC between 1993 and 1999. Oliver Stocken joined the GUS Board on 1 April 2000 and was appointed a member of the Audit Committee with immediate effect. He became Chairman of the Committee in July 2000. John Coombe joined the Board on 1 April 2005 and was appointed a member of the Audit Committee with immediate effect. John Coombe was chief financial officer of GlaxoSmithKline plc prior to joining the Board. The other members of the Committee were appointed on the date they were appointed to the Board and also offer a wide range of experience from positions at the highest level both in the UK and the US (the directors' biographical details appear on pages 30 and 31). The Chairman, Group Chief Executive and Group Finance Director are normally expected to attend Committee meetings and each attended all meetings in the year under review.

The main role and responsibilities of the Committee are set out in written terms of reference and include:

- To monitor the integrity of the financial statements of the Company and any formal announcements relating to the Company's financial performance, reviewing significant financial judgements contained therein.
- To review the Company's internal financial controls and its internal controls and risk management systems.
- To monitor and review the effectiveness of the Company's internal audit function.
- To make recommendations to the Board, for it to put to shareholders for approval in general meeting, in relation to the appointment, re-appointment and removal of the external auditors and to approve the terms of engagement of the external auditors.
- To monitor and review the external auditors' independence and objectivity and the effectiveness of the audit process taking into consideration relevant UK professional and regulatory requirements.
- To develop and implement policy on the engagement of the external auditors to supply non-audit services, taking into account relevant ethical guidance regarding the provision of non-audit services by the external audit firm.

The Committee also reviews the arrangements by which Company employees may, in confidence, raise concerns about possible wrongdoing in financial reporting or other matters (so called whistleblowing procedures) and is responsible for ensuring that arrangements allow proportionate and independent investigation of such matters and for appropriate follow-up action.

In reporting to the Board, the Committee identifies any matters in respect of which it considers that action or improvement is needed and makes recommendations as to the steps to be taken. As stated earlier, in monitoring and reviewing the effectiveness of the audit process, the Committee takes into consideration relevant UK professional and regulatory requirements. These practices were not formally reflected in the Committee's terms of reference during the year under review but are now. The terms of reference including the Committee's role and the authority delegated to it by the Board are reviewed annually. These are available on request and can be viewed on the Company's website at www.gusplc.com.

The Audit Committee's responsibilities are discharged in the following manner:

- At its meetings in May and November, the focus falls on a review of the Preliminary Announcement/Annual Report and Financial Statements and the Interim Announcement respectively. On both occasions, the Committee receives reports from the external auditors identifying any accounting or judgmental issues requiring its attention.
- A quarterly report from the Group Head of Risk Assurance and the Heads of Internal Audit of Argos Retail Group and Experian are presented at each of the scheduled meetings. In addition, at the March meeting, the internal audit plans for the coming year are submitted to the Committee.
- The external auditors present their audit plans at the March meeting and, at the September meeting, there is a detailed review of the management letter covering the auditors' findings in respect of the previous financial year.
- Group companies are, from time to time, required to make presentations to the Committee on the subject of risk and its identification, management and control.
- As a matter of routine, the Committee is presented with information on material litigation involving Group companies.

As noted above, one of the primary responsibilities of the Audit Committee is to make recommendations to the Board in relation to the appointment, re-appointment and removal of the external auditors. A number of factors are taken into account by the Committee in assessing whether to recommend the external auditors for re-appointment. These include:

- The quality of reports provided to the Audit Committee and the Board and the quality of advice given.
- The level of understanding demonstrated of the Group's businesses and its sectors.
- The objectivity of the external auditors' views on the controls around the Group and their ability to co-ordinate a global audit working to tight deadlines.

The Committee also assesses annually the effectiveness of the external audit process. This assessment covers all aspects of the audit service provided by the Company's external auditors. The Committee also reviews annually a report on the external auditors' own quality control procedures.

In addition, the Audit Committee has an important role to play through its responsibility for and oversight of the auditor relationship and auditor independence. The Committee recognises that auditor independence is an essential part of the audit framework and the assurance it provides.

Although lower than the previous year, non-audit fees paid to the Company's auditors, PricewaterhouseCoopers LLP, in respect of the year under review exceeded the audit fee. The Committee has established control processes to safeguard the objectivity and independence of the external auditors and to ensure that the independence of the audit work undertaken by the external auditors is not compromised.

The Committee has established a policy covering the type of non-audit work that can be assigned to the external auditors. The auditors may only provide such services provided that such advice does not conflict with their statutory responsibilities and ethical guidance. These services are:

- Further assurance services – where the external auditors' deep knowledge of the Group's affairs means that they may be best placed to carry out such work. This may include, but is not restricted to, shareholder and other circulars, regulatory reports and work in connection with acquisitions and disposals.
- Taxation services – where the external auditors' knowledge of the Group's affairs may provide significant advantages which other parties would not have. Where this is not the case, the work is put out to tender.
- General – in other circumstances, the external auditors may provide services, provided that proposed assignments are put out to tender and decisions to award work are taken on the basis of demonstrable competence and cost effectiveness. However, certain areas of work are specifically prohibited including work related to accounting records and financial statements that will ultimately be subject to external audit and management of, or significant involvement in, internal audit services.

The Audit Committee Chairman's pre-approval is required before the Company uses non-audit services that exceed financial limits set out in the policy.

The Committee receives half-yearly reports providing details of assignments and related fees carried out by the external auditors in addition to their normal work. Such assignments carried out in the year under review were:

	£m
Further assurance services	–
Taxation services	3
General	1

The Committee normally meets at least four times a year and met five times during the year under review (including a risk management presentation during a Board visit to Experian in North America). The external auditors and the Group Head of Risk Assurance and the Heads of Internal Audit of Argos Retail Group and Experian generally attend Audit Committee meetings. In addition, the Committee meets the external auditors without management present.

Corporate Governance Committee

To assist in its monitoring of corporate governance issues, the Board has established a Corporate Governance Committee with written terms of reference covering the authority delegated by the Board. These include keeping under review all legislative, regulatory and corporate governance developments that might affect the Company's operations and making recommendations to the Board in relation to them. The members of the Corporate Governance Committee are Sir Victor Blank, John Peace, Sir Alan Rudge and Gordon Bentley, the Company Secretary. The Committee met on two occasions during the year under review.

Accountability and Audit

The Board acknowledges that it is responsible for the Group's system of internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can provide reasonable, but not absolute, assurance against material misstatement or loss. The Board reviews annually the effectiveness of the key procedures which have been established to provide internal control and has done so in respect of the year under review.

The Board confirms that there is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group including those risks relating to social, environmental and ethical matters. This process was in place throughout the year under review and up to the date of approval of the Annual Report and meets the requirements of the guidance entitled "Internal Control: Guidance for Directors on the Combined Code" issued by the Institute of Chartered Accountants in England and Wales in 1999. The Audit Committee has kept under review the effectiveness of this system of internal control and has reported regularly to the Board.

The key procedures, which operated throughout the year, are as follows:

- Risk assessment:
  - The Group sets out its objectives clearly as part of its medium term planning process. These objectives are then incorporated as part of the budgeting and planning cycle and are supported by the use of both financial and non-financial key performance indicators.
  - The operating divisions are required to make presentations on risk to the Audit Committee which reports regularly to the Board on the risks facing the Group's businesses.
  - The detailed assessment of strategic risks is delegated to the Group Chief Executive. This review is carried out as part of the annual budgeting and the monthly reporting and re-forecasting cycles.
  - The Audit Committee has delegated responsibility for considering operational, financial and compliance risks on a regular basis and receives reports on the controls over these risks annually. This includes risks arising from social, environmental and ethical matters.

- Control environment and control activities:
  - The Group consists of a number of major trading divisions each with its own management and control structures.
  - The Group has established procedures for delegated authority which ensure that decisions that are significant, either because of the value or the impact on other parts of the Group, are taken at an appropriate level.
  - The Group has implemented appropriate strategies to deal with each significant risk that has been identified. These strategies include internal controls, insurance and specialised treasury instruments.
  - The Group sets out principles, policies and standards to be adhered to by the divisions. These include risk identification, management and reporting standards, ethical principles and practice, accounting policy, treasury policy and policy on fraud and whistleblowing. The divisions operate within this framework under their own policies and procedures laid down in organisation and authority manuals.
- Information and communication:
  - The Group has a comprehensive system of budgetary control including monthly performance reviews for each major business and division. These reviews are at a detailed level within the trading divisions and at a high level for the Board.
  - On a monthly basis, the achievement of business objectives, both financial and non-financial, is assessed using a range of key performance indicators. These indicators are reviewed to ensure that they remain relevant and reliable.
  - The Group has whistleblowing procedures for employees to report suspected improprieties.
- Monitoring:
  - A range of procedures is used to monitor the effective application of internal control in the Group, including management assurance through confirmation of compliance with standards, and independent assurance through internal audit reviews and review by specialist third parties.
  - The internal audit department's responsibilities include reporting to the Audit Committee on the effectiveness of internal control systems focusing on those areas considered to be of greatest risk to the Group.
  - Follow-up processes are used to ensure there is an appropriate response to changes and developments in risks and the control environment.

Relations with institutional shareholders

The Company recognises the importance of communicating with its shareholders and does this through its Annual and Interim Reports, at the Annual General Meeting and through the processes described below.

Although most shareholder contact is with the Group Chief Executive and the Group Finance Director, supported by management specialising in investor relations, it is the responsibility of the Board as a whole to ensure that a satisfactory dialogue with shareholders takes place.

At each of its scheduled Board meetings, the Board reviews a summary report of all important or relevant issues raised by shareholders during the course of meetings and discussions with them. Additionally, the Board obtains an independent insight into the views of major shareholders by annually commissioning research from a third party adviser across a balanced sample of GUS shareholders. The latter typically control some 20 to 30 per cent of the Company's issued share capital. The findings of the research are presented to the Board by the third party adviser.

Through these processes, the Board is kept abreast of key issues. There is also a direct line of communication to the Chairman available to shareholders particularly if there are issues of concern, whether about performance, strategy or governance. Sir Alan Rudge, as senior independent director, is also available should shareholders have concerns which contact through the normal channels of the Chairman, the Group Chief Executive and the Group Finance Director has failed to resolve or for which such contact is inappropriate. Shareholders are offered the opportunity to meet the Company's non-executive directors.

Shareholders who do not support a particular AGM resolution do not always seek engagement with the Company to explain their actions or request further information. The Company is keen to understand their reasons for the lack of support and to have a dialogue with shareholders on these issues. Its policy, therefore, insofar as is practicable, is to seek engagement with shareholders on such issues.

Directors attend the Annual General Meeting and are available to answer shareholders' questions. Alan Smart did not attend the 2004 Annual General Meeting for the reasons stated earlier. Voting at the Annual General Meeting is by way of a show of hands by members present at the meeting unless a poll is validly called. Following each vote on a show of hands, unless a poll is validly called, the level of proxies lodged on each resolution, the balance for and against the resolution and the number of abstentions is displayed. The results of voting at the Annual General Meeting are also added to the Company's website as soon as possible after each meeting.

Corporate responsibility

GUS interprets the phrase corporate responsibility (CR) to imply taking due regard of society's expectations of large companies. It shares the widely held view in the business community that these expectations are for steadily higher standards of conduct, and for the Company to take increased responsibility for the direct and indirect effects of its operations.

The range of issues commonly embraced by the term CR is extremely wide. GUS seeks to apply a focused definition of corporate responsibility built on the following elements:

- The principal duty of the Group is to maximise return to its shareholders but it must do so in a manner consistent with legal and ethical norms in the societies that surround it. These norms lead to a set of explicit and implicit ethical obligations for the Company.
- Failure to recognise appropriate ethical obligations can lead to sanctions against the Company that will damage its performance or assets. This is not judged to be in the interests of current or future shareholders.
- Companies that are quick to respond to shifts in social attitudes are often better placed to take advantage of new markets and opportunities as they arise. A company with a positive social reputation will also benefit from increased customer and employee loyalty, leading in turn to advocacy on its behalf from these important groups.
- An important element of the management of CR is therefore the identification of risks and opportunities arising from a more holistic understanding of the social context of the Group's businesses than might otherwise have been the case.
- A large and complex group like the GUS Group cannot satisfy every individual stakeholder on every one of their concerns. Therefore, GUS seeks to prioritise its response based on the current and future significance of the issue to its businesses.

GUS has assessed its principal responsibilities to be as follows:

- Labour, environmental and social practices in the Group's supply chain.
- Providing a working environment that is conducive to the recruitment and retention of the widest possible range of talented staff.
- Protection of consumer privacy and the proper handling and use of customer information.
- Provision of a safe and healthy place of work.
- Providing products of the appropriate quality, including responsible product sourcing and retailing, product safety and reliability.
- Serving customers to their complete satisfaction.
- Improving the Group's environmental performance, principally through its use of energy, the impact of its transport fleet and its use of bulk materials such as paper and packaging.
- Developing strong community relationships in support of its business objectives.

In addition the Group is investigating the new business opportunities arising from socially-responsible products, and the provision of services to help customers manage these issues.

As far as possible, GUS seeks to integrate the understanding and control of these issues in its mainstream business practice. The Group has a number of policies, procedures and verification systems in place to underpin its management in this area. These are described below, following the disclosure guidelines of the Association of British Insurers (ABI), which refer to social, ethical and environmental matters (SEE) and do not use the term CR.

With regard to the Board

- The Board takes regular account of the significance of social, environmental and ethical matters to the businesses of the Company. The responsibility for such matters lies with the Company Secretary who ensures that they feature regularly on the Board's agenda. The Corporate Governance Committee also keeps under review the Group's policies in relation to CR and external stakeholders views on CR issues. The Company Secretary is supported in this work by a CR group which meets under his chairmanship and which draws on staff with relevant expertise from across all of the Group's businesses. It includes experts in communication, risk management, internal audit, community affairs, consumer rights and the environment. It is supported by external advisers.
- The section on accountability and audit, which appears earlier, includes, amongst other things, the Board's confirmation that there is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group. This process includes the identification and assessment of the significant risks to the Company's short and long term value arising from SEE matters, as well as the opportunities to enhance value that may arise from an appropriate response. The Company is reviewing this process to take account of the new operating and financial review reporting requirements that will apply in respect of the current financial year.
- The Board receives adequate information to make this assessment and, in this context, reference should be made to the key procedures described earlier in the section on accountability and audit. Account is taken of SEE matters in any training programmes deemed appropriate on the appointment of new directors.

With regard to policies, procedures and verification

- The Board has identified supply chain issues as an area of potential risk that might significantly affect the Company's short and long term value. GUS has substantial buying power, giving it some degree of responsibility for the actions of the suppliers with which it deals. GUS takes seriously its own social responsibility and seeks to guard against the risk to its reputation through a potential association with undesirable practices. To this end, the Board has approved a set of seven principles that merchandise suppliers and business partners are asked to endorse. These are set out in more detail in the separately published CR Report. Third party audit programmes are now in place in Argos, Homebase and Burberry, with merchandise suppliers and business partners being selected for audit based on risk and significance to the business. A programme in Experian UK focuses primarily on the environmental performance of the suppliers in support of Experian's commitment to the environmental accreditation ISO14001. This supply base presents in general a much lower risk of social and labour concerns.
- The Group has a range of policies and procedures covering the other CR issues identified above which are described in the separately published CR Report.
- The Company's policies and procedures for managing risks to short and long term value arising from SEE matters are as described earlier in the section on accountability and audit.
- An important aspect of the Company's SEE procedures is that they should be subject to verification and this is reflected in the Group Head of Risk Assurance's membership of the CR group. Two Group Internal Audits per year are reserved for issues sponsored by the CR group. These are selected to cover any material CR issues that have not already been covered by existing audit plans. Such previous audits have included overall data collection processes; compliance with ethical principles; management and control of environmental costs; and HR data collection processes.
- External verification is provided by Acona, a CR consultancy practice. Partners from Acona advise GUS on matters relating to CR, including taking part in the CR group and CR reporting activity. Specifically with regard to CR reporting, Acona reviews data collection systems and examines the data for completeness and accuracy. It also verifies that all claims in the report can be supported by evidence. The conclusions from Acona's work are available in full in the separately published CR Report.

Statement of directors' responsibilities

The following statement, which should be read in conjunction with the report of the auditors set out on page 53, is made with a view to distinguishing for shareholders the respective responsibilities of the directors and of the auditors in relation to the financial statements.

The directors are required by the Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss of the Group for the financial year.

The directors consider that in preparing the financial statements on pages 54 to 89, appropriate accounting policies have been consistently applied, supported by reasonable and prudent judgements and estimates, and that all accounting standards which they consider applicable have been followed.

The directors are satisfied that the Group has adequate resources to meet its operational needs for the foreseeable future and, accordingly, they continue to adopt the going concern basis in preparing the financial statements.

The directors are responsible for ensuring that accounting records are kept which disclose, with reasonable accuracy, the financial position of the Company and the Group and which enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and the Group and for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Company has a website which contains up to date information on Group activities and published financial results. The maintenance and integrity of this website is the responsibility of the directors. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Report on directors' remuneration and related matters

There have been no changes to the framework or broad policy on remuneration since the 2004 Report on directors' remuneration and related matters.

1. Remuneration Committee

1.1 Role

The Remuneration Committee is responsible for:

- determining the remuneration level and structure for executive directors and approving that of selected executives who report to the executive directors;
- communicating to shareholders on remuneration policy and the Committee's work on behalf of the Board;
- reviewing and recommending the design of the Company's share schemes.

The remuneration of non-executive directors and the Chairman is a matter reserved for the Board as a whole. No director is involved in any discussions as to his or her own remuneration.

The Remuneration Committee has written terms of reference which are available on request from the Company Secretary and are also published on the Company's website (www.gusplc.com).

1.2 Membership and meetings

The Remuneration Committee is a Board committee consisting exclusively of the following independent non-executive directors:

Lady Patten (Chairman)
John Coombe
Andy Hornby
Frank Newman
Sir Alan Rudge
Oliver Stocken

The Committee met on six occasions during the year. Attendance at these meetings is set out in the corporate governance statement on page 35. John Coombe joined the Committee upon his appointment to the Board on 1 April 2005.

1.3 Advisors

In making its decisions, the Committee consults with the Chairman, the Group Chief Executive and the Group Director of Human Resources who are invited to attend meetings of the Committee as and when appropriate.

The Committee also appointed Kepler Associates who advised on the following:

- executive remuneration matters;
- profit calibration for the setting of annual bonus targets; and
- review and confirmation of the total shareholder return of GUS plc and the comparator group companies for the 2001 Performance Share Plan, the performance cycle of which ended on 31 March 2004.

Other than the above remuneration advice, no other services were provided to the Company by Kepler Associates.

In addition, the following advisors have been retained on behalf of the Company, and provide information to the Committee on relevant matters being considered by the Committee:

- Towers Perrin – salary survey data and administrative support on various share schemes.
- Watson Wyatt – retirement benefits and pensions advice.
- PricewaterhouseCoopers LLP – tax services in respect of company share schemes. They also provide audit and tax services to GUS plc as disclosed in note 7 of the financial statements.

2. Remuneration policy

2.1 Principles

The reward strategy aims to align executive director and senior management remuneration with shareholders' interests and to attract and retain the best talent for the benefit of the Group. The key principles are:

1. To provide competitive performance-related compensation which influences performance, and helps attract and retain executives by providing the opportunity to earn substantial rewards for outstanding performance.
2. To apply demanding performance conditions to deliver sustained profitable growth in all our businesses, thereby aligning incentives to shareholders' interests.
3. To provide a balanced portfolio of incentives - bonus, options and shares.
4. To pay market-competitive base salary levels but no higher than this.
5. To provide accountability and transparency.

Consistent with the strategy, salaries are set on the basis of mid-market practice amongst UK companies of comparable size. Performance-related incentives are targeted at upper quartile levels for outstanding performance to produce a highly leveraged package if our growth objectives are attained. The Company is committed to performance-related payments at all levels within the organisation.

2.2 Elements of remuneration

The remuneration package is weighted towards the performance-related elements. In fair value terms, the proportion of total pay (excluding pensions and benefits) which is variable is approximately 64 per cent, as illustrated below. On the basis of actual performance in 2004/05, 80 per cent of executive directors' remuneration was performance-related.

Fair value of executive director remuneration


Fixed remuneration 36%
64%
Performance-related remuneration

The Remuneration Committee selects performance measures that align with the Company's strategic goals and that are transparent and clear to both directors and shareholders. Each element in the reward package is designed to support the achievement of different Company objectives, as illustrated below:

Element	Purpose	Performance measure
(a) Base salary	– Reflects the competitive salary level for the particular role. – Takes account of personal contribution, skill and performance.	– Individual contribution.
(b) Annual bonus	– Rewards the achievement of annual financial targets. – Provides opportunity to re-invest bonus in GUS shares with matching opportunities. – Aligns with shareholder interests through delivery in shares.	– Profit before tax together with efficient capital usage.
(c) Share options	– Direct link to growth objectives through EPS growth hurdle and to value creation through share price increase. – Aligns with shareholder interests.	– EPS growth measured over a continuous three-year period. – No longer a retest facility.
(d) Performance Share Plan	– Aligns with shareholder interests through delivery of shares. – Rewards out-performance compared to peers.	– Relative total shareholder return against tailored comparator group measured over a three-year period, subject to satisfactory overall financial performance.

(a) Base salary and benefits

To ascertain the job's market value, external remuneration consultants annually review and provide data about market salary levels and advise the Remuneration Committee. Executive directors' salaries are benchmarked against a mid-market level of main board executive directors from the comparator companies in the FTSE 100 Index, currently defined as those ranked from FTSE 11 – 40. Before making a final decision on individual salary awards, the Committee assesses each director's contribution to the business, to reflect individual performance and experience.

In addition to base salary, executive directors receive certain benefits in kind including a car or car allowance, private health cover and life assurance.

(b) Annual bonus

To reward annual performance, executive directors are eligible for an annual incentive with a target of 50 per cent of base salary and a maximum of 100 per cent of salary for substantially exceeding targets.

Directors are given the opportunity to defer receipt of their bonus and invest it in GUS shares under the Co-investment Plan. The number of shares acquired on behalf of the executive is matched on a sliding scale depending on the achievement against target for the relevant financial year and can be summarised as follows:

	Threshold	Target	Maximum
Bonus potential (% of base salary)	0%	50%	100%
Matching ratio	0*	1:1	2:1

* Between threshold and target the matching ratio rises from 0.25:1 to 1:1 on a straight-line basis.

The release of these shares is deferred for three years including the deferred bonus. For matching shares awarded after 31 March 2004 and in subsequent years, dividends will be accrued. If an executive resigns during the three-year period he/she will forfeit the right to the matching shares and associated dividends.

Bonuses are currently awarded for achieving profit growth and meeting efficient capital usage targets. We believe that linking incentives to profit growth helps to reinforce our growth objectives and is an appropriate measure for a predominantly retail business. Targets are calibrated by Kepler Associates using benchmarks that reflect internal and external expectations. These include: broker earnings estimates for GUS; earnings estimates for GUS' competitors; straight-line profit growth consistent with median/upper quartile shareholder returns over the next three to five years; latest projections for the current year; budget; strategic plan; long-term financial goals, etc.

(c) Share options

The Executive Share Option Scheme (ESOS) is linked to share price providing a built-in performance driver for option holders and further aligns them with shareholders' interests. In addition, there is a performance test based on adjusted Earnings Per Share (EPS). For all grants up to and including the December 2003 grant the performance test requires EPS compound annual growth to exceed compound annual retail price inflation by +4 per cent per annum over a continuous three-year period. This performance test may be repeated twice.

During 2003/04 the Remuneration Committee decided to remove retesting from ESOS to strengthen alignment with shareholders. Consequently, for options granted since January 2004 there is no retesting of the EPS performance condition.

Subject to meeting the performance test, options vest three years after grant, and remain exercisable for seven years after vesting. No director may normally receive an option grant with a face value of more than one times salary in any one year. In exceptional circumstances the Remuneration Committee has discretion to grant up to two times salary.

(d) Performance Share Plan

The Performance Share Plan underpins the longer-term incentive structure by providing a share-based reward which is earned only when the Company out-performs its peers.

GUS' performance under this plan is assessed in terms of three-year total shareholder return in relation to the following group of peer companies:

Acxiom	Kingfisher	Reed Elsevier
Boots	Marks & Spencer	Reuters
Dixons	N. Brown	Signet
Equifax	Next	Tesco
Harte Hanks	Pinault Printemps Redoute	

None of the awards vests if GUS' total shareholder return (defined as share price movement plus reinvested dividends) is below the median return for the comparator group. Once GUS achieves median performance, 40 per cent of the award may vest, while 100 per cent of the award may be earned for an upper quartile return or better. This can be summarised as follows:

Position	% of performance shares that will vest
1	100
2	100
3	100
4	100
5	85
6	70
7	55
8 (median)	40
9 to 15	0

No awards will be released unless the Remuneration Committee is also satisfied with the Company's underlying financial performance over the relevant period.

The maximum grant normally available to directors is 100 per cent of salary, converted to shares at the price prevailing at the time the awards are made. In exceptional circumstances the Remuneration Committee has discretion to grant a higher amount. The awards vest, to the extent that the performance test is met, after three years. The majority of participants receive a grant of 50 per cent of salary.

During 2003/04, the Remuneration Committee decided to introduce dividend accrual on performance shares to strengthen alignment with shareholders. Consequently, performance shares awarded after 31 March 2004 accrue dividends.

(e) Pensions

Pensions are offered in line with local competitive practice. The retirement age for directors in the UK is 60 under arrangements which broadly provide a pension of two thirds of final salary (subject to Inland Revenue limits), life assurance at four times salary and ill health and dependants' pensions. Incentive payments (such as annual bonuses) are not pensionable.

Arrangements are in place to provide pension benefits to those executive directors affected by the pensions cap. These are designed to provide pension benefits in excess of the Inland Revenue cap thereby placing those directors in broadly the same position as directors whose pension is unaffected by this cap. Further details are provided under the disclosure of the arrangements for each director.

The Finance Act 2004, together with the Pensions Act 2004, make major changes to the taxation and regulation of occupational pension schemes, and to the benefits which occupational pension schemes may provide. The legislation introduces changes progressively over the course of 2005 and 2006. GUS is actively considering the implications for the provision of pensions to all of its employees and directors. The Company expects to offer directors a choice between continuing pension benefits or a cash payment, calculated by the actuary as broadly representing the value of the benefits given up. Further work on other aspects of the legislation will continue throughout 2005/06.

(f) Service contracts

All executive directors have rolling service contracts which can be terminated by the Company giving twelve months' notice. In the event of termination of the director's contract, any compensation payment is calculated in accordance with normal legal principles, including the application of mitigation to the extent appropriate in the circumstances of the case.

(g) Impact of IFRS

With effect from 1 April 2005, the Company will be reporting its results in accordance with International Financial Reporting Standards ('IFRS'). This will affect reported earnings and performance in comparison with past years. Performance targets and tests under the Company's incentive plans will be adjusted, where relevant, to ensure consistency of treatment during the transition from UK GAAP to IFRS reporting.

3. Non-executive directors' remuneration policy

The GUS policy on non-executive directors' remuneration is that:

- Remuneration should be in line with recognised best practice and sufficient to attract, motivate and retain high calibre non-executives.
- Remuneration should be set by reference to the responsibilities undertaken by the non-executives.
- Remuneration should be a combination of cash fees (paid monthly) and GUS shares (bought annually in July).
- Non-executive directors are obliged to retain shares awarded until their retirement from the Board. Any tax liability connected to these arrangements is the responsibility of the individual director.
- Non-executive directors should not receive share options from the Company.
- Non-executive directors do not receive any benefits in kind, with the exception of the Chairman who has the use of a company car.

The fees of non-executive directors are normally reviewed every two years with effect from 1 July. Fees are reviewed in the light of market practice in FTSE 100 companies and anticipated number of days worked, tasks and responsibilities. Following the 2004 review, remuneration is as follows:

	Cash £	Number of shares
Chairman	267,000	15,000*
Non-executive base fee	35,000	2,500
Senior non-executive director	10,000	–
Chairman of Audit/Remuneration Committee	10,000	1,500

*18,000 shares with effect from July 2005.

4. Performance graph

The directors have chosen to illustrate the total shareholder return ('TSR') for GUS plc against the FTSE 100 Index for the last five financial years. In the opinion of the directors, the FTSE 100 Index is the most appropriate index against which TSR should be measured, as it is a widely used and understood index of leading UK companies.


Value of £100 invested in March 2000 – shown on a monthly basis
○ GUS
□ FTSE 100 Index
Source: Kepler
£350
£300
£250
£200
£150
£100
£50
£0
Mar 00
Mar 01
Mar 02
Mar 03
Mar 04
Mar 05

The information set out in sections 5 to 10 below has been subject to audit.

5. Directors' emoluments

The following table shows an analysis of the emoluments of the individual directors for the year ended 31 March 2005.

	Salary £'000	Annual bonus £'000	Taxable benefits £'000	**Total 2005 £'000**	Total 2004 £'000
Executive directors					
Terry Duddy	670	670	24	**1,364**	1,285
John Peace (Note 1)	760	760	30	**1,550**	1,432
Alan Smart (Note 2)	68	64	6	**138**	250
Craig Smith (Note 3)	129	129	6	**264**	803
David Tyler (Note 1)	470	470	19	**959**	858
Non-executive directors					
Sir Victor Blank	383	–	33	**416**	357
Lord Harris of Peckham (Note 4)	10	–	–	**10**	48
Andy Hornby (Note 5)	55	–	–	**55**	6
Frank Newman	55	–	–	**55**	48
Lady Patten of Wincanton	77	–	–	**77**	67
Sir Alan Rudge	65	–	–	**65**	56
Oliver Stocken	77	–	–	**77**	67

The following shares were purchased for the non-executive directors on 22 July 2004. The value reported below is included within the remuneration reported in the above table:

	Number of shares	Value £
Sir Victor Blank	15,000	128,284
Andy Hornby	2,500	21,382
Frank Newman	2,500	21,382
Lady Patten of Wincanton	4,000	34,210
Sir Alan Rudge	2,500	21,382
Oliver Stocken	4,000	34,210

Notes

1. During the year under review, John Peace served as non-executive Chairman and David Tyler as a non-executive director on the board of Burberry Group plc, a listed company in which GUS retains approximately 66 per cent of the issued share capital. David Tyler served as a non-executive director on the board of Lewis Group Limited, a company listed in South Africa in which GUS retained approximately 54 per cent of the issued share capital. Neither executive received any additional remuneration for such services.
2. Alan Smart left the Board on 4 October 2004.
3. Craig Smith died on 20 July 2004.
4. Lord Harris of Peckham left the Board on 21 July 2004.
5. Andy Hornby was appointed to the Board on 21 January 2004.

6. Share options

In June 2004, executive directors received an option grant with a face value of one times salary under the Company's executive share option schemes.

Details of options granted to executive directors, under the Company's executive share option schemes, are set out in the table below:

	Number of options at 1 April 2004	Options granted during the year	Options exercised during the year	Exercise price	Share price on date of exercise	Date from which exercisable	Expiry date	Total number of options at 31 March 2005
Terry Duddy								
11.06.01	150,155	–	–	612.7p	–	11.06.04	10.06.11	
06.06.02	80,398	–	–	653.0p	–	06.06.05	05.06.12	
19.06.03	85,862	–	–	675.5p	–	19.06.06	18.06.13	
01.06.04	–	82,797	–	809.2p	–	01.06.07	31.05.14	
								399,212
John Peace								
11.06.01	195,854	–	–	612.7p	–	11.06.04	10.06.11	
06.06.02	99,540	–	–	653.0p	–	06.06.05	05.06.12	
19.06.03	103,626	–	–	675.5p	–	19.06.06	18.06.13	
01.06.04	–	93,919	–	809.2p	–	01.06.07	31.05.14	
								492,939
Alan Smart								
11.06.01	37,038	–	–	612.7p	–	11.06.04	10.06.11	
06.06.02	14,235	–	–	653.0p	–	06.06.05	05.06.12	
19.06.03	16,107	–	–	675.5p	–	19.06.06	18.06.13	
								67,380
Craig Smith (Note 1)								
11.06.01	214,048	–	214,048	612.7p	842.6p	20.07.04	19.07.05	
06.06.02	198,337	–	198,337	653.0p	842.6p	20.07.04	19.07.05	
19.06.03	58,210	–	58,210	675.5p	842.6p	20.07.04	19.07.05	
01.06.04	–	44,726	44,726	809.2p	842.6p	20.07.04	19.07.05	
								–
David Tyler								
09.12.98	37,918	–	37,918	580.2p	870.0p	09.12.01	08.12.08	
23.06.99	37,308	–	37,308	690.2p	870.0p	23.06.02	22.06.09	
11.06.01	114,248	–	114,248	612.7p	870.0p	11.06.04	10.06.11	
06.06.02	58,192	–	–	653.0p	–	06.06.05	05.06.12	
19.06.03	62,176	–	–	675.5p	–	19.06.06	18.06.13	
01.06.04	–	58,082	–	809.2p	–	01.06.07	31.05.14	
								178,450

Notes

1. Options granted to Craig Smith prior to his date of appointment to the Board in March 2003 were granted under the North America Stock Option Plan. The 2003 and 2004 grants were made under the UK Executive Share Option Scheme. As a result of his death, all options were eligible for exercise during the twelve months following the date of his death. His estate exercised all the options and sold the shares on 10 August 2004 when the GUS share price was 842.6p.

The exercise prices represent the average of the middle market quotations of a GUS share as derived from the Daily Official List of The London Stock Exchange for the three immediately preceding dealing days to the date on which options were granted.

The market price of the shares at the end of the financial year was 912p; the highest and lowest prices during the financial year were 989p and 740p respectively.

Full details of directors' shareholdings and options to subscribe are contained in the Company's Register of Directors' Interests.

Phantom share option

As previously reported, 83,596 Burberry shares are being held by the Company in the name of Victor Barnett, a former director of the Company. The Company agreed to match the number of Burberry shares in the ratio 1.3 to 1 with the receipt of the total number of shares deferred for a period of five years from the date of the Burberry IPO. Mr Barnett can, however, elect to receive 90 per cent of the shares sooner, in which case he would forfeit the remaining 10 per cent of the shares.

In addition, Victor Barnett was awarded 167,836 Burberry shares on 1 September 2003 in respect of his annual incentive for 2001/02 under an agreement made with the Company when he retired from the Board. The Agreement allowed for the annual incentive payment to be deferred, with delivery in cash or shares being dependent on the date of the IPO.

SAYE share option scheme

Details of awards outstanding to directors under the Company's SAYE share option scheme are as follows:

	Number of options at 1 April 2004	Options exercised during the year	Number of options at 31 March 2005	Exercise price	Date from which exercisable	Expiry date
Sir Victor Blank	4,394	–	4,394	384p	01.05.06	31.10.06
Terry Duddy	4,394	–	4,394	384p	01.05.06	31.10.06
Lord Harris of Peckham	2,522	2,522	–	384p	01.05.04	31.10.04
Lady Patten of Wincanton	2,522	2,522	–	384p	01.05.04	31.10.04
John Peace	4,394	–	4,394	384p	01.05.06	31.10.06
Oliver Stocken	4,394	–	4,394	384p	01.05.06	31.10.06
David Tyler	4,394	–	4,394	384p	01.05.06	31.10.06

As previously reported, a number of non-executive directors received, in 2001, invitations to participate in the Company's SAYE share option scheme. This was a one-off arrangement. During the year, Lord Harris and Lady Patten both exercised 2,522 options, at an option price of 384p, under the 2001 scheme. The GUS share price on the date of exercise was 785.0p for Lord Harris and 809.5p for Lady Patten. Lord Harris and Lady Patten were responsible for paying tax on the gain.

7. Performance Share Plan

In June 2004, executive directors received a share award with a face value of one times salary.

Details of awards made to directors under the Performance Share Plan are as follows:

	Plan shares awarded at 31 March 2004	Plan shares awarded during the year to 31 March 2005	Plan shares released during the year to 31 March 2005	Share price on date of award	Share price on date of release	Vesting date	Total plan shares held at 31 March 2005
Terry Duddy							
11.06.01	37,538	–	37,538	612.7p	842.1p	June 2004	
06.06.02	80,398	–	–	653.0p	–	June 2005	
19.06.03	85,862	–	–	675.5p	–	June 2006	
01.06.04	–	82,797	–	809.2p	–	June 2007	
							249,057
John Peace							
11.06.01	48,963	–	48,963	612.7p	842.1p	June 2004	
06.06.02	99,540	–	–	653.0p	–	June 2005	
19.06.03	103,626	–	–	675.5p	–	June 2006	
01.06.04	–	93,919	–	809.2p	–	June 2007	
							297,085
Alan Smart							
06.06.02	14,235	–	–	653.0p	–	June 2005	
19.06.03	16,107	–	–	675.5p	–	June 2006	
							30,342
Craig Smith (Note 1)							
19.06.03	21,138	–	–	675.5p	–	June 2006	
01.06.04	–	2,042	–	809.2p	–	June 2007	
							23,180
David Tyler							
11.06.01	28,562	–	28,562	612.7p	842.1p	June 2004	
06.06.02	58,192	–	–	653.0p	–	June 2005	
19.06.03	62,176	–	–	675.5p	–	June 2006	
01.06.04	–	58,082	–	809.2p	–	June 2007	
							178,450

Note

1. Craig Smith's Performance Share Plan awards remain in force until their normal vesting date, subject to the satisfaction of the performance conditions, but, as a result of his death, the entitlement has been restricted on a time pro-rated basis.

8. Co-investment Plan

As explained in note 2.2 (b) on page 42, directors are given the opportunity to defer receipt of their annual bonus and have it invested in GUS shares ('invested shares'). For the year ended 31 March 2004, John Peace, Terry Duddy and David Tyler received a bonus of 100 per cent of base salary and chose to invest the whole of their 'net' bonus. The invested shares so purchased on their behalf are included in the table below and also in the table of directors' interests appearing on page 50. The related matching shares under these arrangements are also shown in the table below. They are not released until the expiry of a three-year period and the right to the matching shares is forfeited if a director resigns before then.

	Invested shares (Note 1)	Matching shares (Note 1)	Vesting date
Terry Duddy (Note 2)			
17.06.02	43,217	144,056	June 2005
20.06.03	46,666	158,193	June 2006
11.06.04	44,141	209,008	June 2007
John Peace			
17.06.02	56,370	187,900	June 2005
20.06.03	57,778	195,858	June 2006
11.06.04	49,045	166,256	June 2007
Craig Smith (Note 3)			
20.06.03	42,001	65,100	July 2004
11.06.04	42,922	85,844	July 2004
David Tyler			
17.06.02	32,882	109,608	June 2005
20.06.03	33,778	114,501	June 2006
11.06.04	29,427	99,754	June 2007

Notes

1. Invested shares for Terry Duddy, John Peace and David Tyler are purchased with the bonus net of tax. The matching share awards are made on a gross basis and are taxed at the point of vesting.
2. As previously disclosed, the Remuneration Committee agreed to grant in June 2004 an extra number of matching shares to Terry Duddy to the value of £500,000 as a one-off award. The additional shares are included in the total number disclosed above.
3. Craig Smith received a bonus of 100 per cent of base salary and chose to invest the whole of his bonus. On the date of his death, both the invested shares and matching shares vested and were available for transfer to the nominated beneficiary. All the shares were sold on 10 August 2004 when the GUS share price was 842.6p.

9. GUS plc ESOP Trust

As at 31 March 2005, John Peace, Terry Duddy and David Tyler are, together with other employees of the GUS Group, discretionary beneficiaries under the GUS plc ESOP Trust and, as such, each director is deemed to be interested in 11,903,897 ordinary shares in GUS held by the trustee of the Trust.

10. Retirement benefits

Terry Duddy is a member of the Argos Pension Scheme which will provide him on retirement at age 60 with a pension of up to two thirds of the pension earnings cap subject to Inland Revenue limits. The following pension figures are based on his capped pensionable earnings. In addition, his contract provides for the choice of a funded or unfunded scheme to provide benefits in excess of the pension earnings cap. Mr Duddy has elected to have paid to him a cash sum for investment at his own discretion. The amount so paid in the year under review was £261,280.

John Peace is a member of the GUS Pension Scheme. His benefits are not restricted by the pension earnings cap, and therefore the following pension figures reflect his tax-approved Scheme benefits.

David Tyler is a member of the GUS Pension Scheme. His benefits within the Scheme are restricted by the pension earnings cap. However, his contract allows for an unfunded scheme to provide for benefits in excess of the cap (although part of this promise will be provided for by a funded arrangement which was closed to future contributions on 1 April 2002). The following pension figures reflect both his approved and unapproved entitlements.

Alan Smart is a member of the pension scheme operated by Lewis Group Limited.

Craig Smith participated in Experian North America's 401(k) pension plan, a defined contribution style arrangement. Company contributions to the plan in the year ended 31 March 2005 amounted to $2,687. In addition, instead of providing Mr Smith with a Supplemental Executive Retirement Plan, the Company paid him an additional cash sum for investment at his discretion. The additional cash sum for 2004/05 was paid in the year ended 31 March 2004 and amounted to $143,000.

A number of former directors receive pensions from GUS plc under ex-gratia arrangements. Pensions paid in the year totalled £434,197 (2004: £440,055).

The table set out below provides the disclosure of directors' pension entitlements in respect of benefits from tax-exempt schemes and unfunded arrangements.

	Accrued pension at 31 March 2005 per annum (1) £'000	Accrued pension at 31 March 2004 per annum (2) £'000	Transfer value at 31 March 2005 (3) £'000	Transfer value at 31 March 2004 (4) £'000	Change in transfer value (less Director's contributions) (5) £'000	Additional pension earned to 31 March 2005 (net of inflation) per annum (6) £'000	Transfer value of the increase (less Director's contributions) (7) £'000
Terry Duddy	11	9	112	86	11	2	2
John Peace	415	374	6,080	5,156	924	29	431
David Tyler	115	91	1,365	1,015	335	21	234
	Rand '000	Rand '000	Rand '000	Rand '000	Rand '000	Rand '000	Rand '000
Alan Smart	1,091	991	16,631	14,880	1,751	69	1,052

Notes

Columns (1) and (2) represent the deferred pension to which the directors would have been entitled had they left the Group at 31 March 2005 and 2004, respectively.

Column (3) is the transfer value of the deferred pension in column (1) calculated as at 31 March 2005 based on factors supplied by the actuary of the relevant Group pension scheme in accordance with actuarial guidance note GN11.

Column (4) is the equivalent transfer value, but calculated as at 31 March 2004 on the assumption that the director left service at that date.

Column (5) is the change in the transfer value of accrued pension during the year net of contributions by the director.

Column (6) is the increase in pension built up during the year, recognising (i) the accrual rate for the additional service based on the pensionable salary in force at the year end, and (ii) where appropriate the effect of pay changes in 'real' (inflation adjusted) terms on the pension already earned at the start of the year.

Column (7) represents the transfer value of the deferred pension in column (6).

The disclosures in columns (1) to (5) are as required by the Companies Act 1985, Schedule 7A.

The disclosures in columns (6) and (7) are as required by the Financial Services Authority Listing Rules. The requirements of the Listing Rules differ from those of the Companies Act. The Listing Rules require the additional pension earned over the year to be calculated as the difference between the pension accrued at the end of the financial year and the pension accrued at the start of the financial year less the increase in the pension earned over the year solely due to inflation. The change in transfer value required by the Companies Act would also be significantly influenced by the assumptions underlying the calculation at the beginning and the end of the financial year.

11. Directors' service contracts

Terry Duddy

Terry Duddy has a service contract, dated 27 July 1999, which provides for twelve months' notice on the part of the Company and six months by the executive. The contract ends automatically when Mr Duddy reaches the normal retirement age of 60.

Under the terms of the contract, the Company reserves the option, in its absolute discretion, to terminate the executive's employment by paying in lieu of notice. The payment in lieu shall be calculated by reference to basic salary taking into account any pension contributions and benefits in kind for the duration of the notice period but without taking into account any bonus or incentive payment of any kind.

John Peace

John Peace has a service contract, dated 31 March 2000, which provides for twelve months' notice on the part of the Company and six months by the executive. The contract ends automatically when Mr Peace reaches the normal retirement age of 60.

The Company may, in its absolute discretion, make a payment in lieu of the whole or part of the notice period of salary, benefits and any bonus due for that period. The bonus will be calculated by reference to that paid in the previous financial year. The Company will use its best endeavours to procure that the executive is treated under the terms of the LTIP and share option arrangements such that he is vested to the maximum extent possible in LTIP and share options granted to him and that he is granted augmented benefits in the pension scheme as if he had remained in service for the notice period.

If the Company terminates the executive's employment contract in breach of its terms the Company will pay and the executive agrees to accept as liquidated damages, in full and final settlement of all claims arising from such termination, a payment and arrangements in respect of pension and share options computed as indicated above.

Alan Smart

Alan Smart had a service contract the commencement date for which was 1 April 1997 and which was varied on 21 August 2002 to provide for notice periods of twelve months' on the part of both the executive and the Company. Alan Smart left the Board on 4 October 2004 following the partial IPO of Lewis Group.

David Tyler

David Tyler has a service contract, dated 3 February 1997, which provides for twelve months' notice on the part of both the executive and the Company. The contract will end automatically at normal retirement age of 60.

Under the terms of the contract, the Company reserves the option, in its absolute discretion, to terminate the executive's employment by making a payment in lieu of notice. The payment in lieu shall be calculated by reference to basic salary taking into account any pension contributions and benefits in kind for the duration of the notice period but without taking into account any bonus or incentive payment of any kind.

Craig Smith

Craig Smith had a service contract, dated 27 March 2003, which provided for twelve months' notice on the part of the Company and six months' by the executive. The contract made specific provisions for the amounts payable to the executive by the Company on termination in specified circumstances, including death, in line with US practice for senior executives. As a result of his death, in accordance with the service contract, the following was provided:

- A lump sum of one times base salary was paid.
- An annual bonus was paid in respect of the period from 1 April 2004 to the date of his death based on the Company's actual level of achievement of the performance objectives pursuant to the annual bonus plan.
- His stock options and share awards under any stock option and similar plan respectively became exercisable as specified in the relevant plan rules and any applicable grant/award agreement.

Chairman and non-executive directors

The Chairman and the non-executive directors do not have service contracts and their appointment may be terminated at any time without compensation. Non-executive directors are appointed for specific terms of three years and the appointment reviewed at the end of each three-year term.

12. Combined Code

The constitution and operation of the Remuneration Committee are in compliance with the principles of good governance and the Combined Code on corporate governance appended to the Listing Rules of the Financial Services Authority.

13. Shareholding guideline

It is one of the tenets of GUS' reward strategy that shareholders' and directors' interests be aligned. To reinforce this, the Remuneration Committee expects that, over a period of five years or so, executive directors will build a personal holding in GUS shares. This holding should be 200,000 shares in the case of the Group Chief Executive and 120,000 shares in the case of other executive directors.

To underpin this commitment, the Committee expects that, while the guideline holding remains unfulfilled, executive directors will not dispose of any shares vesting to them under any of the GUS incentive plans (save for any disposals necessary to meet tax liabilities arising from them).

14. Directors' interests

The beneficial interests of the directors, together with non-beneficial interests, in the Ordinary shares of the Company and in the Ordinary shares of Burberry Group plc, being a body corporate of the same group, are shown below in sections (i) and (ii). Share options granted to directors, awards under the Performance Share Plan and the contingent interests in matching shares under the Co-investment Plan are shown on pages 47 and 48. Save for the disclosures in relation to Burberry shares, the directors have no interests in the debentures of the Company or in any shares or debentures of the Company's subsidiaries.

	GUS plc		Burberry Group plc	
	31 March 2005	31 March 2004	31 March 2005	31 March 2004
(i) Beneficial holdings				
Sir Victor Blank	225,000	210,000	–	–
Terry Duddy	151,524	107,383	22,000	–
Andy Hornby	5,420	2,920	–	–
Frank Newman	7,500	5,000	–	–
Lady Patten of Wincanton	16,370	12,370	–	–
John Peace	294,154	245,109	50,000	16,000
Sir Alan Rudge	11,450	8,950	–	–
Oliver Stocken	31,500	27,022	–	–
David Tyler	182,893	153,466	16,000	16,000
(ii) Non-beneficial holdings				
Sir Victor Blank	3,000	3,000	–	–

On behalf of the Board

Lady Patten of Wincanton
Chairman – Remuneration Committee
24 May 2005

Corporate responsibility

Corporate Responsibility Principles

The Group has established a set of CR Principles – broad statements of intent encapsulating its philosophy on CR. These principles are set out below and provide a framework within which individual businesses develop and apply policies relating to CR issues that are owned by their management teams and tailored to their business needs.

Communication

We are determined to stay abreast of society's expectations in social responsibility and to implement change enthusiastically. We will listen hard to our stakeholders and report honestly on our actions and progress.

Benchmarking

We know that we can learn from other companies, as well as from the many examples of good practice within our own organisation. We will benchmark our performance, both externally and internally, using quantifiable performance indicators.

Employment practices

We are committed to high standards of employment practice and wish to be recognised as a good employer. We aim to reward people fairly and to provide equality of opportunity, personal development and training, and a safe and healthy workplace.

Community relations

We value our relationships with the community around us and believe that thriving businesses depend upon thriving communities. Our community programmes are therefore rooted in our business strategy and are an important management responsibility.

Environment

In GUS, we do not handle toxic substances or manage industrial processes. Nevertheless, GUS is one of the largest companies in the UK and it has a responsibility to consider its impact upon the environment. We are committed to continuous improvement in our environmental performance, particularly through minimising waste, increasing energy efficiency and reducing our consumption of materials.

Human rights

We care about human rights in our own workplace and want to be sure that our suppliers and business partners demonstrate similar concern. We make these organisations aware of our requirements and take all reasonable steps to ensure they are met.

Customers

We believe we can serve the best interests of our customers by recognising them as individuals. We are committed to responding to their needs, respecting their privacy and making every effort to earn their trust.

Culture

We believe that good corporate citizenship ultimately resides in the hearts and minds of our people. Our aim is to ensure that these wider social responsibilities influence the way we manage, reward and develop our people in order to become part of our culture.

Principal responsibilities

The Group's principal CR responsibilities are set out in the statement on corporate governance on pages 38 and 39. This list is kept under regular review and has been compared against the conclusions of other commentators and stakeholders to ensure consistency with wider opinion.

Management

The responsibility for CR is, as far as possible, embedded within the day-to-day management of the individual businesses. Overall responsibility for CR as a business function lies with Gordon Bentley, the Company Secretary, who ensures that it features regularly on the Board agenda and through the role and responsibilities of the Corporate Governance Committee. He works closely with the Group Head of Risk and Assurance, whose role during the year under review was formally extended to include CR matters, reflecting the Group's risk-based approach to the topic.

Gordon chairs a CR Group which draws on staff with relevant expertise from across all of the Group's businesses. Each business has made its own arrangements for the management of those aspects of CR which it considers to be relevant.

Reporting

The Group has once again published a complete CR Report on the GUS website, www.gusplc.com, instead of in hard copy form. A brief printed summary is available on request from the Company Secretary's office.

Performance highlights

A detailed review of the Group's performance against its principal responsibilities can be found in the CR Report, but important developments during the year under review included:

- Forestry and FSC: The Argos Retail Group has this year adopted a new integrated policy on its sourcing of wood products and the comprehensive 'timber tracker' system in Homebase has been extended to include many key Argos products. The joint buying activities between the two businesses highlighted a number of potentially problematic sources and action is in hand to address these. Homebase's commitment to responsible product sourcing was recognised when the company was awarded its own Chain of Custody certificate by the Forest Stewardship Council. This is an independent approval of the Homebase system for tracing its products and Homebase is the first UK DIY retailer to achieve this.
- Chemicals in products: The Argos Retail Group has developed a comprehensive policy on possible chemicals of concern in its products and has begun a process of supplier engagement to implement it. This development builds on the collaborative effort underway between all the major UK retailers to identify possible long-term environmental and health risks resulting from product additives that are routinely used by manufacturers.

- Experian's work on identity fraud: Experian has positioned itself at the forefront of measures to combat the growing problem of identity fraud, recognising both the social and commercial benefits of doing so. It has tackled the problem around the world in a number of ways including consumer awareness raising activity and the development of products allowing the public to monitor and track changes to their credit rating that might indicate a fraud in progress.

Community

GUS takes an active role in community activities, supporting charities and working directly with local projects:

- Taking part in these activities is popular with the Group's employees – they feel that they are contributing to their communities and that the Group is supporting them in this. They are also able to learn new skills when working together.
- Developing stronger communities, either locally or nationally, has knock-on benefits for the business – it can make customers feel more predisposed towards GUS, it can create a better environment for commerce and trade and it can increase awareness of the Group, attracting a wider pool of high quality recruits.
- The resources of the Group can have a profound impact on charitable and community projects, through both direct giving and also through the in-kind contribution of the Group's businesses.
- There are two interlaced elements to the Group's community engagement programme – the work of the GUS Charitable Trust and the activities planned and delivered through the Group's businesses. These often overlap. The Charitable Trust welcomes projects that are 'sponsored' from within the Group's businesses since the direct effect of the cash donation is often amplified by the in-kind support from the business itself resulting in gearing effect that doubles or triples the impact of the project.

The GUS Charitable Trust

The GUS Charitable Trust ("The Trust") is the principal channel for the Group's direct financial support to community projects. These donations are often supplemented by in-kind contributions from the Group's businesses such as the donation of goods, the supply of staff time or the provision of facilities.

The Trust, which is an independent registered charity, has three Trustees: Sir Victor Blank (Chairman), Lady Patten and Gordon Bentley. It focuses on three areas:

- Medical research.
- Work with children and the elderly.
- Education.

The Trust is also developing its support for environmental initiatives.

The Trust's income from GUS in respect of the year ended 31 March 2005 was £1.4m. In that year the Trust made awards totalling £1.1m. Major awards were as follows:

	£'000
Prime – an ME CFS project	97
Healing Foundation	61
Prostate Cancer Charter for Action	60
Citizens Advice Bureaux	55
Down's Syndrome Association	54
Help the Hospices	50
Kidscape	45
Contact a Family	40
Business in the Community Breakfast Club	38
For Dementia	35
Childrens Safety Education Foundation	34
Investing in Volunteers	30
CRARG	30
ICAN	30
Habitat for Humanity	30
	689

Socially Responsible Investment

Much of GUS' dialogue with shareholders on CR matters is in support of such shareholders' socially responsible investment (SRI) policies. SRI policies divide broadly into three categories:

- Screening: Investors develop funds which avoid companies based on involvement in pre-defined unethical activities, for example sales of tobacco, alcohol or arms.
- Best in class: Investors employ proprietary methods to rank companies based on their environmental, social and ethical performance criteria, then select the best for investment. This is often via intermediaries: rating agencies that undertake the evaluation and supply the information to investors.
- Engagement: Investors develop a programme of discussion and involvement with management on CR matters.

GUS' activities are such that it is typically included in screened funds. The Group is also listed in a number of 'best in class' indices, the two most notable of which are the Dow Jones Global Sustainability Index and FTSE4Good.

Report of the auditors

Independent auditors' report to the members of GUS plc

We have audited the financial statements which comprise the Group profit and loss account, the statement of Group total recognised gains and losses, the note of Group historical cost profits, the reconciliation of movement in Group shareholders' funds, the Group balance sheet, the Parent Company balance sheet, the Group cash flow statement and the related notes to the financial statements. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the report on directors' remuneration and related matters ('the auditable part').

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities. The directors are also responsible for preparing the report on directors' remuneration and related matters.

Our responsibility is to audit the financial statements and the auditable part of the report on directors' remuneration and related matters in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the report on directors' remuneration and related matters have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the financial highlights, the chairman's statement, the chief executive's review, the Group strategy, the operational review, the financial review, the directors' report, the corporate governance statement, the statement of directors' responsibilities, the unaudited part of the report on directors' remuneration and related matters and the corporate responsibility report.

We review whether the corporate governance statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the report on directors' remuneration and related matters. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the report on directors' remuneration and related matters are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 March 2005 and of the profit and cash flows of the Group for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the report on directors' remuneration and related matters required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Manchester
24 May 2005

Group profit and loss account

for the year ended 31 March 2005

	Notes	2005 Before Exceptional Items £m	2005 Exceptional Items (Note 5) £m	2005 Total £m	2004 £m
Turnover	2	**7,787**	–	**7,787**	7,548
Continuing operations		**7,600**	–	**7,600**	7,119
Discontinued operations		**187**	–	**187**	429
Cost of sales	4	**(4,357)**	–	**(4,357)**	(4,273)
Gross profit		**3,430**	–	**3,430**	3,275
Net operating expenses before amortisation of goodwill		**(2,538)**	**(5)**	**(2,543)**	(2,463)
Amortisation of goodwill		**(207)**	–	**(207)**	(193)
Net operating expenses	4	**(2,745)**	**(5)**	**(2,750)**	(2,656)
Operating profit		**685**	**(5)**	**680**	619
Continuing operations		**630**	**1**	**631**	575
Discontinued operations		**55**	**(6)**	**49**	44
Share of operating profit of BL Universal PLC (joint venture) – discontinued operations		–	–	–	18
Share of operating profit of associated undertakings – continuing operations		**44**	–	**44**	46
Trading profit		**729**	**(5)**	**724**	683
Profit on Initial Public Offering of Lewis – discontinued operations		–	**26**	**26**	–
Profit on disposal of shares in Burberry – continuing operations		–	**3**	**3**	157
Disposal of home shopping and Reality businesses – discontinued operations		–	**(27)**	**(27)**	(36)
Loss on sale of interest in BL Universal PLC – discontinued operations		–	–	–	(5)
Loss on sale of other businesses – continuing operations		–	**(7)**	**(7)**	(53)
Profit on ordinary activities before interest		**729**	**(10)**	**719**	746
Net interest	6	**(26)**	–	**(26)**	(54)
Profit on ordinary activities before taxation	7	**703**	**(10)**	**693**	692
Tax on profit on ordinary activities	8			**(221)**	(192)
Profit on ordinary activities after taxation	9			**472**	500
Equity minority interests				**(49)**	(27)
Profit for the financial year				**423**	473
Dividends	10			**(293)**	(271)
Retained profit for the financial year				**130**	202
Earnings per share	11				
– Basic				**42.3p**	47.4p
– Diluted				**41.7p**	47.0p
Earnings per share before amortisation of goodwill and exceptional items	11				
– Basic				**63.8p**	60.7p
– Diluted				**63.0p**	60.1p

Statement of Group total recognised gains and losses

for the year ended 31 March 2005

	2005 Group* £m	2005 Associated under-takings £m	2005 Total £m	2004 Group* £m	2004 BL Universal PLC (joint venture) £m	2004 Associated under-takings £m	2004 Total £m
Profit for the financial year	**385**	**38**	**423**	428	4	41	473
Revaluation of properties	**–**	**–**	**–**	3	–	–	3
Currency translation differences	**9**	**(2)**	**7**	45	–	(12)	33
Total recognised gains for the year	**394**	**36**	**430**	476	4	29	509

* Excluding associated undertakings and, in the year ended 31 March 2004, joint venture and associated undertakings.

Note of Group historical cost profits

for the year ended 31 March 2005

	2005 £m	2004 £m
Reported profit on ordinary activities before taxation	**693**	692
Realisation of property revaluation gains of previous years	**4**	93
Historical cost profit on ordinary activities before taxation	**697**	785
Historical cost retained profit for the year after taxation, minority interests and dividends	**134**	295

There is no material difference between the actual depreciation charge for the year and the depreciation charge on the historical cost basis.

In the year ended 31 March 2004, the realisation of property revaluation gains of previous years arose principally as a result of the sale of the home shopping and Reality businesses and the disposal of the interest in BL Universal PLC.

Reconciliation of movement in Group shareholders' funds

for the year ended 31 March 2005

	2005 £m	2004 (Restated) (Note 1) £m
Profit for the financial year	**423**	473
Dividends	**(293)**	(271)
	130	202
Goodwill credited to reserves on disposal of subsidiary undertakings	**–**	35
Shares issued under share option schemes	**34**	31
Shares cancelled on purchase	**(30)**	–
Purchase of own shares including treasury shares	**(176)**	(6)
Credit in respect of share incentive schemes	**34**	14
Revaluation of properties	**–**	3
Currency translation differences	**7**	33
Net change in shareholders' funds	**(1)**	312
Opening shareholders' funds	**2,811**	2,543
	2,810	2,855
Prior year adjustment – UITF 38 (Note 1)	**–**	(44)
Closing shareholders' funds	**2,810**	2,811

Group balance sheet

at 31 March 2005

	Notes	2005 £m	2005 £m	2004 (Restated) (Note 1) £m	2004 (Restated) (Note 1) £m
Fixed assets					
Intangible assets – goodwill	12		**2,333**		2,338
Intangible assets – other	13		**159**		159
Tangible assets	14		**1,168**		1,038
Investments	15		**114**		103
			3,774		3,638
Current assets					
Stocks	16		**1,017**		823
Debtors – due within one year	17	**1,152**		1,088	
– due after more than one year	17	**583**	**1,735**	540	1,628
Investments	18		**31**		101
Cash at bank and in hand			**347**		524
			3,130		3,076
Creditors					
Amounts due within one year	19		**(1,983)**		(2,221)
Net current assets			**1,147**		855
Total assets less current liabilities			**4,921**		4,493
Creditors – amounts due after more than one year	20		**(1,750)**		(1,433)
Provisions for liabilities and charges	22		**(101)**		(89)
Net assets			**3,070**		2,971
Capital and reserves					
Called up share capital	23		**254**		254
Share premium account	24		**69**		35
Revaluation reserve	24		**36**		40
Profit and loss account	24		**2,451**		2,482
Total equity shareholders' funds			**2,810**		2,811
Equity minority interests			**260**		160
Capital employed			**3,070**		2,971

Approved by the Board
on 24 May 2005

John Peace Group Chief Executive
David Tyler Group Finance Director

Parent company balance sheet

at 31 March 2005

	Notes	2005 £m	2005 £m	2004 (Restated) (Note 1) £m	2004 (Restated) (Note 1) £m
Fixed assets					
Tangible assets	14		**3**		3
Investments in group undertakings	15		**3,157**		3,157
			3,160		3,160
Current assets					
Debtors – due within one year	17	**6,679**		4,738	
– due after more than one year	17	**156**	**6,835**	154	4,892
Cash at bank and in hand			**–**		75
			6,835		4,967
Creditors					
Amounts due within one year	19		**(6,621)**		(4,690)
Net current assets			**214**		277
Total assets less current liabilities			**3,374**		3,437
Creditors – amounts due after more than one year	20		**(1,451)**		(1,092)
Provisions for liabilities and charges	22		**(24)**		(25)
Net assets			**1,899**		2,320
Capital and reserves					
Called up share capital	23		**254**		254
Share premium account	24		**69**		35
Profit and loss account	24		**1,576**		2,031
Total equity shareholders' funds			**1,899**		2,320

Approved by the Board
on 24 May 2005

John Peace Group Chief Executive
David Tyler Group Finance Director

Group cash flow statement

for the year ended 31 March 2005

	Notes	2005 £m	2004 (Restated) (Note 1) £m
Net cash inflow from operating activities	30(a)	**916**	727
Dividends received from associated undertakings (including nil (2004 £9m) in respect of discontinued operations)		**26**	45
Returns on investments and servicing of finance	30(b)	**(42)**	(48)
Taxation		**(238)**	(176)
Capital expenditure	30(c)	**(390)**	(306)
Financial investment (including nil (2004 £82m) in respect of discontinued operations)	30(d)	**(11)**	50
Acquisition of subsidiaries	30(e)	**(176)**	(132)
Disposal of subsidiaries and joint venture (including £105m (2004 £558m) in respect of discontinued operations)	30(f)	**106**	779
Equity dividends paid to shareholders		**(281)**	(244)
Net cash (outflow)/inflow before management of liquid resources and financing		**(90)**	695
Management of liquid resources	30(g)	**74**	5
Financing – issue of shares		**35**	31
– net purchases of own shares	30(h)	**(206)**	(6)
– buyback of shares in Burberry Group plc		**(22)**	–
– change in debt and lease financing	30(i)	**113**	(534)
(Decrease)/increase in net cash		**(96)**	191

Reconciliation of net cash flow to movement in net debt

	Notes	2005 £m	2004 (Restated) (Note 1) £m
(Decrease)/increase in net cash		**(96)**	191
Cash (inflow)/outflow from movement in debt and lease financing		**(113)**	534
Cash inflow from movement in liquid resources		**(74)**	(5)
Movement in net debt resulting from cash flows		**(283)**	720
New finance leases		**–**	(2)
Investments transferred from current to fixed assets		**–**	(3)
Exchange movements		**56**	179
Movement in net debt		**(227)**	894
Net debt at beginning of year	30(j)	**(1,200)**	(2,094)
Net debt at end of year	30(j)	**(1,427)**	(1,200)

Notes to the financial statements

for the year ended 31 March 2005

1. Accounting policies

Basis of accounting

The financial statements have been prepared on a going concern basis and under the historical cost convention, modified by the revaluation of certain fixed assets, and in accordance with the Companies Act 1985 and applicable accounting standards in the United Kingdom which have been applied on a consistent basis with previous years except as noted below.

The provisions of UITF Abstract 37 'Purchases and sales of own shares' have been adopted by the Group with effect from 1 April 2004. The Group completed a £200m share buyback programme during the year and shares costing £30m have been cancelled. The remaining £170m of shares repurchased are held as treasury shares and are deducted from the profit and loss account reserve and net assets.

The provisions of UITF Abstract 38 'Accounting for ESOP trusts' have been adopted by the Group with effect from 1 April 2004. These supersede UITF Abstract 13 and require own shares held by the Company to be deducted in arriving at shareholders' funds. The effect of this change is to reduce the profit and loss account reserve and therefore net assets of the Company and the Group at 31 March 2005 by £31m and £8m respectively. Comparative figures have been restated and the effect is to reduce the profit and loss account reserve and net assets of the Company and the Group by £36m at 31 March 2004, including a movement arising in the year ended 31 March 2004 of £8m. As a consequence of the adoption of UITF 38, cash flows in respect of own shares are now all reported as financing cash flows and the comparative figures in the Group cash flow statement have been restated.

The provisions of UITF 38 also amend the requirements of UITF Abstract 17 'Employee Share Schemes' concerning the recognition of the cost of employee share incentive schemes. This amendment has no material effect on profit before taxation in either the current or prior years.

On 19 May 2005, the Group announced the sale of its remaining interest in Lewis Group Limited and accordingly its results are classified as discontinued.

The transitional provisions of FRS 17 'Retirement Benefits' applicable to the 2005 reporting period have been adopted by the Group in these financial statements. In accordance with these transitional arrangements, supplementary disclosures are set out in note 35.

Compliance with SSAP 19 'Accounting for Investment Properties' requires a departure from the requirements of the Companies Act 1985 relating to the depreciation of investment properties, as explained in the 'Tangible fixed assets' note below.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiary undertakings for the financial year ended 31 March 2005 except for those of Homebase in respect of which the financial statements to the end of February are included to avoid distortions relating to the timing of Easter and the related promotions and trading patterns. The results of subsidiary undertakings sold or acquired during the year are included in the consolidated results up to the date of disposal or from the date of acquisition.

Turnover

Turnover represents goods and services sold to customers outside the Group, less returns, discounts and sales taxes together with interest and other income attributable to the Financial Services operations. Details of the basis on which revenue is recognised by the Group's principal businesses are as follows:

Argos Retail Group ('ARG')

Turnover represents the amount of goods and services sold to external customers less returns, discounts and value added tax. Turnover on goods to be delivered is recognised when the customer accepts delivery. A provision for estimated returns is made, representing the profit on goods sold during the year which will be returned and refunded after the year end. Turnover is reduced by the value of sales returns provided for during the year.

For sales promotion purposes ARG operates a variety of schemes that give rise to goods being sold at a discount to standard retail price. These include redemption of loyalty card points, staff discounts, Friends and Family evenings and the redemption of promotional vouchers. Turnover is adjusted to show sales net of all related discounts.

Within ARG Financial Services ('ARGFS') turnover represents interest and fees accrued on customers' card accounts and loans and insurance commission. Where ARGFS acts as an agent in arranging the sales of a variety of third party provided financial services products, only the commission received is included in the profit and loss account and it is classified as turnover.

Experian

Revenue is recognised in respect of the provision and processing of data, subscriptions to services, software and database customisation and development and the sale of software licences, maintenance and related consulting services.

Revenue in respect of the provision and processing of data is recognised in the period in which the service is provided. Subscription revenues, and revenues in respect of services to be provided by an indeterminate number of acts over a specified period of time, are recognised on a pro rata basis. Customisation, development and consulting revenues are recognised by reference to the stage of completion of the work. Revenue from software licences is recognised upon delivery. Revenue from maintenance agreements is recognised rateably over the term of the maintenance period.

Where a single arrangement comprises a number of individual elements which are capable of operating independently of one another, the total revenues are allocated amongst the individual elements based on the fair value of each element. Where the elements are not capable of operating independently, or reasonable measures of fair value for each element are not available, total revenues are recognised on a pro rata basis over the contract period.

1. Accounting policies continued

Burberry
Turnover, which is stated excluding value added and other sales taxes, is the amount receivable for goods supplied (less returns, trade discounts and allowances) and royalties receivable.

Wholesale sales are recognised when goods are despatched to trade customers, with provisions made for expected returns and allowances as necessary. Retail sales, returns and allowances are reflected at the dates of transaction with consumers, in addition provisions are made for expected returns as necessary. Royalty income from licensees is recognised as earned on the basis of the terms of the relevant royalty agreement, which is typically on the basis of production volumes.

Lewis
Turnover comprises net merchandise sales, earned finance charges, earned TV and appliance service contracts and carriage. Value added tax is excluded.

Revenue from the sale of merchandise is recognised on the date of delivery. Finance charges are recognised, using the sum of digits basis which closely approximates the effective yield basis, as instalments become due. Revenue from service contracts is recognised on a straight line basis, over a 24-month period, commencing after the manufacturer's guarantee has expired. Revenue from the provision of other services is recognised when the services are rendered.

Associated undertakings
The Group's share of the profits of associated undertakings is included in the Group profit and loss account up to the date of disposal or from the date of acquisition. Loans to associated undertakings and the Group's share of net assets are included in the Group balance sheet.

Tangible fixed assets
Investment properties are revalued annually and included in the balance sheet at their open market value. In accordance with SSAP 19, no depreciation is provided in respect of investment properties except for leaseholds with less than 20 years to run. This represents a departure from the Companies Act 1985 requirement concerning the depreciation of fixed assets. Had SSAP 19 not been followed the depreciation charge for the financial year would not have been material.

As permitted by FRS 15 the Group has adopted a policy of not revaluing trading properties, and previously revalued trading properties are included at their 1996 valuation less depreciation. All Argos and Homebase properties and leasehold trading properties with 20 years or less to run had not previously been revalued and remain at depreciated historical cost.

Land and assets in the course of construction are not depreciated. Freehold properties are depreciated over 50 years by equal annual instalments. Leasehold premises with unexpired lease terms of 50 years or less are depreciated by equal annual instalments over the remaining period of the lease. Plant, vehicles and equipment are depreciated by equal annual instalments over two to ten years according to the estimated life of the asset. Equipment on hire or lease is depreciated over the shorter of the period of the lease or its useful economic life.

Fixed asset investments
Investments held as fixed assets are stated at cost less any provision considered necessary for impairment.

Investments in the shares of Burberry Group plc held by that company are treated as fixed asset investments in the Group consolidated financial statements. Amortisation is provided in respect of shares which have been or will be gifted unconditionally to employees.

Goodwill
For acquisitions of subsidiary undertakings and investments in associated undertakings made on or after 1 April 1998, goodwill (being the excess of the fair value of purchase consideration over the fair value of net assets acquired) is capitalised as an intangible fixed asset. Fair values are attributed to the identifiable assets and liabilities that existed at the date of acquisition, reflecting their condition at that date. Adjustments are also made to bring the accounting policies of acquired businesses into alignment with those of the Group. Goodwill arising on acquisitions is amortised by equal annual instalments over its estimated useful economic life, up to a maximum of 20 years.

Goodwill on acquisitions prior to 1 April 1998 was written off to reserves in the year of acquisition. On the disposal of a business, any goodwill previously written off to reserves is included in the profit or loss on disposal.

Other intangible fixed assets
Intangible fixed assets other than goodwill comprise the data purchase and data capture costs of internally developed databases and are capitalised under SSAP 13 to recognise these costs over the period of their commercial use. Amortisation is provided by equal annual instalments on the cost of the assets over three to seven years.

Impairment of fixed assets and goodwill
Fixed assets and goodwill are subject to review for impairment in accordance with FRS 11 'Impairment of Fixed Assets and Goodwill'. Any impairment is recognised in the profit and loss account in the year in which it occurs.

Stocks
Stocks and work in progress are valued on a first in first out basis at the lower of cost and net realisable value. Provision is made to reduce the cost to no more than net realisable value having regard to the age and condition of stock, as well as its anticipated saleability.

Deferred consideration

Where part or all of the amount of purchase consideration is contingent on future events, the cost of the acquisition initially recorded is a reasonable estimate of the fair value of the amounts expected to be payable in the future. The cost of the acquisition is adjusted when revised estimates are made, with corresponding adjustments made to goodwill until the ultimate outcome is known.

Where part or all of the amount of disposal consideration is contingent on future events, the disposal proceeds initially recorded are a reasonable estimate of the fair value of the amounts expected to be receivable in the future. The proceeds are adjusted when revised estimates are made, with corresponding adjustments made to debtors and profit/(loss) on disposal until the ultimate outcome is known.

Leases

Where assets are financed by leasing arrangements that give rights approximating to ownership the assets are treated as if they had been purchased outright. The amount capitalised is the fair value of the leased assets. The corresponding leasing commitments are shown as obligations to the lessor and the assets are depreciated over the shorter of the lease term or their useful economic life. The interest element of lease rentals is charged to the profit and loss account over the life of the lease in proportion to the outstanding lease commitment. All other leases are operating leases and the annual rentals are charged to the profit and loss account as incurred.

Gross rental income and expenditure in respect of operating leases are recognised on a straight line basis over the periods of the leases.

Foreign currency

Assets and liabilities of overseas undertakings are translated into sterling at the rates of exchange ruling at the balance sheet date and the results are translated into sterling at average rates of exchange. Differences arising on the retranslation of opening net assets, profits and losses at average rates and borrowings designated as hedges are taken to reserves. Foreign currency transactions which are covered by specific forward exchange contracts are translated into sterling at the contracted exchange rates. The interest differential reflected in forward contracts is taken to net interest. Exchange profits and losses which arise from normal trading activities are included in the profit and loss account.

Derivative financial instruments

The Group uses derivative financial instruments to manage its exposures to fluctuations in foreign currency exchange rates and interest rates. Derivative instruments utilised by the Group include interest rate swaps, currency swaps and forward currency contracts. Amounts payable or receivable in respect of interest rate swaps are recognised as adjustments to net interest over the period of the contract. Forward currency contracts are accounted for as hedges, with the instrument's impact on profit deferred until the underlying transaction is recognised in the profit and loss account. Financial instruments hedging the risk on foreign currency assets are revalued at the balance sheet date and the resulting gain or loss is offset against that arising from the translation of the underlying assets into sterling and taken to reserves.

Deferred taxation

Deferred taxation is provided in respect of timing differences that have originated but not reversed at the balance sheet date and is determined using the tax rates that are expected to apply when the timing differences reverse. Deferred taxation assets are recognised only to the extent that they are expected to be recoverable. Deferred taxation is discounted using the post tax yields to maturity that could be obtained at the balance sheet date on relevant government bonds with maturity dates similar to those of the deferred taxation assets and liabilities.

Treasury shares

In accordance with the provisions of UITF Abstract 37 'Purchases and sales of own shares', treasury shares are held at cost and are deducted from the profit and loss account reserve.

Incentive plans

The Group's share based incentive plans are accounted for in accordance with UITF Abstracts 17 'Employee Share Schemes' and 38 'Accounting for ESOP trusts'. The fair value of the shares at the date of the grant, less any consideration to be received from the employee, is charged to the profit and loss account over the period to which the employee's performance relates. Where awards are contingent upon future events (other than continued employment) an assessment of the likelihood of these conditions being achieved is made at the end of each reporting period and an appropriate charge is made to the profit and loss account.

The Group operates Save As You Earn schemes that allow for the grant of share options at a discount to the market price at the date of the grant. The Group has made use of the exemption under UITF 17 not to recognise any compensation charge in respect of these options.

Pension costs

The Group operates pension plans throughout the world. The two major defined benefit schemes are in the United Kingdom with similar arrangements being in place for eligible employees in North America, South Africa and The Netherlands. The assets covering these arrangements are held in independently administered funds.

The Group charges the regular costs of its defined benefit pension schemes against profits on a systematic basis over the service lives of the pensionable employees in accordance with advice from qualified actuaries. Variation from regular cost is allocated over the expected remaining service lives of current scheme members. Any difference between the cumulative amounts charged against profit and contributions paid is included as an asset or provision as appropriate in the balance sheet.

The Group also operates defined contribution pension schemes, the major one being in the United Kingdom, with assets held in independently administered funds. The cost of providing these benefits, recognised in the profit and loss account, comprises the amount of contributions payable to the schemes in respect of the year.

Notes to the financial statements

for the year ended 31 March 2005

2. Divisional analysis

	Turnover 2005	Turnover 2004	Profit before taxation 2005	Profit before taxation 2004	Net assets 2005	Net assets 2004 (Restated) (Note 1)
	£m	£m	£m	£m	£m	£m
Argos Retail Group						
Continuing operations:						
Argos	**3,652**	3,384	**309.6**	297.4	**635**	452
Homebase	**1,580**	1,483	**91.8**	102.2	**262**	190
Financial Services	**81**	60	**0.2**	(5.5)	**366**	291
Wehkamp	**222**	235	**19.9**	21.4	**232**	242
	5,535	5,162	**421.5**	415.5	**1,495**	1,175
Discontinued operations	–	269	–	–	–	–
	5,535	5,431	**421.5**	415.5	**1,495**	1,175
Experian						
Experian North America	**724**	703	**188.2**	179.6	**311**	321
Experian International	**638**	583	**130.1**	102.6	**213**	197
	1,362	1,286	**318.3**	282.2	**524**	518
Burberry	**715**	676	**165.7**	141.2	**237**	200
Lewis – discontinued operations	**187**	160	**55.4**	43.5	**163**	172
Property – discontinued operations	–	–	–	18.0	–	–
Central activities	–	6	**(24.1)**	(19.9)	–	–
	7,799	7,559	**936.8**	880.5	**2,419**	2,065
Inter-divisional turnover (principally Experian)	**(12)**	(11)				
	7,787	7,548				
Net interest (Note 6)			**(26.4)**	(53.9)		
Profit before amortisation of goodwill, exceptional items and taxation			**910.4**	826.6		
Amortisation of goodwill			**(207.3)**	(192.6)	**2,333**	2,338
Exceptional items (Note 5)			**(10.0)**	58.3		
Profit before taxation			**693.1**	692.3		
Net debt					**(1,427)**	(1,200)
Dividends and taxation					**(353)**	(363)
Transaction consideration					**98**	131
Net assets					**3,070**	2,971

The profit of Argos for the year ended 31 March 2005 is after charging £16.2m in respect of the OFT fine. The profit of Homebase included in the Group's results for the year ended 31 March 2005 is after charging £18.3m in respect of reorganisation costs.

The profit of Financial Services is after deducting funding costs.

On 19 May 2005, the Group announced the sale of its remaining interest in Lewis Group Limited and accordingly its results have been classified as discontinued.

The profit of the Property division, in the year ended 31 March 2004, represented the Group's share of the operating profit of BL Universal PLC up to the date of its sale on 17 November 2003.

Amortisation of goodwill includes £127m (2004 £127m) relating to Argos Retail Group, £73m (2004 £59m) relating to Experian and £7m (2004 £7m) relating to Burberry. The goodwill reported within net assets of £2,333m (2004 £2,338m) includes £1,708m (2004 £1,834m) relating to Argos Retail Group, £518m (2004 £394m) relating to Experian and £107m (2004 £110m) relating to Burberry.

3. Geographical analysis	Turnover by destination 2005 £m	Turnover by destination 2004 £m	Turnover by origin 2005 £m	Turnover by origin 2004 £m	Profit before taxation 2005 £m	Profit before taxation 2004 £m	Net assets 2005 £m	Net assets 2004 (Restated) (Note 1) £m
United Kingdom & Ireland	**5,742**	5,596	**5,890**	5,741	**572.9**	553.7	**1,473**	1,148
Continental Europe	**761**	735	**668**	676	**79.7**	65.3	**377**	353
North America	**888**	865	**882**	859	**200.6**	198.1	**416**	392
Rest of World	**396**	352	**347**	272	**83.6**	63.4	**153**	172
	7,787	7,548	**7,787**	7,548	**936.8**	880.5	**2,419**	2,065
Net interest (Note 6)					**(26.4)**	(53.9)		
Profit before amortisation of goodwill, exceptional items and taxation					**910.4**	826.6		
Amortisation of goodwill					**(207.3)**	(192.6)	**2,333**	2,338
Exceptional items (Note 5)					**(10.0)**	58.3		
Profit before taxation					**693.1**	692.3		
Net debt							**(1,427)**	(1,200)
Dividends and taxation							**(353)**	(363)
Transaction consideration							**98**	131
Net assets							**3,070**	2,971

4. Cost of sales and Net operating expenses	2005 £m	2004 £m
Cost of sales	**4,357**	4,273
Net operating expenses comprise:		
Distribution costs	**1,696**	1,377
Administrative expenses (including amortisation of goodwill £207m (2004 £193m))	**1,054**	1,279
	2,750	2,656

Cost of sales includes £88m (2004 £217m) in respect of discontinued activities.

Net operating expenses include £44m (2004 £169m) in respect of discontinued activities of which distribution costs represent £32m (2004 £87m) and administrative expenses represent £12m (2004 £82m).

Administrative expenses include an exceptional charge of £5m (2004 £5m) comprising a charge of £6m (2004 nil) in respect of employee shares in connection with the Initial Public Offering of Lewis and income of £1m (2004 £2m) in respect of employee share schemes in connection with the Initial Public Offering of Burberry and restructuring costs in Argos Retail Group of nil (2004 £7m).

5. Exceptional items	2005 £m	2004 £m
Exceptional items comprise:		
Continuing operations		
Disposal of shares in Burberry	**3**	157
Income in respect of employee share schemes in connection with the disposal of shares in Burberry*	**1**	2
	4	159
Restructuring costs incurred by Argos Retail Group following the disposal of home shopping and Reality businesses*	**–**	(7)
Loss on sale of other businesses	**(7)**	(53)
	(7)	(60)
Exceptional (charge)/profit in respect of continuing operations	**(3)**	99
Discontinued operations		
Profit on Initial Public Offering of Lewis	**26**	–
Charge in respect of employee share schemes in connection with the Initial Public Offering of Lewis*	**(6)**	–
	20	–
Disposal of home shopping and Reality businesses	**(27)**	(36)
Disposal of interest in BL Universal PLC	**–**	(5)
Exceptional charge in respect of discontinued operations	**(7)**	(41)
Total exceptional (charge)/profit	**(10)**	58

* Aggregated to a net exceptional charge of £5m (2004 £5m) within Trading profit.

The income in respect of Burberry shares in the year arises from the exercise or lapse of awards under executive share schemes. The profit on the disposal of shares, in the year ended 31 March 2004, related to the sale of 11.5% of the ordinary share capital of Burberry Group plc on 19 November 2003. This profit comprised the excess of sale proceeds, less costs, over the related portion of net assets disposed of at that date.

The loss on the sale of other businesses was principally in respect of the sales by Experian International of two small non-core businesses. The loss on sale of other businesses, in the year ended 31 March 2004, was principally in respect of the sale by Experian North America of its Outsourcing activities and included a charge of £24m in respect of goodwill previously written off to reserves.

The Initial Public Offering of 46% of the ordinary share capital of Lewis Group Limited, GUS' South African Retailing business, on the JSE Securities Exchange South Africa was priced on 29 September 2004 and trading in the shares commenced on 4 October 2004. The associated exceptional profit comprises the excess of the flotation proceeds, less costs, over the related portion of net assets disposed of at 29 September 2004 and the cost of share schemes designed to secure the retention of key employees.

The disposal of the home shopping and Reality businesses took place in May 2003. The provision for loss on disposal charged in the year ended 31 March 2003 represented the difference between the sale proceeds of £590m and the net assets disposed of which were estimated to be £800m. The further charge in the year ended 31 March 2004 related to professional fees and other costs associated with the transaction, including a pension charge of £3m, and a charge of £11m in respect of goodwill previously written off to reserves. Following agreement of the completion statements and the settlement of certain warranty claims, a further charge of £27m has been made in the year ended 31 March 2005 reflecting full and final settlement of all claims that have arisen from the disposal of these businesses.

The disposal of the 50% equity stake in the property joint venture BL Universal PLC was announced on 17 November 2003. The associated exceptional item, in the year ended 31 March 2004, comprised the deficit of sale proceeds, less costs, over the related portion of net assets at that date.

The tax effect of the exceptional items is disclosed in Note 8 (d).

6. Net interest	2005 £m	2004 £m
Interest income:		
Bank deposits and other	**33**	26
Interest expense:		
Bank loans and overdrafts	**7**	11
Eurobonds	**69**	73
Finance leases	**1**	1
Group share of interest expense of joint venture	**–**	8
Gross interest expense	**77**	93
Less: interest charged to cost of sales	**(18)**	(13)
	59	80
Net interest expense	**26**	54

Interest charged to cost of sales includes £18m (2004 £13m) in respect of financial services activities.

7. Profit on ordinary activities before taxation

		2005 £m	2004 £m
Profit on ordinary activities before taxation is stated after charging/(crediting):			
Operating lease rental expense	– land and buildings	**315**	294
	– plant, vehicles and equipment	**32**	35
Property rental income under operating leases		**(7)**	(7)
Amortisation of goodwill (including share of goodwill of associates £4m (2004 £3m))		**207**	193
Amortisation of shares in Burberry		**7**	1
Depreciation of tangible and intangible fixed assets	– assets owned	**263**	267
	– under finance leases	**4**	8
Research and development expenditure		**2**	2
Argos OFT fine		**16**	–
Homebase reorganisation costs		**18**	–
Audit fees	– statutory audit	**3**	2
Auditors' remuneration for non-audit services	– further assurance services	**–**	1
	– tax advisory services	**3**	4
	– other advice	**1**	–

The audit fee for the Company was £0.3m (2004 £0.2m). Included in the analysis above are fees paid to the Group's auditors in respect of non-audit services in the UK of £2m (2004 £4m). The guidelines covering the use of the auditors for non-audit services are set out in the corporate governance statement on page 34.

8. Tax on profit on ordinary activities

	2005 £m	2004 £m
(a) Analysis of charge for the year		
Current tax:		
UK Corporation tax on profits of the year	**155**	139
Double taxation relief	**(8)**	(8)
Adjustments in respect of prior years	**7**	4
	154	135
Overseas tax	**53**	52
Group share of tax on profits of joint venture	**–**	4
Group share of tax on profits of associated undertakings	**1**	2
Total current tax charge for the year	**208**	193
Deferred tax:		
Origination and reversal of timing differences	**21**	24
Increase in discount	**(12)**	(17)
Adjustments in respect of prior years	**4**	(8)
Total deferred tax	**13**	(1)
Tax on profit on ordinary activities	**221**	192

(b) Factors affecting the tax charge for the year
The tax charge for the year is lower than the standard rate of Corporation tax in the UK (30%).
The differences are explained below:

	2005 £m	2004 £m
Profit on ordinary activities before taxation	**693**	692
Profit on ordinary activities before taxation multiplied by the standard rate of Corporation tax in the UK of 30%	**208**	208
Effects of:		
Adjustments to tax charge in respect of prior years	**7**	4
Expenses not deductible for tax purposes	**9**	6
Goodwill amortisation not deductible for tax purposes	**57**	54
Tax relief in respect of US goodwill written off to reserves	**(18)**	(14)
Differences in effective tax rates on overseas earnings	**(30)**	(23)
Other permanent differences	**(19)**	(12)
Disposal of businesses	**3**	(23)
Other timing differences	**(9)**	(7)
Current tax charge for the year	**208**	193

(c) Factors that may affect future tax charges
In the foreseeable future, the Group's tax charge will continue to be influenced by the profile of profits earned in the different countries in which the business operates. As indicated in the Financial review on page 26, the tax charge will also change as a consequence of the adoption of International Financial Reporting Standards from 1 April 2005.

(d) Tax effect of exceptional items
There is no taxation in respect of the exceptional items for the year ended 31 March 2005 (2004 nil).

Notes to the financial statements

for the year ended 31 March 2005

9. Profit on ordinary activities after taxation

Profit on ordinary activities after taxation includes £33m (2004 £307m) which is dealt with in the financial statements of the Company. As permitted by Section 230 of the Companies Act 1985, the Company has not presented its own profit and loss account.

10. Dividends

		2005 £m	2004 £m
Interim paid	– 9.0p per share (2004 8.0p)	**90**	80
Final proposed	– 20.5p per share (2004 19.0p)	**203**	191
Total	– 29.5p per share (2004 27.0p)	**293**	271

11. Basic and diluted earnings per share

	2005 pence	2004 pence
Basic earnings per share before amortisation of goodwill and exceptional items	**63.8**	60.7
Effect of amortisation of goodwill	**(20.5)**	(19.1)
Effect of exceptional items	**(1.0)**	5.8
Basic earnings per share	**42.3**	47.4

The calculation of basic earnings per share is based on profit for the year of £423m (2004 £473m) divided by the weighted average number of Ordinary shares in issue of 1,000.1m (2004 998.0m). Basic earnings per share before amortisation of goodwill and exceptional items is disclosed to indicate the underlying profitability of the Group and is based on profit of £638m (2004 £606m):

	2005 £m	2004 £m
Earnings before amortisation of goodwill and exceptional items	**638**	606
Effect of amortisation of goodwill	**(205)**	(191)
Effect of exceptional items	**(10)**	58
Profit for the financial year	**423**	473

	2005 m	2004 m
Weighted average number of Ordinary shares in issue during the year*	**1,000.1**	998.0
Dilutive effect of share incentive awards	**12.6**	9.1
Diluted weighted average number of Ordinary shares in issue during the year	**1,012.7**	1,007.1

* Excluding own shares held.

The diluted earnings per share amount to 41.7p (2004 47.0p) and diluted earnings per share before amortisation of goodwill and exceptional items amount to 63.0p (2004 60.1p). The calculation of diluted earnings per share reflects the potential dilutive effect of awards under employee share incentive schemes.

12. Intangible assets – goodwill	Argos £m	Homebase £m	Experian acquisitions £m	Other acquisitions £m	Total £m
Group					
Cost					
At 1 April 2004	1,596	776	488	133	2,993
Differences on exchange	–	–	(7)	4	(3)
Additions (see Note 31)	–	–	199	–	199
Disposals	–	–	(14)	–	(14)
At 31 March 2005	**1,596**	**776**	**666**	**137**	**3,175**
Amortisation					
At 1 April 2004	488	50	94	23	655
Differences on exchange	–	–	(1)	(1)	(2)
Charge for year	89	38	69	7	203
Disposals	–	–	(14)	–	(14)
At 31 March 2005	**577**	**88**	**148**	**29**	**842**
Net Book Value at 31 March 2004	1,108	726	394	110	2,338
Net Book Value at 31 March 2005	**1,019**	**688**	**518**	**108**	**2,333**

The cumulative amortisation at the balance sheet date includes nil (2004 nil) in respect of the impairment of goodwill.

13. Other intangible fixed assets	Databases £m
Group	
Cost	
At 1 April 2004	344
Differences on exchange	(4)
Acquisition of subsidiaries	7
Additions	65
Disposal of subsidiaries	(7)
Disposals	(46)
At 31 March 2005	**359**
Amortisation	
At 1 April 2004	185
Differences on exchange	(2)
Acquisition of subsidiaries	3
Disposal of subsidiaries	(5)
Charge for year	59
Disposals	(40)
At 31 March 2005	**200**
Net Book Value at 31 March 2004	159
Net Book Value at 31 March 2005	**159**

14. Tangible fixed assets

	Freehold properties £m	Leasehold properties: Long leasehold £m	Leasehold properties: Short leasehold £m	Plant, vehicles & equipment £m	Assets in course of construction £m	Total £m
Group						
Cost or valuation						
At 1 April 2004	243	4	384	1,477	56	2,164
Differences on exchange	(1)	–	(1)	–	–	(2)
Acquisition of subsidiaries	11	–	–	11	–	22
Additions	21	–	36	269	26	352
Transfer between assets	49	–	–	–	(49)	–
Disposal of subsidiaries	–	–	–	(4)	–	(4)
Disposals	(13)	(3)	(7)	(250)	–	(273)
At 31 March 2005	**310**	**1**	**412**	**1,503**	**33**	**2,259**
Cost	265	1	412	1,503	33	2,214
Valuation – trading properties (1996)	45	–	–	–	–	45
	310	**1**	**412**	**1,503**	**33**	**2,259**
Depreciation						
At 1 April 2004	52	1	164	909	–	1,126
Acquisition of subsidiaries	3	–	–	9	–	12
Charge for year	9	–	20	179	–	208
Disposal of subsidiaries	–	–	–	(3)	–	(3)
Disposals	(2)	(1)	(7)	(242)	–	(252)
At 31 March 2005	**62**	**–**	**177**	**852**	**–**	**1,091**
Net Book Value at 31 March 2004	191	3	220	568	56	1,038
Net Book Value at 31 March 2005	**248**	**1**	**235**	**651**	**33**	**1,168**

Assets held under finance leases and capitalised in plant, vehicles and equipment	**2005 £m**	2004 £m
Cost	**60**	63
Aggregate depreciation	**(53)**	(51)
Net Book Value	**7**	12

The Group has no investment properties held for hire under operating leases. At 31 March 2004, investment properties valued at £6m were held for hire under operating leases.

Revalued trading properties are included at their valuation at 31 March 1996 less depreciation. The valuation at 31 March 1996 was on the basis of open market value for existing use. Other trading properties are included at cost.

On the historical cost basis the net book value of properties carried at valuation is £6m (2004 £7m), comprising cost of £14m (2004 £16m) and related depreciation of £8m (2004 £9m).

	Freehold properties £m	Short leasehold properties £m	Plant, vehicles & equipment £m	Total £m
Company				
Cost				
At 1 April 2004 and 31 March 2005	**1**	**1**	**2**	**4**
Depreciation				
At 1 April 2004 and 31 March 2005	**–**	**–**	**1**	**1**
Net Book Value at 31 March 2004 and 31 March 2005	**1**	**1**	**1**	**3**

The Company has no investment properties held for hire under operating leases. At 31 March 2004, properties with a net book value of £1m were classified as investment properties held for hire under operating leases.

15. Fixed asset investments

	Shares in associated undertakings (note a) £m	Interests in shares in Burberry (note b) £m	Other investments (note c) £m	Total £m
Group				
Cost or valuation				
At 1 April 2004	93	13	1	107
Differences on exchange	(1)	–	–	(1)
Additions	5	8	–	13
Share of profit after taxation (after goodwill charge of £4m (2004 £3m))	38	–	–	38
Dividends received	(26)	–	–	(26)
Movement on acquisition of balance of shareholding	(3)	–	–	(3)
Disposals	–	(2)	(1)	(3)
At 31 March 2005	**106**	**19**	**–**	**125**
Amounts written off				
At 1 April 2004	–	4	–	4
Amortisation for year	–	7	–	7
At 31 March 2005	**–**	**11**	**–**	**11**
Net Book Value at 31 March 2004	93	9	1	103
Net Book Value at 31 March 2005	**106**	**8**	**–**	**114**

	Group undertakings (note d) £m
Company	
Cost	
At 1 April 2004	3,162
Additions	1,819
Disposals	(1,819)
At 31 March 2005	**3,162**
Amounts written off	
At 1 April 2004 and 31 March 2005	**5**
Net Book Value at 31 March 2004	3,157
Net Book Value at 31 March 2005	**3,157**

As reported in Note 1, own shares held by the Company are now deducted in arriving at shareholders' funds (see Note 24).

(a) Shares in associated undertakings
The additions in the year ended 31 March 2005 are principally in respect of First American Real Estate Solutions LLC. The Group's share of cumulative retained profits of associated undertakings at 31 March 2005 is £44m (2004 £31m).

The principal associated undertakings are as follows:

Name	Country of incorporation	Class of shares held	% interest	Nature of business
First American Real Estate Solutions LLC	USA	*	20	Information services
AAGUS Financial Services Group NV	The Netherlands	Ordinary	33.3	Consumer lending

* First American Real Estate Solutions LLC ('FARES') is a US partnership.

All interests in associated undertakings are held by subsidiary undertakings.

(b) Interests in shares in Burberry
These comprise shares in Burberry Group plc held by that company and, at 31 March 2005, the interest represents the cost of 6.5m (2004 4.9m) ordinary shares (nominal value of £3,240 (2004 £2,448)) which amounts to 1.3% (2004 1.0%) of its called up share capital. These shares are held to meet the share option award obligations arising on certain Burberry share incentive schemes (see Note 34(b)).

In the year ended 31 March 2005, Burberry Group plc purchased 2.3m (2004 2.7m) shares at a cost of £8m (2004 £7m). These shares were acquired by the Burberry Group plc ESOP Trust in the open market using funds provided by Burberry Group companies. In addition, 715,453 shares were used to satisfy awards granted under the Burberry Group plc Executive Share Option Scheme 2002 and All Employee Share Plans.

In the year ended 31 March 2005 the Burberry Group plc ESOP Trust has waived its entitlement to dividends of £254,307 (2004 £167,998). The costs of funding and administering the trusts are charged to the profit and loss account of Burberry Limited in the period to which they relate. The market value of all Burberry Group plc shares held at 31 March 2005 was £26m (2004 £17m).

(c) Other investments
Other investments comprised investments formerly held by Experian North America. At 31 March 2004 the market and redemption value of these investments was £1m.

(d) Group undertakings
The principal subsidiary undertakings are listed on page 95.

Notes to the financial statements

for the year ended 31 March 2005

16. Stocks	**2005 £m**	2004 £m
Group		
Raw materials	**14**	15
Work in progress	**7**	8
Finished goods	**996**	800
	1,017	823

There is no significant difference between the replacement cost of stocks and the amounts shown above as stock subject to provisioning would not necessarily be replaced and can therefore be excluded from the comparison.

17. Debtors	**2005 Due within one year £m**	**2005 Due after more than one year £m**	2004 Due within one year £m	2004 Due after more than one year £m
Group				
Trade debtors:				
Hire purchase debtors	**166**	**39**	166	39
Provision for unearned finance charges	**(28)**	**(7)**	(26)	(6)
Net hire purchase debtors	**138**	**32**	140	33
Instalment debtors	**419**	**232**	304	261
Other trade debtors	**394**	**36**	363	31
Total trade debtors	**951**	**300**	807	325
Amounts owed by associated undertakings	**–**	**–**	1	–
Taxation recoverable	**4**	**1**	1	1
VAT recoverable	**14**	**–**	7	–
Pension asset	**–**	**128**	–	60
Deferred consideration receivable	**–**	**140**	–	140
Other prepayments and accrued income	**183**	**14**	272	14
	1,152	**583**	1,088	540

An amount of £140m is unconditionally receivable by the Company in May 2006 from March UK Limited being the element of deferred consideration in respect of the disposal of the home shopping and Reality businesses.

	2005 Due within one year £m	**2005 Due after more than one year £m**	2004 Due within one year £m	2004 Due after more than one year £m
Company				
Amounts owed by subsidiary undertakings	**6,667**	**–**	4,618	–
Taxation recoverable	**–**	**–**	13	–
Deferred taxation	**–**	**16**	–	14
VAT recoverable	**1**	**–**	–	–
Prepayments and accrued income	**11**	**140**	107	140
	6,679	**156**	4,738	154

18. Current asset investments

	Group 2005 £m	Group 2004 £m
Cost		
Listed investments	**24**	24
Unlisted investments	**7**	7
	31	31
Certificates of deposit	**–**	70
	31	101
Market and redemption value		
Listed investments	**29**	26
Unlisted investments	**5**	5
	34	31
Certificates of deposit	**–**	70
	34	101

The listed and unlisted investments are held in connection with the activities of Lewis Group Limited, the Group's South African Retailing business.

19. Creditors – amounts due within one year

	Group 2005 £m	Group 2004 (Restated) (Note 1) £m	Company 2005 £m	Company 2004 (Restated) (Note 1) £m
Loans and overdrafts (Note 21)	**123**	499	**35**	339
Obligations under finance leases	**6**	5	**–**	–
Trade creditors	**502**	456	**–**	–
Amounts owed to subsidiary undertakings	**–**	–	**6,335**	4,120
Taxation	**66**	97	**20**	–
VAT and other taxes payable	**69**	68	**–**	–
Social security costs	**47**	40	**–**	–
Accruals	**794**	686	**9**	13
Other creditors	**173**	179	**19**	27
Proposed final dividend	**203**	191	**203**	191
	1,983	2,221	**6,621**	4,690

Accruals for the Group and the Company at 31 March 2004 have been reduced by £12m as a result of the adoption of UITF 38 (see Note 24).

20. Creditors – amounts due after more than one year

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Loans (Note 21)	**1,674**	1,314	**1,451**	1,092
Obligations under finance leases:				
Repayable in one to two years	**2**	5	**–**	–
Repayable in two to five years	**–**	2	**–**	–
Accruals	**51**	54	**–**	–
Other creditors	**23**	58	**–**	–
	1,750	1,433	**1,451**	1,092

Notes to the financial statements

for the year ended 31 March 2005

21. Loans and overdrafts

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Repayable wholly within five years:				
€500m 5.125% Eurobonds 2004	–	333	–	333
€600m 4.125% Eurobonds 2007	**375**	396	**375**	396
£350m 6.375% Eurobonds 2009	**348**	–	**348**	–
4.0% Perpetual Securities	**73**	73	–	–
4.9% Perpetual Securities	**150**	149	–	–
Multi-Currency loans	**380**	–	**380**	–
Other loans	**35**	1	**35**	–
Overdrafts	**88**	165	–	6
	1,449	1,117	**1,138**	735
Repayable after more than five years:				
£350m 6.375% Eurobonds 2009	–	348	–	348
£350m 5.625% Eurobonds 2013	**348**	348	**348**	348
	1,797	1,813	**1,486**	1,431

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
The amounts due to be repaid within five years are repayable as follows:				
Within one year	**123**	499	**35**	339
Between two and five years	**1,326**	618	**1,103**	396
	1,449	1,117	**1,138**	735

All the borrowings of the Group and the Company shown above are unsecured.

22. Provisions for liabilities and charges

	Deferred taxation £m	Post-retirement healthcare costs £m	Total £m
Group			
At 1 April 2004	77	12	89
Profit and loss account	13	1	14
Payments	–	(1)	(1)
Acquisition of subsidiaries	(1)	–	(1)
At 31 March 2005	**89**	**12**	**101**

	Pensions obligations £m	Post-retirement healthcare costs £m	Total £m
Company			
At 1 April 2004	14	11	25
Profit and loss account	2	1	3
Payments	(3)	(1)	(4)
At 31 March 2005	**13**	**11**	**24**

	Group 2005 £m	Group 2004 £m
The provision for deferred taxation comprises:		
Accelerated capital allowances	**15**	–
Other timing differences	**208**	199
Undiscounted provision for deferred taxation	**223**	199
Discount	**(134)**	(122)
Discounted provision for deferred taxation	**89**	77
Unprovided deferred taxation – property revaluations	–	1

Deferred taxation is not provided in respect of profits retained in overseas Group undertakings; were these profits to be distributed to the UK the taxation liability would be approximately £645m (2004 £211m).

23. Called up share capital

	2005 m	2005 £m	2004 £m
Authorised			
Ordinary shares of 25p each	**1,250.0**	**313**	313
Allotted and fully paid			
At 1 April 2004	**1,014.0**	**254**	252
Allotted under share option schemes	**6.7**	**1**	2
Cancellation of purchased shares	**(3.5)**	**(1)**	–
At 31 March 2005	**1,017.2**	**254**	254

Details of awards and options in respect of the Company's shares are given in Note 34(a).

24. Reserves

	Own shares £m	Treasury shares reserve £m	Profit and loss account £m	Total profit and loss account reserve £m	Revaluation reserve £m	Share premium account £m
Group						
At 1 April 2004 as previously reported	–	–	2,518	**2,518**	40	35
Prior year adjustment – UITF 38 (Note 1):						
Investment in own shares	(72)	–	24	**(48)**	–	–
Accruals	–	–	12	**12**	–	–
	(72)	–	36	**(36)**	–	–
At 1 April 2004 as restated	(72)	–	2,554	**2,482**	40	35
Profit for the financial year	–	–	130	**130**	–	–
Shares issued under option schemes	–	–	–	**–**	–	34
Purchase of own shares	(6)	(170)	(30)	**(206)**	–	–
Credit in respect of share incentive schemes	–	–	34	**34**	–	–
Revaluation surplus realised on disposals	–	–	4	**4**	(4)	–
Currency translation differences	–	–	7	**7**	–	–
At 31 March 2005	**(78)**	**(170)**	**2,699**	**2,451**	**36**	**69**
Company						
At 1 April 2004 as previously reported	–	–	2,067	**2,067**	–	35
Prior year adjustment – UITF 38 (Note 1):						
Investment in own shares	(72)	–	24	**(48)**	–	–
Accruals	–	–	12	**12**	–	–
	(72)	–	36	**(36)**	–	–
At 1 April 2004 as restated	(72)	–	2,103	**2,031**	–	35
Loss for the financial year	–	–	(260)	**(260)**	–	–
Shares issued under option schemes	–	–	–	**–**	–	34
Purchase of own shares	(6)	(170)	(30)	**(206)**	–	–
Credit in respect of share incentive schemes	–	–	11	**11**	–	–
At 31 March 2005	**(78)**	**(170)**	**1,824**	**1,576**	**–**	**69**

(a) Goodwill
Cumulative goodwill of £1,709m (2004 £1,709m) has been charged to reserves in respect of acquisitions before 1 April 1998, including £1,678m (2004 £1,678m) in respect of subsidiary undertakings and £31m (2004 £31m) in respect of associated undertakings.

(b) Currency translation differences
Included in currency translation differences is an exchange gain of £57m (2004 £177m) arising on borrowings denominated in foreign currencies and currency swaps designated as hedges of net investments overseas. This amount includes a gain of £58m (2004 £148m) on the currency swaps designated as hedges of net investments overseas.

(c) Interests in own shares
During the year, 24,740,000 (2004 3,450,000) Ordinary shares were purchased by the Company, representing 2.4% (2004 0.3%) of the called up share capital, for a total cost of £222m (2004 £23m). Of the total number of Ordinary shares purchased:

- 3,500,000 (2004 nil) shares were subsequently cancelled. These cancelled shares were purchased at a cost of £30m and represented 0.3% of the called up share capital of the Company. Reported profit and loss account reserves were reduced by £30m.
- 2,600,000 (2004 3,450,000) Ordinary shares, representing 0.3% (2004 0.3%) of the called up share capital, were purchased by GUS ESOP Trusts at a cost of £22m (2004 £23m). These shares are now deducted from shareholders' funds.
- 18,640,000 (2004 nil) Ordinary shares, representing 1.8% (2004 nil) of the called up share capital, were purchased for a total cost of £170m (2004 nil) as Treasury shares. These shares have not been cancelled but are held in a Treasury shares reserve within the profit and loss account reserve and represent a deduction from shareholders' funds.

24. Reserves continued

Interests in own shares, deducted in arriving at shareholders' funds in accordance with UITF 38, represent the cost of 30.5m (2004 11.7m) of the Company's Ordinary shares (nominal value of £8m (2004 £3m)) which amounts to 3.0% (2004 1.2%) of the called up share capital.

Of the above Ordinary shares held, 11.9m (2004 11.7m) Ordinary shares are now held by The GUS plc ESOP Trust ('the Trust'). These shares have been acquired in the open market using funds provided by the Company. At 31 March 2005 shares previously held by the Company's other ESOP trusts were transferred to the Trust.

All shares in the Trust are held to satisfy the Group's obligations under its share incentive plans. Shares are granted to employees at the discretion of the Group and are released to employees by the Trust in accordance with the rules of the respective share incentive plans. The Trust has waived its entitlement to dividends in respect of 11.0m (2004 11.2m) Ordinary shares. At 31 March 2005 the market value of the shares was £109m (2004 £87m). The costs of administering the Trust are charged to the Group profit and loss account.

(d) There are no significant statutory, contractual or exchange control restrictions on distributions by Group undertakings.

25. Commitments

	2005 £m	2004 £m
(a) Group capital commitments		
Capital expenditure for which contracts have been placed	**91**	64

There are no significant commitments relating to the Company.

(b) Operating lease commitments	**2005 Land & buildings £m**	**2005 Plant & equipment £m**	2004 Land & buildings £m	2004 Plant & equipment £m
Group				
Annual commitments where the commitment expires:				
Within one year	**11**	**4**	11	13
Within two to five years	**43**	**18**	33	18
In more than five years	**283**	**–**	264	–
	337	**22**	308	31

	2005 Land & buildings £m	2004 Land & buildings £m
Company		
Annual commitments where the commitment expires in more than five years	**1**	2

26. Contingent liabilities

There are no borrowings by subsidiary undertakings guaranteed by the Company at 31 March 2005 (2004 £3m).

In the United States, there are a number of pending and threatened litigation claims involving Experian. Experian is vigorously defending such claims. The directors do not believe that the outcome of any such pending or threatened litigation will have a material adverse effect on the Group's financial position. However, as is inherent in legal proceedings, there is a risk of outcomes unfavourable to the Group.

27. Related party transactions

During the year Experian companies made net sales and recharges to associated undertakings of £10m (2004 £22m). Amounts receivable from and owed to associated undertakings are shown within notes 17 and 19.

28. Post balance sheet event

On 19 May 2005, the Group announced the sale of its remaining interest in Lewis Group Limited ('Lewis') of 50m shares, comprising 50% of the issued share capital. The offer excluded the 4m (4%) Lewis shares which will be transferred to the Lewis Employee Share Incentive Trust. The sale was achieved by way of an accelerated book-building process and was concluded at a price of R33.50 per share, a discount of 5.6% to the closing price of Lewis on the JSE Securities Exchange South Africa on 17 May 2005, being the last price prior to the announcement of the offer.

29. Foreign currency

The principal exchange rates used were as follows:

	Average		Closing	
	2005	2004	**2005**	2004
US dollar	**1.85**	1.70	**1.88**	1.84
Euro	**1.47**	1.44	**1.45**	1.50
South African rand	**11.47**	12.05	**11.76**	11.55

30. Notes to the Group cash flow statement

	2005 **£m**	2004 (Restated) (Note 1) £m
(a) Net cash flow from operating activities		
Operating profit	**680**	619
Depreciation and amortisation charges	**481**	469
Charge in respect of share incentive schemes (including £4m in respect of minorities)	**38**	15
Increase in stocks	**(194)**	(134)
Increase in debtors	**(92)**	(295)
Increase in creditors	**3**	81
Decrease in provisions for liabilities and charges	**–**	(28)
Net cash inflow from operating activities	**916**	727
(b) Returns on investments and servicing of finance		
Interest received	**32**	23
Interest paid	**(62)**	(65)
Interest element of finance lease rental payments	**(1)**	(1)
Dividends paid to minority interests	**(11)**	(5)
Net cash outflow for returns on investments and servicing of finance	**(42)**	(48)
(c) Capital expenditure		
Purchase of fixed assets	**(416)**	(323)
Sale of fixed assets	**26**	17
Net cash outflow for capital expenditure	**(390)**	(306)
(d) Financial investment		
Purchase of Burberry shares*	**(8)**	(7)
Sale of Burberry shares*	**2**	–
Purchase of other fixed asset investments	**(5)**	(32)
Sale of other fixed asset investments	**–**	7
Loans repaid by BL Universal PLC	**–**	82
Net cash (outflow)/inflow for financial investment	**(11)**	50

* These purchases and sales are in respect of shares held to hedge and satisfy awards under Burberry incentive schemes.

(e) Acquisition of subsidiaries		
Purchase of subsidiary undertakings (note (l))	**(199)**	(139)
Net cash acquired with subsidiary undertakings (note (l))	**23**	7
Net cash outflow for acquisition of subsidiaries	**(176)**	(132)

30. Notes to the Group cash flow statement continued	2005 £m	2004 (Restated) (Note 1) £m
(f) Disposal of subsidiaries and joint venture		
Proceeds of Initial Public Offering of Lewis (note (m))	**105**	–
Proceeds of disposal of shares in Burberry (note (m))	**4**	207
Sale of home shopping and Reality businesses	**–**	438
Sale of interest in BL Universal PLC	**–**	120
Sale of other businesses (note (m))	**(3)**	14
Net cash inflow from disposal of subsidiaries and joint venture	**106**	779
(g) Management of liquid resources		
Purchase of investments	**–**	(1)
Sale of investments	**70**	–
Decrease in term deposits (other than overnight deposits)	**4**	6
Net cash inflow from management of liquid resources	**74**	5
(h) Net purchases of own shares		
Purchase of own shares	**(222)**	(23)
Sale of own shares	**16**	17
Net cash outflow from purchases of own shares	**(206)**	(6)
(i) Financing		
Debt due within one year:		
Repayment of borrowings	**(334)**	(525)
New borrowings	**93**	–
Debt due after more than one year:		
Repayment of borrowings	**(21)**	–
New borrowings	**380**	–
Capital element of finance lease rental payments	**(5)**	(9)
Net cash inflow/(outflow) from financing	**113**	(534)

(j) Analysis of net debt	At 1 April 2004 £m	Cash flow £m	Exchange movement £m	At 31 March 2005 £m
Cash at bank and in hand (including overnight deposits)	326	(173)	–	**153**
Overdrafts	(165)	77	–	**(88)**
	161	(96)	–	**65**
Debt due after more than one year	(1,314)	(359)	(1)	**(1,674)**
Debt due within one year	(334)	241	58	**(35)**
Finance leases	(12)	5	(1)	**(8)**
	(1,660)	(113)	56	**(1,717)**
Liquid resources:				
Term deposits	198	(4)	–	**194**
Current asset investments (including certificates of deposit)	101	(70)	–	**31**
	299	(74)	–	**225**
Total	(1,200)	(283)	56	**(1,427)**

(k) Major non-cash transactions

The Group did not enter into any new finance lease arrangements during the year (2004 £2m).

During the year ended 31 March 2004 the Group reclassified current asset investments of £3m as fixed asset investments.

30. Notes to the Group cash flow statement continued

	2005 £m	2004 £m
(l) Acquisition of subsidiary undertakings		
Net assets acquired:		
Fixed assets	**12**	8
Current assets:		
Stocks	**–**	(16)
Debtors	**19**	27
Cash at bank and in hand	**23**	8
Creditors (including overdrafts of nil (2004 £1m))	**(43)**	(36)
Provisions for liabilities and charges	**1**	26
	12	17
Goodwill	**199**	130
	211	147
Satisfied by:		
Cash	**196**	136
Acquisition expenses	**3**	3
	199	139
Deferred consideration	**12**	8
	211	147

Subsidiary undertakings acquired during the year had no material impact on the cash flows of the Group.

(m) Disposal of subsidiaries and joint venture	2005 Initial Public Offering of Lewis* £m	2005 Disposal of shares in Burberry £m	2005 Disposal of other businesses £m	2005 Total £m	2004 Total £m
Fixed assets:					
Intangible assets	–	–	**2**	**2**	5
Tangible assets	–	–	**1**	**1**	10
Fixed asset investments	–	–	–	–	132
Current assets:					
Stocks	–	–	–	–	151
Debtors	–	–	**3**	**3**	925
Creditors	–	–	**(2)**	**(2)**	(436)
Provisions for liabilities and charges	–	–	–	–	(12)
	–	–	**4**	**4**	775
Profit on Initial Public Offering of Lewis	**26**	–	–	**26**	–
Profit on disposal of shares in Burberry	–	**3**	–	**3**	157
Loss on sale of other businesses	–	–	**(7)**	**(7)**	(94)
Goodwill previously written off to reserves	–	–	–	–	35
	26	**3**	**(3)**	**26**	873
Satisfied by:					
Cash	**105**	**4**	–	**109**	779
Payments on disposal of businesses	–	–	**(3)**	**(3)**	–
Deferred consideration	–	–	–	–	144
Creation of minority interest	**(79)**	**(1)**	–	**(80)**	(50)
	26	**3**	**(3)**	**26**	873

*Discontinued operations

Subsidiary undertakings disposed of during the year had no material impact on the cash flows of the Group. During the year ended 31 March 2004, the Group received £120m for the sale of its joint venture, BL Universal PLC.

31. Acquisitions

	Book value £m	Accounting policy alignments £m	Fair value £m
Details of significant acquisitions are given in the directors' report on page 32.			
The assets and liabilities of companies acquired in the year were as follows:			
Fixed assets	12	–	12
Current assets:			
Debtors	19	–	19
Cash at bank and in hand	23	–	23
Creditors	(38)	(5)	(43)
Provisions for liabilities and charges	1	–	1
Net assets acquired	17	(5)	12
Goodwill (Note 12)			199
			211
Satisfied by:			
Cash			196
Acquisition expenses			3
Deferred consideration			12
			211

There were no fair value adjustments in respect of acquisitions during the year.

32. Financial instruments

The financial review on pages 26 to 29 provides details of the Group's treasury policy and controls.

The Group has taken advantage of the exemption available under FRS 13 in respect of short term debtors and creditors and accordingly, where permitted by the FRS, details in respect of such debtors and creditors are excluded from the disclosures dealt with in this note.

(a) Borrowing facilities
At 31 March 2005 the Group had undrawn committed borrowing facilities available of £420m (2004 £900m) which expire in December 2008. These facilities are in place to enable the Group to finance its working capital requirements and for general corporate purposes.

(b) Fair values of financial assets and liabilities
Set out below is a comparison by category of book values and fair values of the Group's financial instruments:

	2005 Book value £m	**2005 Fair value £m**	2004 Book value £m	2004 Fair value £m
Fixed asset investments – other investments	**–**	**–**	1	1
Debtors due after more than one year	**455**	**455**	480	480
Current asset investments	**31**	**34**	101	101
Cash at bank and in hand	**347**	**347**	524	524
Financial assets	**833**	**836**	1,106	1,106
Loans and overdrafts	**(1,797)**	**(1,820)**	(1,813)	(1,850)
Finance leases – amounts due within one year	**(6)**	**(6)**	(5)	(5)
Finance leases – amounts due after more than one year	**(2)**	**(2)**	(7)	(7)
Other creditors – amounts due after more than one year	**(74)**	**(74)**	(112)	(112)
	(1,046)	**(1,066)**	(831)	(868)
Derivative financial instruments held to manage the interest rate and currency profile:				
Interest rate swaps	**–**	**13**	–	14
Currency swaps and forward foreign currency contracts	**2**	**9**	49	56
Equity swaps held to hedge National Insurance liabilities on employee share incentive schemes	**3**	**3**	–	–

The fair values of listed current asset investments and borrowings are based on year end mid-market prices. The fair values of other financial assets and liabilities, equity swaps and interest rate swaps are based on net present values using appropriate market rates prevailing at the year end. The fair value of foreign currency contracts is based on a comparison of the contractual and year end exchange rates.

(c) Currency and interest rate risk profile
The returns earned on bank balances, cash and investments are variable, determined by local market conditions.

The interest rate risk profile of the Group's other financial assets by currency, after taking account of interest rate swaps, is as follows:

	Floating rate financial assets	Fixed rate financial assets	Financial assets on which no interest is earned	Total	Fixed rate financial assets		Financial assets on which no interest is earned
					Weighted average interest rate	Weighted average period for which rate is fixed	Weighted average period until maturity
	£m	£m	£m	£m	%	years	years
At 31 March 2005							
Sterling	144	69	36	249	11	2	2
US dollar	–	–	2	2	–	–	2
Euro	160	–	12	172	–	–	2
South African rand	–	32	–	32	27	2	–
	304	**101**	**50**	**455**			
At 31 March 2004							
Sterling	143	100	40	283	11	4	2
Euro	158	–	6	164	–	–	2
South African rand	–	33	–	33	23	3	–
	301	133	46	480			

The floating rate financial assets earn interest at rates generally determined by local regulation and market conditions.

The interest rate risk profile of the Group's financial liabilities by currency, after taking account of interest rate and currency swaps, is as follows:

	Floating rate financial liabilities	Fixed rate financial liabilities	Financial liabilities on which no interest is paid	Total	Fixed rate financial liabilities		Financial liabilities on which no interest is paid
					Weighted average interest rate	Weighted average period for which rate is fixed	Weighted average period until maturity
	£m	£m	£m	£m	%	years	years
At 31 March 2005							
Sterling	3	306	32	341	5	2	3
US dollar	616	330	13	959	3	2	3
Euro	418	70	18	506	2	1	3
South African rand	108	1	–	109	–	–	–
Other	(47)	–	11	(36)	–	–	2
	1,098	**707**	**74**	**1,879**			
At 31 March 2004							
Sterling	(300)	632	44	376	5	7	3
US dollar	662	256	32	950	3	3	3
Euro	87	402	26	515	5	1	3
South African rand	130	1	–	131	–	–	–
Other	(45)	–	10	(35)	–	–	2
	534	1,291	112	1,937			

The floating rate financial liabilities accrue interest at rates generally determined by local regulation and market conditions.

The negative liabilities at 31 March 2005 arose from forward foreign currency sales undertaken to hedge net investment overseas. The negative sterling and other liabilities at 31 March 2004 arose from forward foreign currency sales undertaken to hedge net investments overseas.

Notes to the financial statements

for the year ended 31 March 2005

32. Financial instruments continued

(d) Maturity of financial liabilities

The maturity profile of the Group's financial liabilities, including finance lease obligations, is as follows:

	2005 £m	2004 £m
In one year or less	**129**	504
In one to two years	**395**	111
In two to five years	**1,000**	621
In more than five years	**355**	701
	1,879	1,937

(e) Hedging

Derivative financial instruments are accounted for using hedge accounting to the extent that they are held to hedge a financial asset or liability.

At 31 March 2005 and 31 March 2004 the Group had no material deferred foreign currency gains. An analysis of unrecognised gains and losses on hedging is shown below:

Year ended 31 March 2005	Unrecognised gains £m	Unrecognised losses £m	Total unrecognised gains/(losses) £m
On hedges at 1 April 2004	21	–	21
Arising before 1 April 2004 and recognised during the year ended 31 March 2005	(11)	–	(11)
Arising during the year and not included in current year income	12	(2)	10
At 31 March 2005	**22**	**(2)**	**20**
Expected to be recognised in 2006	14	(2)	12
Expected to be recognised thereafter	8	–	8
Year ended 31 March 2004			
On hedges at 1 April 2003	38	(2)	36
Arising before 1 April 2003 and recognised during the year ended 31 March 2004	(6)	2	(4)
Arising during the year and not included in current year income	(11)	–	(11)
At 31 March 2004	21	–	21
Expected to be recognised in 2005	11	–	11
Expected to be recognised thereafter	10	–	10

33. Employees	2005 Full time	2005 Part time	2005 Full time equivalent	2004 Full time*	2004 Part time	2004 Full time equivalent*
The average number of employees of the Group during the year was:						
Argos Retail Group						
Continuing operations:						
Argos	**8,541**	**22,093**	**17,045**	9,746	20,553	17,192
Homebase	**6,353**	**11,488**	**11,061**	6,027	10,956	10,395
Financial Services	**104**	**20**	**116**	27	5	29
Wehkamp	**643**	**699**	**1,041**	692	739	1,104
	15,641	**34,300**	**29,263**	16,492	32,253	28,720
Discontinued operations	**–**	**–**	**–**	1,704	932	2,337
	15,641	**34,300**	**29,263**	18,196	33,185	31,057
Experian						
Experian North America	**4,441**	**157**	**4,520**	5,378	95	5,456
Experian International	**7,297**	**701**	**7,654**	7,413	980	7,875
	11,738	**858**	**12,174**	12,791	1,075	13,331
Burberry	**3,902**	**464**	**4,131**	3,657	451	3,869
Lewis – discontinued operations	**5,713**	**402**	**5,847**	5,489	357	5,608
Other	**70**	**–**	**70**	62	1	62
	37,064	**36,024**	**51,485**	40,195	35,069	53,927

* Numbers have been restated to amend the previously disclosed number of employees in Experian International.

The aggregate payroll costs for the Group were as follows:

	2005 £m	2004 £m
Wages and salaries	**1,144**	1,125
Social security costs	**132**	133
Other pension costs	**55**	63
	1,331	1,321

Details of the remuneration, shareholdings and share options of the directors are included in the Report on directors' remuneration and related matters on pages 41 to 50.

34. Share options and awards	2005 number	2004 number
(a) Options and awards in respect of the Ordinary shares of the Company		
The numbers of options and awards outstanding in respect of the Ordinary shares of the Company comprise:		
The GUS plc Performance Share Plan	**1,939,013**	1,767,768
The GUS plc Co-Investment Plan	**4,556,040**	2,535,109
The 1998 Approved and Non-Approved Executive Share Option Schemes	**13,495,716**	14,344,437
The North America Stock Option Plan	**5,397,569**	5,988,803
GUS plc Savings Related share option schemes	**8,848,440**	9,349,008
Other share schemes	**71,113**	27,764
	34,307,891	34,012,889

(i) Awards under The GUS plc Performance Share Plan

During the year ended 31 March 2005, awards were made under this plan in respect of 752,358 (2004 800,109) Ordinary shares in the Company. At 31 March 2005 awards in respect of 1,939,013 (2004 1,767,768) Ordinary shares remained outstanding and, as indicated in Note 24, shares have been purchased by The GUS plc ESOP Trust to meet obligations under this plan. These awards include those granted to directors, further details of which are contained in the report on directors' remuneration and related matters on pages 41 to 50.

During the year ended 31 March 2005, 427,726 (2004 1,108,716) Ordinary shares were transferred from the Trust to beneficiaries of The GUS plc Performance Share Plan.

(ii) Awards under The GUS plc Co-Investment Plan

During the year ended 31 March 2005, awards were made under this plan in respect of 2,321,962 (2004 1,681,775) Ordinary shares in the Company. At 31 March 2005 awards in respect of 4,556,040 (2004 2,535,109) Ordinary shares remained outstanding and, as indicated in Note 24, shares have been purchased by The GUS plc ESOP Trust to meet obligations under this plan. These awards include those granted to directors, further details of which are contained in the report on directors' remuneration and related matters on pages 41 to 50.

During the year ended 31 March 2005, 297,821 (2004 94,450) Ordinary shares were transferred from the Trust to beneficiaries of The GUS plc Co-Investment Plan.

34. Share options and awards continued

(iii) Options under the 1998 Approved and Non-Approved Executive Share Option Schemes

Unexercised options granted under these schemes in respect of Ordinary shares in the Company are as follows:

Number of shares 2005	Number of shares 2004	Exercise price	Period of exercise
–	52,136	580.2p	From 09.12.2001 to 08.12.2008
–	45,276	690.2p	From 23.06.2002 to 22.06.2009
315,029	537,829	375.7p	From 07.04.2003 to 06.04.2010
–	11,406	526.0p	From 06.12.2003 to 05.12.2010
1,832,707	4,392,899	612.7p	From 11.06.2004 to 10.06.2011
179,961	388,796	635.0p	From 17.12.2004 to 16.12.2011
2,844,460	3,139,395	653.0p	From 06.06.2005 to 05.06.2012
747,744	1,284,351	554.0p	From 23.12.2005 to 22.12.2012
3,751,549	4,392,596	675.5p	From 19.06.2006 to 18.06.2013
88,333	99,753	757.0p	From 02.12.2006 to 01.12.2013
3,562,323	–	809.2p	From 01.06.2007 to 31.05.2014
173,610	–	867.0p	From 24.11.2007 to 23.11.2014
13,495,716	14,344,437		

These options include those granted to directors of the Company, further details of which are contained in the report on directors' remuneration and related matters on pages 41 to 50.

During the year ended 31 March 2005, 4,005,563 (2004 4,595,779) Ordinary shares were issued following the exercise of such share options.

(iv) Options under the North America Stock Option Plan

Unexercised options granted under this scheme in respect of Ordinary shares in the Company are as follows:

Number of shares 2005	Number of shares 2004	Exercise price	Period of exercise
200,407	359,373	381.3p	From 14.06.2001 to 13.06.2006
6,983	10,217	526.0p	From 06.12.2001 to 05.12.2006
650,813	1,689,656	612.7p	From 11.06.2002 to 10.06.2007
1,436,910	2,047,476	653.0p	From 06.06.2003 to 05.06.2008
57,244	97,660	554.0p	From 23.12.2003 to 22.12.2008
1,535,436	1,756,367	675.5p	From 19.06.2004 to 18.06.2009
28,054	28,054	757.0p	From 02.12.2004 to 01.12.2009
1,458,033	–	809.2p	From 01.06.2005 to 31.05.2010
23,689	–	867.0p	From 24.11.2005 to 23.11.2010
5,397,569	5,988,803		

All such options are to be satisfied by the transfer of already issued Ordinary shares and shares have been purchased for this purpose by The GUS plc ESOP Trust (see Note 24). During the year ended 31 March 2005, 1,637,297 (2004 2,017,996) Ordinary shares were transferred from the Trust to beneficiaries on the exercise of options.

(v) Options under The GUS plc Savings Related Share Option Scheme, The GUS plc Savings Related Share Option Scheme (Ireland) and The GUS plc International Savings Related Share Option Scheme

Unexercised options granted under these schemes in respect of Ordinary shares in the Company are as follows:

Number of shares 2005	Number of shares 2004	Exercise price	Period of exercise
1,669	2,524,448	384.0p	From 01.05.2004 to 31.10.2004
2,299,567	2,433,622	384.0p	From 01.05.2006 to 31.10.2006
900,375	1,023,276	523.0p	From 01.09.2005 to 28.02.2006
715,718	792,694	523.0p	From 01.09.2007 to 29.02.2008
1,428,403	1,652,676	508.0p	From 01.09.2006 to 28.02.2007
842,061	922,292	508.0p	From 01.09.2008 to 28.02.2009
2,067,393	–	648.0p	From 01.09.2007 to 29.02.2008
593,254	–	648.0p	From 01.09.2009 to 28.02.2010
8,848,440	9,349,008		

These options include those granted to directors of the Company, further details of which are contained in the report on directors' remuneration and related matters on pages 41 to 50.

During the year ended 31 March 2005, 2,602,142 (2004 2,151,956) Ordinary shares were issued following the exercise of such share options.

(vi) Other share schemes

At 31 March 2005, £529,000 (2004 £159,000) was held in savings based share schemes in France and the United States which gives a right to acquire 71,113 (2004 27,764) Ordinary shares in the Company. During the year, 100,356 (2004 147,739) Ordinary shares were issued following the exercise of such options.

(b) Options and awards in respect of ordinary shares of Burberry

An Initial Public Offering ('IPO') of ordinary shares in Burberry Group plc was completed in July 2002 and details of options and awards in respect of these shares are as follows:

(i) The Burberry IPO Senior Executive Restricted Share Plan (the 'IPO RSP')

On 11 July 2002 awards in respect of 8,100,198 ordinary shares were made to directors and senior management of Burberry under the IPO RSP.

During the year ended 31 March 2005, 1,035,000 ordinary shares were issued in respect of IPO RSP awards. The outstanding awards granted under this plan in respect of the ordinary shares of Burberry Group plc are as follows:

Number of shares 2005	Number of shares 2004	Exercise price	Period of exercise
2,687,499	3,859,446	nil	From 11.07.2005 to 11.07.2012
1,826,251	1,929,724	nil	From 11.07.2006 to 11.07.2012
1,826,250	1,929,724	nil	From 11.07.2007 to 11.07.2012
6,340,000	7,718,894		

Obligations under this plan may be met by the issue of ordinary shares of Burberry Group plc.

Equity swaps have been entered into to cover the future employer's National Insurance liability (or overseas equivalent) that may arise in respect of this plan.

(ii) The Burberry 2004 Senior Executive Restricted Share Plan (the '2004 RSP')

On 2 August 2004 awards in respect of 1,367,592 ordinary shares were made to directors and senior management of Burberry under the 2004 RSP. Shares have been purchased by the Burberry Group plc ESOP Trust to meet the obligations under this plan. No ordinary shares have been transferred during the year ended 31 March 2005 in respect of the 2004 RSP.

The outstanding awards granted under this plan in respect of the ordinary shares of Burberry Group plc are as follows:

Number of shares 2005	Number of shares 2004	Exercise price	Period of exercise
671,296	–	nil	From 02.08.2007 to 02.08.2014
335,648	–	nil	From 02.08.2008 to 02.08.2014
335,648	–	nil	From 02.08.2009 to 02.08.2014
1,342,592	–		

Equity swaps have been entered into to cover the future employer's National Insurance liability (or overseas equivalent) that may arise in respect of this plan.

(iii) The Burberry Senior Executive IPO Share Option Scheme (the 'IPO Option Scheme')

On 11 July 2002 options in respect of 5,955,198 ordinary shares were granted to directors and senior management of Burberry under the IPO Option Scheme. Obligations under this scheme may be met by the issue of ordinary shares of Burberry Group plc. During the year ended 31 March 2005, 1,906,349 (2004 691,166) ordinary shares were issued following the exercise of options under the IPO Option Scheme.

The unexercised options granted under this scheme in respect of ordinary shares of Burberry Group plc are as follows:

Number of shares 2005	Number of shares 2004	Exercise price	Period of exercise
245,010	706,301	230.0p	From 11.07.2003 to 11.07.2012
483,341	1,928,399	230.0p	From 11.07.2004 to 11.07.2012
1,728,332	1,831,298	230.0p	From 11.07.2005 to 11.07.2012
2,456,683	4,465,998		

Equity swaps have been entered into to cover the future employer's National Insurance liability (or overseas equivalent) that may arise in respect of this scheme.

34. Share options and awards continued

(iv) The Burberry Group plc Executive Share Option Scheme 2002

During the year ended 31 March 2005 a total of 2,002,290 (2004 3,043,533) options were granted to employees in respect of ordinary shares in Burberry Group plc under the Executive Share Option Scheme 2002. During the year ended 31 March 2005, 682,813 (2004 nil) ordinary shares were transferred to participants following the exercise of options under the scheme.

The unexercised options granted under this scheme in respect of ordinary shares of Burberry Group plc are as follows:

Number of shares 2005	Number of shares 2004	Exercise price	Period of exercise
334,198	1,000,345	258.0p	From 12.06.2004 to 12.06.2013
931,777	969,344	258.0p	From 12.06.2005 to 12.06.2013
915,113	969,344	258.0p	From 12.06.2006 to 12.06.2013
667,430	–	378.0p	From 02.08.2005 to 02.08.2014
667,430	–	378.0p	From 02.08.2006 to 02.08.2014
667,430	–	378.0p	From 02.08.2007 to 02.08.2014
4,183,378	2,939,033		

Shares have been purchased by the Burberry Group plc ESOP Trust to meet obligations under this scheme. Equity swaps have been entered into to cover the future employer's National Insurance liability (or overseas equivalent) that may arise in respect of this scheme.

(v) The Burberry Group plc Co-Investment Plan

During the year ended 31 March 2005 awards were made under this plan in respect of 221,703 (2004 nil) ordinary shares in Burberry Group plc. At 31 March 2005 a total of 221,703 shares remain outstanding. Shares have been purchased by the Burberry Group plc ESOP Trust to meet obligations under this plan.

(vi) All Employee Share Plan

During the year ended 31 March 2005 Burberry employees were offered a total of 471,050 (2004 412,400) ordinary shares in Burberry Group plc at a nil exercise price under an All Employee Share Plan.

The ordinary shares are held in two trusts, the Burberry Group Share Incentive Plan and the Burberry Group plc ESOP Trust. The shares must be held in trust for between three and five years.

The ordinary shares in Burberry Group plc granted and remaining outstanding under this plan are as follows:

Number of shares 2005	Number of shares 2004	Exercise price	Period of exercise
176,700	208,300	nil	From 19.07.2005 to 19.10.2005
105,850	128,291	nil	From 25.10.2005 to 18.07.2082*
121,200	148,500	nil	From 07.07.2006 to 07.10.2006
81,450	85,350	nil	From 18.07.2006 to 18.10.2006
119,750	147,350	nil	From 05.08.2006 to 18.07.2082*
252,400	–	nil	From 30.07.2007 to 30.10.2007
171,750	–	nil	From 20.08.2007 to 18.07.2082*
1,029,100	717,791		

* No date has been specified when these awards lapse. The cessation date of the trust in which the shares are held is 18 July 2082.

34. Share options and awards continued

(c) Options and awards in respect of ordinary shares of Lewis Group Limited
An Initial Public Offering ('IPO') of ordinary shares in Lewis Group Limited was completed in October 2004 and details of options and awards in respect of these shares are as follows:

(i) The Lewis Executive IPO Restricted Share Scheme (the 'LEIRSS')

On 4 October 2004 awards in respect of 951,876 ordinary shares in Lewis Group Limited were made to directors and senior management of Lewis under the LEIRSS. At 31 March 2005 awards in respect of 929,344 ordinary shares remained outstanding under the LEIRSS. An award under the LEIRSS takes the form of a deferred right to acquire shares in Lewis Group Limited at no cost to the participant. The fair value of the LEIRSS shares has been charged as an exceptional item in the year ended 31 March 2005.

Following the sale of the remainder of the Group's holding in Lewis Group Limited in May 2005 the awards under the scheme vested.

(ii) The Lewis All Employee Share Scheme (the 'LAESS')

At IPO all Lewis employees were offered shares in Lewis Group Limited under the LAESS. The number of shares awarded was 1,623,837. At 31 March 2005 awards in respect of 1,498,358 ordinary shares remained outstanding under the LAESS. An award under the LAESS takes the form of a deferred right to acquire shares in Lewis Group Limited at no cost to the participant. The vesting of these awards is not subject to performance conditions. The fair value of the LAESS shares has been charged as an exceptional item in the year ended 31 March 2005.

Following the sale of the remainder of the Group's holding in Lewis Group Limited in May 2005 the awards under the scheme vested.

(iii) The Lewis Executive Share Option Scheme (the 'LESOS')

During the year ended 31 March 2005 a total of 822,850 options in respect of the ordinary shares of Lewis Group Limited were granted to the directors and senior management of Lewis under the LESOS at the IPO price of Rand 28 per share. At 31 March 2005 awards in respect of 807,829 ordinary shares remained outstanding under the LESOS.

Following the sale of the remainder of the Group's holding in Lewis Group Limited in May 2005 the awards under the scheme vested.

35. Pension and other post-retirement benefits

The Group operates pension plans in a number of countries around the world and provides post-retirement healthcare insurance benefits to certain former employees.

Pension arrangements for UK employees are operated principally through two defined benefit schemes (the GUS Scheme and the Argos Scheme) and the GUS Defined Contribution Scheme. In other countries, benefits are determined in accordance with local practice and regulations and funding is provided accordingly. There are defined benefit arrangements in place in North America, South Africa and The Netherlands with schemes in other countries being either defined contribution or state sponsored schemes.

(a) Pension costs
Pension costs are determined in accordance with SSAP 24 with supplementary disclosures in accordance with the transitional arrangements of FRS 17.

The total pension cost for the Group was £55m (2004 £63m) of which £16m (2004 £15m) related to overseas plans. At 31 March 2005 there was a net pension asset of £128m (2004 £60m) in respect of the defined benefit schemes and other pension arrangements. The increase arose largely as a result of special contributions totalling £76m made during the year and the pension asset is included within debtors. In the year ended 31 March 2004, special contributions totalling £100m were made. The pension asset is stated after deducting unfunded liabilities of £16m (2004 £13m).

In the year ended 31 March 2004 an exceptional charge of £3m was made in respect of the transfer of pension arrangements for those employees of the home shopping and Reality businesses who chose to transfer their pension rights to their new employer following the disposal of those businesses. The charge was based on the market value of scheme assets and scheme liabilities of the GUS Defined Benefit Scheme, in respect of the transferring employees, at 31 March 2004 and was included in creditors at 31 March 2004. The payment in respect of the transfer was made on 1 December 2004.

The GUS Defined Benefit Scheme:
This scheme has rules which specify the benefits to be paid and is financed accordingly with assets being held in independently administered funds. A full actuarial valuation of the scheme is carried out every three years with interim reviews in the intervening years.

The latest full actuarial valuation of the scheme was carried out as at 31 March 2004 by independent, qualified actuaries, Wyatt Watson LLP, using the projected unit method. Under the projected unit method of valuation the current service cost will increase as members approach retirement due to the ageing active membership of the scheme.

The principal actuarial assumptions used for SSAP 24 purposes were as follows:

Valuation rate of interest:	
– post-retirement (pensioners)	5.10% per annum
– post-retirement (non-pensioners)	5.60% per annum
– pre-retirement	7.00% per annum
Rate of future earnings growth	4.50% per annum
Pension increases	2.75% per annum

At the valuation date, the market value of the scheme's assets was £387m. On the above assumptions, this represented 99% of the value of benefits that had accrued to members. Since that date the Group has made a special contribution to the scheme of £26m.

35. Pension and other post-retirement benefits continued

The Argos Defined Benefit Scheme:
This scheme has rules which specify the benefits to be paid and is financed accordingly with assets being held in independently administered funds. A full actuarial valuation of the scheme is carried out every three years with interim reviews in the intervening years.

The latest full actuarial valuation of the scheme was carried out as at 31 March 2004 by independent, qualified actuaries, Wyatt Watson LLP, using the projected unit method. Under the projected unit method of valuation the current service cost will increase as members approach retirement due to the ageing active membership of the scheme.

The principal actuarial assumptions used for SSAP 24 purposes were as shown above for the GUS Defined Benefit Scheme.

At the valuation date, the market value of the scheme's assets was £303m. This represented 92% of the benefits that had accrued to members. Since that date Argos Limited has made a special contribution to the scheme of £50m.

The GUS Defined Contribution Scheme:
This scheme was introduced during the year ended 31 March 1999 with the aim of providing pension benefits to those Group employees in the UK who had been ineligible for pension scheme membership. The assets of the scheme are held separately from those of the Company in an independently administered fund. The pension cost represents contributions payable by the Company to the fund and amounted to £8m (2004 £11m). Contributions totalling £1m (2004 £1m) were payable to the fund at 31 March 2005 and are included within creditors.

(b) Post-retirement healthcare costs
The Group operates schemes which provide post-retirement healthcare benefits to certain retired employees and their dependent relatives. The principal scheme relates to former employees in the UK and, under this scheme, the Group has undertaken to meet the cost of post-retirement healthcare insurance for all eligible former employees and their dependents who retired prior to 1 April 1994.

The last full actuarial valuation of the accrued liability in respect of these benefits was carried out as at 31 March 2003 by independent, qualified actuaries, Watson Wyatt LLP, using the projected unit method. The assumption which has the most significant impact on the actuarial valuation is that medical cost inflation will be 6.5% per annum for three years reducing to 4.75% per annum for the longer term. A provision at 31 March 2005 of £12m (2004 £12m) is included in provisions for liabilities and charges.

Premiums paid in the year were £1m (2004 £1m) and the total cost for the Group was £1m (2004 £1m).

(c) Disclosures made in accordance with FRS 17
Under the transitional arrangements of FRS 17, the Group continues to account for pension costs in accordance with SSAP 24 but a number of additional disclosures are required including information in relation to overseas schemes. These have been determined with the assistance of the Group's actuaries who have adjusted the SSAP 24 calculations up to 31 March 2005.

During the year ended 31 March 2005 contributions to the Group's defined benefit schemes amounted to £116m (2004 £132m).

The last full valuations of the schemes, which used the projected unit method of valuation, were carried out as follows:

The GUS Defined Benefit Scheme	–	31 March 2004
The Argos Defined Benefit Scheme	–	31 March 2004
The Experian Pension Plan (USA)	–	1 January 2004
The Experian Information Solutions Inc Supplemental Benefit Plan (USA)	–	1 January 2004
The Lewis Stores Group Pension Fund (South Africa)	–	1 January 2003
The Lewis Stores Retirement Fund (South Africa)	–	1 January 2003
The Wehkamp Retirement Plan (The Netherlands)	–	1 January 2005

The Experian North America schemes are in the process of being terminated, following the sale in January 2004 of the business employing the members of these schemes. This led to a curtailment gain of £2m and a settlement cost of £11m in the year ended 31 March 2004. The net amount of £9m was included as a charge to profit and loss account in the FRS 17 disclosures. At 31 March 2005, annuities have been purchased for all of the liabilities of the pension plans, but these are still awaiting regulatory approval and so an asset transfer has not yet occurred.

The principal assumptions used in the valuations for FRS 17 purposes were as follows:

UK schemes	**GUS 2005 %**	**Argos 2005 %**	GUS 2004 %	Argos 2004 %	GUS 2003 %	Argos 2003 %
Rate of inflation	**2.9**	**2.9**	2.8	2.8	2.5	2.5
Rate of salary increases	**4.7**	**4.7**	4.6	4.6	4.3	4.3
Rate of increase for pensions in payment and deferred pensions	**2.9**	**2.9**	2.8	2.8	2.5	2.5
Discount rate	**5.4**	**5.4**	5.5	5.5	5.5	5.5

Overseas schemes	**USA 2005 %**	**South Africa 2005 %**	**The Netherlands 2005 %**	USA 2004 %	South Africa 2004 %	The Netherlands 2004 %	USA 2003 %	South Africa 2003 %	The Netherlands 2003 %
Rate of inflation	**2.5**	**5.8**	**2.0**	2.5	6.0	2.0	2.0	7.0	2.5
Rate of salary increases	**n/a**	**7.0**	**2.5**	4.0	7.0	2.5	4.0	8.0	4.0
Rate of increase for pensions in payment and deferred pensions	**–**	**6.0**	**2.0**	–	6.0	2.4	–	5.0	2.5
Discount rate	**5.0**	**8.9**	**4.8**	5.1	9.0	5.3	6.5	10.0	5.3

(c) Disclosures made in accordance with FRS 17 continued

The assets of the Group's defined benefit schemes and the expected rates of return are summarised as follows:

	UK		**Overseas**		UK		Overseas		UK		Overseas	
	Fair value 2005 £m	**Expected long-term rate of return 2005 %pa**	**Fair value 2005 £m**	**Expected long-term rate of return 2005 %pa**	Fair value 2004 £m	Expected long-term rate of return 2004 %pa	Fair value 2004 £m	Expected long-term rate of return 2004 %pa	Fair value 2003 £m	Expected long-term rate of return 2003 %pa	Fair value 2003 £m	Expected long-term rate of return 2003 %pa
Market value of schemes' assets:												
Equities	**561**	**8.0**	**57**	**7.9**	471	8.0	62	8.8	318	8.5	49	8.5
Fixed interest securities	**247**	**5.0**	**39**	**4.4**	204	5.1	50	5.0	120	5.0	46	5.0
Property	**–**	**–**	**9**	**7.5**	–	–	–	–	–	–	–	–
Other	**11**	**3.7**	**40**	**5.2**	14	3.8	10	8.1	33	4.0	11	4.0
	819	**7.0**	**145**	**6.2**	689	7.0	122	7.2	471	7.3	106	6.5

The following amounts were measured in accordance with the requirements of FRS 17:

	UK			**Overseas**		
	2005 £m	2004 £m	2003 £m	**2005 £m**	2004 £m	2003 £m
Market value of schemes' assets	**819**	689	471	**145**	122	106
Present value of funded schemes' liabilities	**(892)**	(821)	(710)	**(150)**	(141)	(127)
Deficit in the funded schemes	**(73)**	(132)	(239)	**(5)**	(19)	(21)
Liability for post-retirement healthcare and unfunded pension arrangements	**(28)**	(23)	(41)	**(5)**	(4)	(6)
	(101)	(155)	(280)	**(10)**	(23)	(27)
Related deferred taxation assets	**30**	47	84	**3**	7	8
Net pension liability	**(71)**	(108)	(196)	**(7)**	(16)	(19)

	UK		**Overseas**	
Movement in deficit during the year:	**2005 £m**	2004 £m	**2005 £m**	2004 £m
Deficit at start of year	**(155)**	(280)	**(23)**	(27)
Movement:				
Current service cost	**(32)**	(39)	**(4)**	(3)
Contributions	**100**	126	**16**	6
Past service cost	**–**	–	**–**	(1)
Other finance income	**1**	(5)	**–**	(1)
Actuarial (loss)/gain recognised	**(19)**	20	**1**	12
Settlement gain in respect of unfunded liabilities of home shopping and Reality businesses	**4**	23	**–**	–
Net curtailment and settlement loss in respect of Experian North America schemes	**–**	–	**–**	(9)
Deficit at end of year	**(101)**	(155)	**(10)**	(23)

35. Pension and other post-retirement benefits continued

(c) Disclosures made in accordance with FRS 17 continued

Disclosure of the effect of the adoption of FRS 17 on the financial statements:

As indicated above, the Group continues to account for pension costs in accordance with SSAP 24 but, in accordance with the transitional requirements of FRS 17, disclosure is required of the amounts that would have been recognised under FRS 17. The disclosures are as follows:

(i) Profit and loss account

If FRS 17 had been adopted in full in the financial statements, the amounts charged in the profit and loss account would have comprised:

	UK		Overseas		Total	
	2005 £m	2004 £m	**2005 £m**	2004 £m	**2005 £m**	2004 £m
Amount charged to operating profit in respect of defined benefit schemes:						
Current service cost	**(32)**	(39)	**(4)**	(3)	**(36)**	(42)
Past service cost	**–**	–	**–**	(1)	**–**	(1)
Amount charged to operating profit in respect of defined benefit schemes	**(32)**	(39)	**(4)**	(4)	**(36)**	(43)
Amount credited/(charged) to net interest:						
Expected return on schemes' assets	**47**	35	**9**	7	**56**	42
Interest on schemes' liabilities	**(46)**	(40)	**(9)**	(8)	**(55)**	(48)
Amount credited/(charged) as Other finance income	**1**	(5)	**–**	(1)	**1**	(6)
Credit/(charge) in respect of settlements and curtailments	**4**	23	**–**	(9)	**4**	14
Total charge to profit and loss account	**(27)**	(21)	**(4)**	(14)	**(31)**	(35)

(ii) Statement of total recognised gains and losses

If FRS 17 had been adopted in full in the financial statements, the amount recognised in the statement of total recognised gains and losses would have comprised:

	UK		Overseas		Total	
	2005 £m	2004 £m	**2005 £m**	2004 £m	**2005 £m**	2004 £m
Actual return less expected return on schemes' assets (see note (iv))	**(1)**	71	**1**	18	**–**	89
Experience gains and (losses) arising on the schemes' liabilities (see note (iv))	**53**	(2)	**7**	1	**60**	(1)
Changes in the assumptions underlying the present value of the schemes' liabilities	**(71)**	(49)	**(7)**	(7)	**(78)**	(56)
Actuarial (loss)/gain recognised in the statement of total recognised gains and losses	**(19)**	20	**1**	12	**(18)**	32

(c) Disclosures made in accordance with FRS 17 continued

(iii) Balance sheet

A pension asset of £81m (2004 £34m) (net of deferred taxation) has been recognised in the financial statements under SSAP 24. If FRS 17 had been adopted in full in the financial statements, the Group's net assets and profit and loss account reserve would have been as follows:

	2005 £m	2004 (Restated) (Note 1) £m
Net assets per balance sheet	**3,070**	2,971
Elimination of asset under SSAP 24	**(81)**	(34)
Net pension liability under FRS 17	**(78)**	(124)
Net assets including net pension liability	**2,911**	2,813
Profit and loss account reserve per balance sheet	**2,451**	2,482
Elimination of asset under SSAP 24	**(81)**	(34)
Net pension liability under FRS 17	**(78)**	(124)
Profit and loss account reserve including net pension liability	**2,292**	2,324

(iv) History of experience gains and (losses)

	UK			Overseas		
	2005	2004	2003	**2005**	2004	2003
Difference between the actual and expected return on schemes' assets:						
Amount (£m)	**(1)**	71	(156)	**1**	18	(21)
Percentage of schemes' assets	**0.1%**	10.4%	33.2%	**0.6%**	14.8%	19.8%
Experience gains and (losses) on schemes' liabilities:						
Amount (£m)	**53**	(2)	11	**7**	1	15
Percentage of the present value of schemes' liabilities	**5.7%**	0.2%	1.6%	**4.3%**	0.7%	11.9%
Total amount recognised in the statement of total recognised gains and losses:						
Amount (£m)	**(19)**	20	(214)	**1**	12	(20)
Percentage of the present value of schemes' liabilities	**2.0%**	2.4%	30.1%	**0.5%**	8.3%	16.1%

Five year summary

Profit by division	2001 £m	2002 £m	2003 £m	2004 £m	**2005 £m**
Continuing operations:					
Argos Retail Group					
Argos	169	212	241	298	**309**
Homebase	–	–	2	102	**92**
Financial Services	(6)	(18)	(13)	(5)	**–**
Wehkamp	18	19	20	21	**20**
	181	213	250	416	**421**
Experian					
Experian North America	156	155	171	180	**188**
Experian International	61	69	85	102	**130**
	217	224	256	282	**318**
Burberry	69	90	117	141	**166**
Central activities (including GGF and gusco.com)	(3)	(7)	(16)	(20)	**(24)**
	464	520	607	819	**881**
Discontinued operations:					
Argos Retail Group	36	42	35	–	**–**
Lewis	31	31	32	44	**55**
Property	30	25	26	18	**–**
	97	98	93	62	**55**
	561	618	700	881	**936**
Net interest	(74)	(67)	(58)	(54)	**(26)**
Profit before amortisation of goodwill, exceptional items and taxation	487	552	642	827	**910**
Amortisation of goodwill	(92)	(99)	(143)	(193)	**(207)**
Exceptional items	(85)	(72)	(90)	58	**(10)**
Profit before taxation	310	380	409	692	**693**
Tax on profit on ordinary activities	(106)	(122)	(141)	(192)	**(221)**
Profit after taxation	204	258	268	500	**472**
Equity minority interests	–	(1)	(17)	(27)	**(49)**
Profit for the financial year	204	257	251	473	**423**

Balance sheet	£m	£m	£m	£m	**£m**
Tangible and intangible fixed assets (other than goodwill)	916	1,039	1,221	1,197	**1,327**
Fixed asset investments	283	278	295	103	**114**
Working capital	1,669	1,416	1,053	765	**978**
Trading assets	2,868	2,733	2,569	2,065	**2,419**
Goodwill	1,516	1,422	2,436	2,338	**2,333**
Dividends and taxation	(221)	(257)	(286)	(363)	**(353)**
Transaction consideration	(42)	(22)	(37)	131	**98**
Net borrowings (including non-recourse borrowings)	(1,712)	(1,485)	(2,086)	(1,200)	**(1,427)**
Net assets	2,409	2,391	2,596	2,971	**3,070**

Earnings and dividends	2001	2002	2003	2004	**2005**
Earnings per share	20.3p	25.7p	25.1p	47.4p	**42.3p**
Basic earnings per share before amortisation of goodwill and exceptional items	37.2p	41.7p	47.8p	60.7p	**63.8p**
Dividend per share	21.0p	21.7p	23.3p	27.0p	**29.5p**
Dividend cover	1.77	1.92	2.05	2.25	**2.16**
Interest cover	7.6	9.3	12.0	16.3	**33.7**

Comparative figures have been restated following the adoption of UITF 38. Balance sheet figures have been restated but there is no effect on profits.

In the financial statements for the year ended 31 March 2006, the information in respect of the year ended 31 March 2005 will be reported on an IFRS basis. The information in respect of the year ended 31 March 2004 and prior years will continue to be presented on a UK GAAP basis.

International Financial Reporting Standards

As indicated in the financial review on page 29, the financial statements for the year ending 31 March 2006 will be reported in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB"). Comparative information for the year ended 31 March 2005 will be reissued on an IFRS basis, with appropriate reconciliations to the previously reported UK GAAP position and results, except for IAS 32 and 39 which are to be adopted from 1 April 2005. In advance of that, an unaudited summary of the expected impact of IFRS on the reported position and results of the Group for the year ended 31 March 2005 is set out in note 1 below with key changes to accounting policies set out in note 3.

1. Summary of the impact of IFRS on the reported position and result for the year ended 31 March 2005

Unaudited IFRS result and position compared to UK GAAP	2005 £m
Profit for the financial year	
– UK GAAP	423
– IFRS	599
Total equity	
– UK GAAP	3,070
– IFRS	3,384

Unaudited reconciliation of profit for the financial year	Note	2005 £m	2005 £m
Profit for the financial year as reported under UK GAAP			423
IFRS adjustments:			
Reversal of UK GAAP goodwill amortisation	3(a)	207	
Amortisation of other intangibles	3(a)	(4)	
Pension charge	3(b)	6	
Share based payments	3(c)	(7)	
Catalogue costs	3(e)	(1)	
Deferred taxation	3(f)	(29)	
Other	3(h)	4	
Total IFRS adjustments			176
Profit for the financial year under IFRS			599

Unaudited earnings per share under IFRS compared to UK GAAP	2005
Basic earnings per share	
– UK GAAP	42.3p
– IFRS	59.9p
Diluted earnings per share	
– UK GAAP	41.7p
– IFRS	59.1p
Weighted average number of shares used in basic EPS calculation (million)	1,000.1
Weighted average number of shares used in diluted EPS calculation (million)	1,012.7

Unaudited reconciliation of total equity	Note	2005 £m	2005 £m	2004 £m	2004 £m
Total equity as reported under UK GAAP			3,070		2,971
IFRS adjustments:					
Reversal of UK GAAP goodwill amortisation	3(a)*	207		–	
Amortisation of other intangibles	3(a)	(4)		–	
Goodwill impairment on transition	3(a)	(3)		(3)	
Pensions	3(b)	(226)		(227)	
Lease incentives	3(d)	(34)		(34)	
Catalogue costs	3(e)	(15)		(14)	
Deferred taxation	3(f)	186		210	
Dividends	3(g)	202		191	
Other	3(h)	1		(5)	
Total IFRS adjustments			314		118
Total equity under IFRS			3,384		3,089

* There is no reversal of goodwill amortisation on transition to IFRS as IFRS 1 allows the carrying value of goodwill under UK GAAP at 1 April 2004 to be used as deemed cost.

1. Summary of the impact of IFRS on the reported position and result for the year ended 31 March 2005 continued

Unaudited cash flow	UK GAAP IFRS format* £m	IFRS adjustments £m	IFRS £m
Cash inflow from operating activities	617	-	617
Cash outflow from investing activities	(373)	(74)	(447)
Cash outflow from financing activities	(340)	-	(340)
Decrease in cash and cash equivalents	(96)	(74)	(170)
Cash and cash equivalents at beginning of year	162	268	430
Cash and cash equivalents at end of year	66	194	260
Decrease in cash and cash equivalents	(96)	(74)	(170)
Decrease in debt	(187)	74	(113)
Decrease in debt resulting from cash flows	(283)	-	(283)
Exchange and other movements	56	-	56
Movement in net debt	(227)	-	(227)
Net debt at beginning of year	(1,200)	-	(1,200)
Net debt at end of year	(1,427)	-	(1,427)

* While none of the accounting changes on transition to IFRS affects cash, items within the cash flow statement have been reclassified under the IFRS headings of operating, investing and financing activities. In addition, short term investments with a maturity of three months or less at the date of acquisition are reclassified from liquid resources and included within the IFRS definition of cash and cash equivalents.

2. Overview of IFRS adjustments

An explanation of the key effects of the transition to IFRS on the accounting policies of GUS is set out in note 3 below. The Group's full accounting policies under IFRS are available on the GUS plc website at www.gusplc.com, or may be obtained from the Company's registered office.

Transition to IFRS:
The date of transition to IFRS is 1 April 2004. This date is the beginning of the comparative period to the year ending 31 March 2006, being the first full year of reporting under IFRS. The Group has elected to use the following exemptions available under IFRS 1 in preparing these financial statements and in the reconciliations in note 1:

- IFRS 3 has not been applied retrospectively to business combinations that occurred before the date of transition;
- UK GAAP revaluations made before the date of transition have been used as the deemed cost of certain properties at the date of transition;
- All cumulative actuarial gains and losses at the date of transition on the valuation of post-employment benefit assets and liabilities have been recognised in full as an adjustment to equity;
- Cumulative translation differences for all foreign operations have been deemed to be nil at the date of transition. Any gain or loss on a subsequent disposal of a foreign operation shall exclude translation differences that arose before the date of transition.

As encouraged by IFRS 1, share based payment costs are calculated using full retrospective restatement, including awards granted before 7 November 2002.

Adoption of IAS 32 and IAS 39:
In accordance with IFRS 1, GUS has applied the exemption from the requirement to restate comparative information under IAS 32 and IAS 39. In the comparative period, financial instruments that would fall within the scope of IAS 32 and IAS 39 have been accounted for in accordance with the provisions of UK GAAP. The nature of the main adjustments that would have made the information comply with IAS 32 and IAS 39 relate to:

- Derivative instruments: Under UK GAAP, derivative instruments are not accounted for at fair value, but are generally treated as off-balance sheet;
- Hedge accounting: Hedge designation under UK GAAP is less restrictive than IAS 39, thereby allowing designation of hedge relationships which may not meet the tests under IAS 39.

3. Key changes to accounting policies

(a) Goodwill and other intangibles
Under UK GAAP goodwill on acquisitions is capitalised and amortised over its estimated useful economic life of up to a maximum of 20 years. Under IFRS additional specific intangible assets are identified and recognised on acquisitions, resulting in a reduced level of goodwill. Goodwill is no longer amortised but is subject to an annual impairment review. Identified intangible assets are amortised over their estimated useful economic life.

(b) Pensions
Under UK GAAP the Group accounts for pensions in accordance with SSAP 24, taking annual charges to the profit and loss account without accounting for market valuation changes.

Accounting for pensions under IAS 19 is similar to the accounting for pensions under FRS 17. IAS 19 was amended in December 2004 and the Group has assumed that the European Commission will adopt the amendment.

Under IFRS any scheme deficit/surplus is brought on balance sheet, the current service cost is charged to the income statement and any experience gains and losses are taken to equity after being recognised in the Group statement of recognised income and expense.

(c) Share based payments
IFRS requires that the fair value of equity instruments granted to employees for their services be recognised over the vesting period in the income statement. Under UK GAAP, the basis on which such costs are recognised differs from IFRS and compensation charges are not recognised in respect of all such schemes.

(d) Lease incentives
Under UK GAAP property lease incentives are recognised over the period from the inception of the lease up to the first rent review. Under IFRS incentives are recognised over the life of the lease.

(e) Catalogue costs
Under UK GAAP the Group expenses catalogue costs over the period in which the catalogues generate revenue. Under IFRS catalogue costs do not meet the recognition criteria for an asset and are expensed as incurred.

(f) Deferred taxation
Under UK GAAP deferred taxation is recognised on timing differences and the provision is discounted to present value. Under IFRS deferred taxation is provided on all temporary differences, rather than just timing differences, but discounting of the provision is not permitted.

(g) Dividends
Under UK GAAP dividends are provided for in the year in respect of which they are proposed. Under IFRS dividends are recognised in the period in which they are approved.

(h) Other
Other differences comprise several other differences that are not individually significant.

4. Share based payments

On transition to IFRS, the Group has elected to apply IFRS 2 to those share based payments granted before 7 November 2002 but not vested at the transition date (1 April 2004). The Group considers that retrospective application before 7 November 2002 provides a better indication of how past and future results are affected in relation to the year on year level of share option grants.

The fair values of all share option grants made to date are shown below:

(a) Options and awards in respect of the Ordinary shares of the Company

(i) The GUS plc Savings Related Share Option Scheme, The GUS plc Savings Related Share Option Scheme (Ireland) and The GUS plc International Savings Related Share Option Scheme	Grant date	Fair value
Three year	9 February 2002	166p
Five year	9 February 2002	176p
Three year	5 July 2002	159p
Five year	5 July 2002	182p
Three year	26 June 2003	192p
Five year	26 June 2003	209p
Three year	26 June 2004	235p
Five year	26 June 2004	267p

4. Share based payments continued

(ii) The 1998 Approved and Non-Approved Executive Share Option Schemes	Grant date	Fair value
	9 December 1998	177p
	23 June 1999	192p
	8 December 1999	98p
	7 April 2000	118p
	7 August 2000	103p
	6 December 2000	124p
	11 June 2001	161p
	17 December 2001	151p
	6 June 2002	139p
	23 December 2002	128p
	19 June 2003	130p
	2 December 2003	160p
	1 June 2004	171p
	24 November 2004	162p

(iii) The North America Stock Option Plan	Grant date	Fair value
	14 June 2000	111p
	6 December 2000	122p
	11 June 2001	158p
	6 June 2002	135p
	23 December 2002	127p
	19 June 2003	126p
	2 December 2003	154p
	1 June 2004	165p
	24 November 2004	155p

(iv) The GUS plc Performance Share Plan and The GUS plc Executive Long Term Incentive Plans	Grant date	Fair value
	1 April 2000	229p
	11 June 2001	377p
	6 June 2002	389p
	31 July 2002	292p
	19 June 2003	398p
	1 June 2004	494p

(v) The GUS plc Co-Investment Plan	Grant date	Fair value
	17 June 2002	572p
	20 June 2003	582p
	11 June 2004	824p

(b) Options and awards in respect of ordinary shares of Burberry Group plc

Scheme	Grant date	Fair value
The Burberry IPO Senior Executive Restricted Share Plan	11 July 2002	218p
The Burberry 2004 Senior Executive Restricted Share Plan	2 August 2004	300p
The Burberry Senior Executive IPO Share Option Scheme	11 July 2002	76p
The Burberry Group plc Executive Share Option Scheme 2002	12 June 2003	87p
The Burberry Group plc Executive Share Option Scheme 2002	2 August 2004	107p
The Burberry Group plc Co-Investment Plan	29 July 2004	380p
All Employee Share Plan	12 July 2002	225p
All Employee Share Plan	30 August 2003	325p
All Employee Share Plan	July/August 2004	375p

(c) Options and awards in respect of ordinary shares of Lewis Group Limited

Scheme	Grant date	Fair value Rand
The Lewis Executive IPO Restricted Share Scheme (3 year)	4 October 2004	27.0
The Lewis Executive IPO Restricted Share Scheme (4 year)	4 October 2004	26.0
The Lewis Executive IPO Restricted Share Scheme (5 year)	4 October 2004	25.1
The Lewis Executive Share Option Scheme (3 year)	4 October 2004	5.3
The Lewis Executive Share Option Scheme (4 year)	4 October 2004	6.1
The Lewis Executive Share Option Scheme (5 year)	4 October 2004	6.7
The Lewis All Employee Share Scheme (2 year)	4 October 2004	27.9
The Lewis All Employee Share Scheme (3 year)	4 October 2004	27.0
The Lewis All Employee Share Scheme (4 year)	4 October 2004	26.0

Principal subsidiary undertakings

At 31 March 2005	Country of incorporation	Percentage of ordinary shares held
Argos Retail Group		
Argos Limited	Great Britain	100%
Homebase Limited	Great Britain	100%
ARG Card Services Limited	Great Britain	100%
ARG Personal Loans Limited	Great Britain	100%
ARG Insurance Services Limited	Great Britain	100%
Hampden Group Limited	Great Britain	100%
Argos Retail Group (Hong Kong) Limited	Hong Kong	100%
Argos Distributors (Ireland) Limited	Republic of Ireland	100%
Homebase House and Garden Centre Limited	Republic of Ireland	100%
Wehkamp B.V.	The Netherlands	100%
ARG Procurement Consultancy (Shanghai) Limited	China	100%
Experian		
Experian Limited	Great Britain	100%
QAS Limited	Great Britain	100%
Experian Holding France S.A.	France	100%
Experian Holding A/S	Denmark	100%
Experian A/S	Denmark	100%
CreditInform AS	Norway	100%
ConsumerInfo.com	USA	100%
Experian Information Solutions Inc.	USA	100%
Experian Services Corporation	USA	100%
Experian Marketing Solutions Inc.	USA	100%
Burberry		
Burberry Group plc	Great Britain	66%
Burberry Limited	Great Britain	66%
Burberry Italy Retail Limited	Great Britain	66%
The Scotch House Limited	Great Britain	66%
Woodrow-Universal Limited	Great Britain	66%
Burberry Limited	USA	66%
Burberry (Wholesale) Limited	USA	66%
Hampstead Properties Inc.	USA	66%
Burberry Realty, Inc.	USA	66%
Burberry France S.A.	France	66%
Burberry (Deutschland) GmbH	Germany	66%
Burberry Italy SRL	Italy	66%
Burberry (Spain) S.A.	Spain	66%
Burberry (Spain) Retail S.L.	Spain	66%
Mercader y Casadevall S.A.	Spain	66%
Burberry (Suisse) S.A.	Switzerland	66%
Burberry Pacific Pty Limited	Australia	66%
Burberry Asia Limited	Hong Kong	66%
Burberry Japan KK	Japan	66%
Burberry Korea Limited	Korea	66%
Burberry (Malaysia) Sdn. Bhd.	Malaysia	66%
Burberry (Singapore) Distribution Company Pte Limited	Singapore	66%
Lewis		
Lewis Group Limited	South Africa	54%

Details of interests in associated undertakings are given within Note 15 on page 69.

None of the above companies is directly held by GUS plc.

Shareholder information

Ordinary shareholders

There were 49,223 holders of Ordinary shares at 31 March 2005 and their holdings can be analysed as follows:

	Number of shareholders	Percentage of total number of shareholders	Number of Ordinary shares '000s	Percentage of Ordinary shares
Over 1,000,000	182	0.4	731,101	71.9
100,001 - 1,000,000	535	1.1	173,575	17.0
10,001 - 100,000	1,530	3.1	46,179	4.5
5,001 - 10,000	1,979	4.0	13,886	1.4
2,001 - 5,000	7,484	15.2	23,146	2.3
1 - 2,000	37,513	76.2	29,349	2.9
	49,223	100.0	1,017,236	100.0

Shareholders are further analysed as follows:

	Number of shareholders	Percentage of total number of shareholders	Number of Ordinary shares '000s	Percentage of Ordinary shares
Corporates	11,906	24.2	949,657	93.4
Individuals	37,317	75.8	67,579	6.6
	49,223	100.0	1,017,236	100.0

Registrar

Enquiries concerning holdings of the Company's shares and notification of the holder's change of address should be referred to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA (telephone: 0870 600 3987). A text phone facility for those with hearing difficulties is available by telephoning 0870 600 3950.

Electronic communications

Shareholders can arrange to receive future GUS annual and interim reports electronically and to submit voting instructions online at shareholder meetings by registering at www.shareview.co.uk/gusplc. This service is provided by Lloyds TSB Registrars and gives access to a comprehensive range of shareholder information, including dividend payment details.

GUS website

A full range of investor relations information on GUS is available at www.gusplc.com. This includes webcasts of results presentations given to analysts and fund managers together with the slides accompanying those presentations.

Dividend Reinvestment Plan

The GUS Dividend Reinvestment Plan ('DRIP') enables shareholders to use their cash dividends to purchase GUS shares. Shareholders who wish to participate in the DRIP for the first time, in respect of the final dividend to be paid on 5 August 2005, should return a completed and signed DRIP mandate form to be received by the Registrar, by no later than 15 July 2005. For further details please contact Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA (telephone: 0870 241 3018).

Share price information

The latest GUS share price is available on the GUS website (www.gusplc.com) and also on the Financial Times Cityline Service (telephone: 0906 843 2740 (calls charged at 60p per minute)).

Share dealing facility

Existing or potential investors can buy or sell GUS shares using a postal dealing service provided by JPMorgan Cazenove Limited, 20 Moorgate, London EC2R 6DA (telephone: 020 7155 5155).

Financial calendar and Annual General Meeting arrangements

Annual General Meeting and first quarter trading update	20 July 2005
Final dividend record date	8 July 2005
Final dividend to be paid	5 August 2005
First half trading update	12 October 2005
Interim results announcement	17 November 2005
Third quarter trading update	January 2006
Second half trading update	April 2006
Preliminary announcement of annual results	24 May 2006

The Annual General Meeting will be held at the Radisson SAS Portman Hotel, 22 Portman Street, London W1H 9FL and begins at 11.30am on Wednesday, 20 July 2005.

Registered office

GUS plc, One Stanhope Gate, London, W1K 1AF













Burberry

18-22 Haymarket
London SW1Y 4DQ
United Kingdom
T +44 (0)20 7968 0000
www.burberry.com

Argos Retail Group

489-499 Avebury Blvd
Saxon Gate West
Central Milton Keynes
MK9 2NW
United Kingdom
T +44 (0)1908 690333
F +44 (0)1908 692301
www.argos.co.uk
www.homebase.co.uk

Experian North America

475 Anton Blvd
Costa Mesa CA 92626
United States
T +1 714 830 7000
F +1 714 830 2449
www.experian.com

Experian International

Talbot House
Talbot Street
Nottingham NG80 1TH
United Kingdom
T +44 (0)115 941 0888
F +44 (0)115 934 4905
www.experian.com

One Stanhope Gate
London W1K 1AF
United Kingdom
T +44 (0)20 7495 0070
F +44 (0)20 7495 1567
www.gusplc.com

GUS

Annual Review and Summary Financial Statement 2005


ARGOS
HOMEBASE

Argos HOMEBASE experian BURBERRY Wehkamp


217
224
256
282
318
01
02
03
04
05

Experian operating profit
£ million


69
90
117
141
166
01
02
03
04
05

Burberry operating profit
£ million


47%
18%
35%

Operating profit* – continuing operations
Year ended 31 March 2005
£905m

□ Argos Retail Group
■ Experian
□ Burberry


30%
27%
4%
39%

Operating profit*
Year ended 31 March 2000
£519m

□ Argos Retail Group
■ Experian
□ Burberry
□ Other: 9% Lewis Group
5% Finance
6% Property
7% Home shopping

* Before central activities

Operating profit is before *amortisation of goodwill* and exceptional items

Experian

Information solutions

Experian has an unrivalled understanding of individuals, markets and economies around the world. It helps organisations to develop and manage profitable customer relationships by providing information, analysis, decision management solutions and processing services.

Experian also promotes the financial wellbeing of consumers by helping them to understand and protect their personal information and to manage the financial aspects of key life events.

Experian is a strategic partner to more than 50,000 business clients across diverse industries, including financial services, telecommunications, healthcare, insurance, retail, automotive, manufacturing, leisure, utilities, e-commerce, property and government.

The company employs 12,000 people in 28 countries, supporting clients in more than 60 countries. Experian's headquarters are in Nottingham, UK and Costa Mesa, California.

Burberry

International luxury goods

Burberry designs and markets a comprehensive range of luxury clothing and accessories, which appeal to style-conscious consumers around the world.

Burberry products are sold through 157 directly-operated stores, concessions and outlets, and through partnerships with key retailers in the world's leading economies.

The company employs approximately 4,000 people around the world.

Burberry's principal strengths are its:

- unique history and positioning
- international recognition and broad appeal
- diversified distribution channels
- multiple product and geographic growth opportunities

Lewis Group

South African retailing

Lewis Group is a leading retailer in Southern Africa selling household and electrical goods, mainly on credit, together with associated financial products.

GUS undertook a partial flotation of Lewis Group in October 2004. Its remaining 50% stake was successfully placed in May 2005.

November / December 04

GUS reports record half-year profits

Burberry announces £250m share repurchase programme

Argos website is again the most frequently visited UK high street retail website in the run-up to Christmas

January 05

Argos Spring/Summer catalogue cuts the cost of over 2,000 products

Homebase becomes first UK DIY retailer to achieve FSC Chain of Custody

March 05

GUS completes £200m share buyback programme

Argos scoops Store Manager of the Year at Retail Week Awards

Homebase launches new advertising campaign

April 05

Don Robert and John Coombe join board of GUS

Argos buys 33 Index stores

Experian launches credit bureau in Russia

Experian develops China's first consumer classification system

May 05

GUS places remaining 50% stake in Lewis Group

Experian acquires LowerMyBills.com

GUS reports fourth year of double-digit profit growth


217
255
285
416
422
01
02
03
04
05

ARG operating profit
£ million

Group overview

GUS is a retail and business services group. Its activities comprise general merchandise retailing through Argos Retail Group, information and customer relationship management services through Experian and luxury goods through a majority shareholding in Burberry Group plc.

Argos Retail Group

General merchandise retailing

Argos Retail Group (ARG) is the UK's leading multi-brand, multi-channel retailer. It delivers choice, value and convenience through a unique and award-winning combination of stores, catalogues, websites and home delivery options. ARG provides this through its market leading brands:

- Argos – the UK's most successful general merchandise retailer
- Homebase – one of the UK's leading home enhancement companies
- ARG Financial Services – providing financial services, including the Argos and Homebase store cards
- Wehkamp – the largest home shopping catalogue in the Netherlands

ARG leads its markets by leveraging its size and strength to integrate and improve purchasing scale, to share services and to provide multi-channel capability across the business.

ARG employs 46,000 people in the UK, Holland and the Republic of Ireland.

Key events

May 04	June / July 04	August / September 04	October 04
GUS employees share in £10m payout from GUS Sharesave scheme	Experian launches the UK's first national credit score for consumers	Experian acquires Americas Software Corporation, a leader in anti-money laundering software	Experian acquires QAS, the leader in address management software, for £90m
ARG opens new buying office in Shanghai	Sara Weller joins Argos as managing director	Partial flotation of Lewis Group in South Africa	Experian acquires Simmons Research, consumer research specialists
		Experian secures £40m contract from HBOS	Homebase launches trial of Furniture Direct
		Launch of Burberry Brit for Men	

GUS is committed to creating long-term shareholder value by focusing on businesses with above average growth potential and establishing leadership positions in its chosen markets.

Experian's Business Strategies division is a market leader in consumer profiling, market segmentation and economic forecasting



Sarah Willatts joined the Business Strategies division three years ago and is part of the team that markets Experian's leading consumer classification system, Mosaic.

Financial highlights


6,041
6,457
7,108
7,548
7,787
'01
'02
'03
'04
'05

Total sales
£ million


487
552
642
827
910
'01
'02
'03
'04
'05

Profit before tax[1]
£ million


481
478
636
354
374
'01
'02
'03
'04
'05

Free cash flow
£ million


37.2
41.7
47.8
60.7
63.8
'01
'02
'03
'04
'05

Earnings per share[1]
pence


21.0
21.7
23.3
27.0
29.5
'01
'02
'03
'04
'05

Dividend per share
pence

[1]before amortisation of goodwill and exceptional items

- 10% increase in profit before amortisation of goodwill, exceptional items and taxation to £910m (2004: £827m)
- Profit before tax increased to £693m (2004: £692m)
- 5% increase in basic earnings per share before amortisation of goodwill and exceptional items to 63.8p (2004: 60.7p)
- Basic earnings per share 42.3p (2004: 47.4p)
- 9% increase in full year dividend to 29.5p (2004:27.0p)
- 10.3% post-tax return on capital (2004:10.2%)
- Record profits again at Argos, Experian and Burberry
- Further initiatives to enhance shareholder value

Financial highlights

for the years ended 31 March	2005	2004	Change
Total sales	£7.8bn	£7.5bn	up 3%
Profit before tax before amortisation of goodwill and exceptional items*	£910m	£827m	up 10%
Earnings per share before amortisation of goodwill and exceptional items	63.8p	60.7p	up 5%
Dividend per share	29.5p	27.0p	up 9%

* One-off charges have been made covering the Argos OFT fine (£16.2m) and Homebase reorganisation costs (£18.3m). Excluding these one-off charges, Group PBT was £945m (up 14%).


1 April 2000
31 May 2005
150%
125%
100%
75%
50%
25%
0%
-25%
-50%
-75%
1,000p
900p
800p
700p
600p
500p
400p
300p
200p
100p

GUS share price performance

- GUS share price
- FTSE General Retailers sector
- FTSE 100

Chairman's statement



Sir Victor Blank
Chairman

GUS has made good progress again this year. The Group has delivered another strong set of results, achieving its fourth consecutive year of double-digit profit growth. Profit before amortisation of goodwill, exceptional items and taxation was £910m, an increase of 10% on the previous year.

We continued to invest in our businesses to drive profit growth, spending over £650m during the year, largely on capital expenditure and acquisitions. We also returned £200m to shareholders in a share buyback programme, in addition to the proposed full-year dividend of 29.5p (2004: 27.0p).

Delivering sustainable growth

The key to the Group's success lies in our commitment to building high quality businesses in markets with significant growth potential. This means establishing clear strategies for the long-term growth of our businesses and supporting these strategies with investment in operations, infrastructure, complementary acquisitions and good people.

At Argos Retail Group (ARG) we have continued to bring Argos and Homebase closer together through a central infrastructure, which is delivering benefits in the form of efficiency gains, improved buying power and shared expertise. At the same time we have significantly increased the number of Argos stores and product lines, and made substantial further improvements to the customer experience at Homebase.

At Experian, we made a total of 16 acquisitions during the year in order to strengthen its global reach and product offering. We also acquired a further 11 of Experian's affiliate credit bureaux in North America to secure an important channel of distribution. These acquisitions were supported by investment in new product development, notably in the area of fraud prevention, and in the company's infrastructure, which included the opening of a new UK data centre in Nottingham.

Through such investment we are building businesses capable of delivering sustainable growth. This is how we can best serve all our stakeholders – customers, suppliers, employees and shareholders.

Attracting talented people

Our ability to attract talented people to our businesses underpins everything we do and I would like to pay tribute to everyone at GUS for their enthusiasm and dedication. Our success is down to them. I am therefore especially pleased by the results of our Group-wide Sharesave scheme, which this year produced a potential gain for employees of over £10m when it matured in May 2004.

Our Board was strengthened during the year by the appointments of Don Robert and John Coombe. Don had been CEO of Experian North America since 2002 and has a wealth of experience in the information and financial services markets. He played a key role in the successful repositioning of Experian's North American business and this year took global responsibility for the Experian Group. John was previously Chief Financial Officer of GlaxoSmithKline and has joined the GUS Board as a non-executive director. He brings great experience of successful growth on an international scale and an excellent knowledge of regulatory issues.

I would also like to welcome the new company secretary, Gordon Bentley, who is already proving to be a great strength to the Board. He succeeds David Morris, who joined the Group in 1989 and provided tremendous support to the Board over many years. I am very pleased that David agreed to remain involved with the Group as Chairman of the trustees of the GUS pension schemes. On the Board's behalf, I wish David all happiness and good health in his retirement.

The Group has delivered another strong set of results, achieving its fourth consecutive year of double-digit profit growth.

Fulfilling our corporate responsibilities

GUS has continued to make good progress in our management of environmental, community and human rights issues, as well as improving our positions in the main indices of socially responsible investment.

The GUS Charitable Trust strengthened its reputation during the year for developing innovative projects that truly make a difference. Its efforts to bring together 23 charities and organisations in the field of prostate cancer were hailed by the Secretary of State for Health as 'the example of how government and the voluntary sector can work together and a model for all other disease groups'.

Fundraising and community volunteering amongst employees remained a high priority for Group businesses.

Reviewing our strategic options

Over the last five years, GUS has established a track record of creating value for shareholders by focusing on growth businesses and investing in their futures. In May 2004, the Board stated that it believed there was further scope to increase shareholder value.

We said firstly that we would continue to invest in our main businesses and drive profit growth. The evidence for this is contained throughout this year's report.

We said that we would undertake a share buyback programme of about £200m over the next 12 months. This has been successfully completed.

Finally, we said that we would review our strategic options over the next two years. The Board has already reached its conclusions and is starting to take actions accordingly.

In May 2005, we successfully sold our remaining stake in Lewis Group, our retailing business in Southern Africa, following the partial IPO of the business in September 2004. We also intend to demerge our remaining 66% stake in Burberry by way of a distribution of those shares to our shareholders. We will be seeking the approval of our shareholders for this demerger later in the year.

In relation to ARG and Experian, the Board has concluded that, at the right time, shareholder value is likely to be further enhanced by a separation of these two fine businesses. However, we believe that at this stage they will benefit from further investment and support as part of GUS. The restructuring will only be undertaken at a time and in a manner that benefits our businesses, minimises disruption and is in the long-term interests of our shareholders.

Until that time, we will maintain the strong momentum at ARG and Experian, because we know that it is ultimately business success that drives the creation of long-term shareholder value.



Sir Victor Blank
Chairman

24 May 2005

Chief executive's review



John Peace
Group Chief Executive

GUS has completed another successful year, with all three of our main businesses again achieving record profits. Sales from continuing operations increased by 7% to £7.6bn and profit grew by 10% to £910m before amortisation of goodwill, exceptional items and taxation.

Group strategy

GUS has established a strong track record in the last five years of creating value for shareholders. During this time we have repositioned the Group around three major businesses – Argos Retail Group, Experian and Burberry – and continued to focus on fewer activities. Our priority has been to drive sustainable growth in each of these businesses, which we firmly believe to be a key driver of long-term value creation.

Twelve months ago, as a logical extension of what we have been doing since 2000, we announced a two-year review of our strategic options. This strategic review has reinforced our belief that GUS has highly valuable businesses with above average growth potential, which are capable of achieving leadership positions in their respective markets.

The Board has already drawn a number of important conclusions about the future structure of the Group and, since the year-end, has begun taking a number of actions.

- We have successfully sold our remaining stake in the Lewis Group, our retailing business in Southern Africa, following a partial flotation last October. This raised £140m, bringing the total proceeds from the sale of Lewis to £245m.
- We have announced our intention to demerge our remaining stake in Burberry to GUS shareholders, by way of a dividend in specie later this year. This will enable our shareholders to benefit directly from the significant future growth potential of this business.
- We have concluded that, at the right time, shareholder value is likely to be further enhanced by the separation of ARG and Experian. However, we believe that at this stage both businesses will benefit from further investment and support as part of GUS.

We will therefore continue to concentrate on driving sustainable growth and investing in our businesses as we have successfully done in recent years.

Growth businesses

Argos Retail Group

ARG has become the UK's leading general merchandise retailer, committed to delivering ever-greater value to its customers through its two major businesses, Argos and Homebase.

The economic environment has become very challenging for retailers, but ARG is robustly controlling operating costs and driving productivity, while continuing to benefit from the programme of investment in its supply chain. A number of initiatives are under way, which we believe will enable ARG to deliver sustainable long-term growth.

At Argos, we have announced that we see the potential to add another 150 stores over the next four years, bringing the total to over 750. Argos Extra, which offers over 4,000 more lines than the main catalogue, is being rolled out to all stores in July 2005.

At Homebase, we see the potential for about 450 stores over time, which compares with the current total of 287. The continuing roll-out of mezzanine floors is providing very cost effective additional space for showcasing bathrooms, kitchens and furniture. Homebase is also successfully trialling the use of catalogues to drive sales and profit, using ARG's product pool, home delivery infrastructure and multi-channel expertise.

GUS has completed another successful year, with all three of our main businesses again achieving record profits.

Experian

Experian is the largest company in its sector, with no single competitor offering as many solutions or operating in so many countries. The company's vision is to use its people, data and technology to become a necessary part of every major consumer economy in the world. A number of key growth drivers make us confident that Experian has above-average growth potential.

Experian's direct-to-consumer activities, Experian Interactive, have grown from a standing start in 2002 to account for 30% of sales in North America. This Internet-based operation provides an expanding range of online services to consumers, such as enabling them to monitor their credit status or find the best terms on mortgages and credit cards.

The increasing use of credit in emerging markets is another growth driver. Experian already sells solutions in over 20 countries in Eastern Europe and Asia Pacific and has recently entered into a joint venture to open the first credit bureau in Russia. Experian is also benefiting from the growing problem of fraud across all business sectors.

Burberry

Burberry has become a global leader in the market for accessible luxury fashions and accessories. Founded in 1856, the company embarked on a new chapter in 2002 when it became a separate public company, with GUS as its majority shareholder. Since then, the company has continued its geographical expansion and product diversification, while strengthening the brand's international recognition and broad appeal.

Financial Summary

	Sales		Profit before taxation	
12 months to 31 March	**2005 £m**	2004 £m	**2005 £m**	2004 £m
Argos Retail Group[1]	**5,535**	5,162	**421.5**	415.5
Experian	**1,362**	1,286	**318.3**	282.2
Burberry	**715**	676	**165.7**	141.2
Central activities	**(12)**	(5)	**(24.1)**	(19.9)
Continuing operations	**7,600**	**7,119**	**881.4**	**819.0**
Discontinued operations[2]	**187**	429	**55.4**	61.5
Total	**7,787**	**7,548**	**936.8**	**880.5**
Net interest			**(26.4)**	(53.9)
Profit before amortisation of goodwill, exceptional items and taxation			**910.4**	**826.6**
Amortisation of goodwill			**(207.3)**	(192.6)
Exceptional items			**(10.0)**	58.3
Profit before taxation			**693.1**	**692.3**
EPS before amortisation of goodwill and exceptional items			**63.8p**	**60.7p**
Reported basic EPS			**42.3p**	**47.4p**

The profit figure shown against each business above is operating profit, defined as profit before interest, taxation, exceptional items and goodwill amortisation. The same definition of operating profit is used throughout this report.

1 2005 operating profit at ARG is after the one-off charges of £16.2m for the Argos OFT fine and £18.3m for Homebase reorganisation costs.

2 Discontinued operations include sales from Lewis, home shopping and Reality, and operating profit from Lewis and Property.

Argos Direct, the delivery-to-home operation, accounted for 22% of Argos sales during the year.


Argos Direct
0870 600 2020
You dial. We deliver.
www.argos.co.uk

Argos Retail Group


217
255
285
416
422
01
02
03
04
05

ARG operating profit
£ million

Argos Retail Group (ARG) has continued to build on its position as the UK's leading multi-brand, multi-channel retailer. Against a background of weakening UK retail demand, ARG's two main businesses, Argos and Homebase, increased sales by 8% and 6% respectively and continued to invest in initiatives for delivering sustainable growth. Operating profit for ARG as a whole, before one-off charges, was up 10% to £456m.

Argos and Homebase are supported by a central ARG infrastructure in areas such as sourcing and supplier management, multi-channel ordering and home delivery, which continues to deliver substantial savings. The businesses are also supported by ARG Financial Services, providing appropriate credit offers to help drive merchandise sales.

Argos

In an increasingly competitive general merchandise market, Argos remained focused on winning more customers and a greater share of their spending by offering the most compelling combination of choice, value and convenience. Argos again outperformed its market, delivering sales growth of 8%, of which 3% was on a like-for-like basis, while continuing to improve its gross margin.

The Argos Extra catalogue, which offers customers the choice of about 30% more products, was available in 179 stores at the year-end and will be introduced to all stores in July 2005.

Productivity improvements and gains made in the supply chain helped Argos to reduce prices further. In the Spring/Summer catalogue, which was launched in January 2005, prices were 6% lower than the year before.

The number of Argos stores increased by 36 to 592 during the year and there are plans to open about 35 stores per annum over the next four years. Since the year-end, Argos has bought 33 Index stores from Littlewoods, which will be converted to Argos.

'Quick pay' kiosks continued to reduce the time it takes for customers to purchase goods in Argos stores. By the end of the year, there were kiosks in over 300 stores.

Customers also took increasing advantage of home delivery and the ability to order goods in store, by phone or on the Internet. Argos Direct, the delivery-to-home operation, accounted for 22% of sales, while purchases made through the Argos website increased by 37% and accounted for 5% of sales.

At the annual Retail Week Awards, the manager of the Argos store in Lincoln, Marie Wilson, took the award for Store Manager of the Year. Argos also won the retail and distribution category in the Supply Chain Excellence Awards, with a supply chain that judges described as 'very much wedded to the business strategy of choice, low prices and convenience'.

Argos remains focused on offering customers the most compelling combination of choice, value and convenience


Argos extra
30% more
products
ONLY available
Marie

Marie Wilson joined Argos from school and is manager of the Argos store in Lincoln. She was awarded the title of Store Manager of the Year at the retail industry's Retail Week Awards.

The new Furniture Direct catalogue from Homebase offers products from both the Argos and Homebase ranges, and is being rolled out after successful trials.


new
furniture direct
quality furniture,
at low prices

Argos Retail Group continued

Homebase

Homebase has continued to make strong progress in establishing itself as the UK's leading home enhancement retailer. Its key strategic priorities remain unchanged:

- to improve the existing core business;
- to enhance and extend its home furnishings offer; and
- to deliver synergies by leveraging the scale and expertise of ARG.

In the year to 28 February 2005 (Homebase's year-end), sales were up 6%, of which 3% came from new stores.

Enhancing the customer experience remained a high priority throughout the year. Improvements in store layout, signage, stock availability and other retailing basics showed through in positive feedback from customers.

Homebase maintained its store-opening programme, with a net nine new stores opened during the year, bringing the total to 287. As the result of increasing confidence that it now has the right format and service offer, Homebase believes there is scope for up to 350 stores by 2009 and 450 ultimately.

Mezzanine floors continue to be introduced to showcase improved ranges of bathrooms, kitchens and furniture. The most recent mezzanines are delivering sales lifts well above 15%. At Homebase's year-end, 111 stores had mezzanine floors, compared to 67 a year ago.

Homebase is also benefiting from the infrastructure and expertise of ARG. Product sourcing through ARG's Far Eastern offices has proved particularly successful in areas such as garden power, power tools and garden furniture, helping Homebase to drive down cost prices.

A new furniture catalogue, Furniture Direct, offers products from both the Argos and Homebase ranges, with delivery to home using the Argos Direct infrastructure. Some stores have ranges on display, while others offer the catalogue only. Initial trials in 29 stores have been very encouraging and Homebase will be rolling it out nationally in the current year.

In January, Homebase became the first UK DIY retailer to achieve FSC Chain of Custody certification. Issued by the Soil Association, the certificate endorses Homebase's ethical trading principles.

ARG Financial Services

ARG Financial Services works with Argos and Homebase to provide their customers with the most appropriate credit offers in order to drive product sales. It offers store cards, together with a range of insurance products.

The total amount on loan to customers grew by 24% in the year, with customers taking advantage of strong promotional offers. The Argos store card now accounts for 9% of sales in Argos, while the Homebase card was used for 3% of sales at Homebase.

Wehkamp

Wehkamp is the leading home shopping brand in Holland. It is a multi-channel retailer, with a third of merchandise sales coming from its website.

Sales during the year declined by 4% at constant exchange rates, reflecting the weakening retail environment in Holland throughout the year.

HOMEBASE


help

Andreas Augoustis is a team leader at the Homebase store in Finchley Road. Andreas recently received the company's bronze award for excellence in demonstrating the Homebase Way values.

Enhancing the customer experience at Homebase remained a high priority throughout the year

Experian



217
224
256
282
318
01
02
03
04
05

Experian operating profit
£ million

Experian has delivered its third consecutive year of double-digit sales and profit growth as it continued to build momentum as a global leader in the market for information solutions. The company is the largest in its sector, supporting clients in over 60 countries and providing a broader range of solutions than any of its peers.

Experian helps organisations to find, develop and manage profitable customer relationships. It also assists consumers in protecting their personal information and managing the financial aspects of key life events. The company's strategy for growth is based on building its core business, developing new solutions and undertaking acquisitions that strengthen its global capabilities.

Worldwide sales for the year from Experian's continuing businesses were up 18% and profit was up 16% at constant exchange rates, driven by major contract wins and significant investment in new products and markets. Experian North America and Experian International each delivered another strong financial performance, continuing the company's momentum of sales and profit growth.

The company's growth has been supported by substantial investment in its infrastructure, including a new UK data centre and new office premises in the UK, Spain, France and Germany, together with new technology platforms in the US for business-to-business and credit card marketing.

The new global management structure announced in February 2005 is reinforcing Experian's position as a world leading company and ensuring that it leverages its skills and resources on a worldwide scale.

experian

Building on core business

Experian has continued to build on its core business by winning major contracts across a growing range of markets.

In Credit Information and Solutions, Experian agreed a new contract with HBOS, the UK's largest mortgage and savings provider, worth in excess of £40m over five years. In the US, credit sales were strengthened by gains in under-penetrated sectors such as automotive, credit unions and telecommunications.

Two major Latin banks, Banco Afirme and Banco del Pichincha, installed Experian's anti-money laundering solution. With installations in 35 countries, this powerful software automates the detection, investigation and reporting of suspected money laundering activity.

Experian's international network of credit bureaux was extended to Russia in a joint venture with Interfax Information Services Group. The new consumer credit bureau brings the number of bureaux operated worldwide by Experian to 12.

In Marketing Information and Solutions, Experian won a significant number of new contracts, including a three-year database contract with one of the largest card issuers in the US, worth over $10m. Experian is benefiting from the investments it has made in delivering value-added solutions such as database management and email delivery platforms.

LEGO, the toy manufacturer, signed a pan-European deal for a comprehensive database management solution to increase the speed and accuracy of its direct mail campaigns. Hilton International became the latest company to use Cheetahmail, Experian's email delivery solution, to target international customers with its latest offers.

Demand for Experian's vehicle history reports was strong throughout the year. Most of the world's major automotive finance companies in the US are now using Experian. Amongst car manufacturers, Mazda joined BMW, Ford, Lincoln and Mercury in requiring that Experian verifies the histories of its certified pre-owned vehicles.

Experian also sells credit reports and credit monitoring services directly to consumers and continued to increase its lead in the marketplace.

In France, Experian successfully integrated the business process outsourcing operation acquired from DMS Atos and won a four-year contract from Banque de France to process an average of 200 million cheques per year.



Elio Vitucci joined the decision support arm of Experian 11 years ago. Today he is the Managing Director of Southern, Central and Eastern Europe, driving Experian's expansion into emerging markets.

Experian's international network of credit bureaux has been extended to Russia in a joint venture with Interfax Information Services Group

Experian has continued to build on its core business by winning major contracts across a growing range of markets.

Experian continued

Developing new solutions

Experian continued to invest heavily in new product development throughout the year.

The new National Business Database in North America provides the most comprehensive target marketing data in the business-to-business marketplace, combining credit and marketing data on more than 16 million businesses.

A new global version of Mosaic, Experian's market-leading consumer classification system, has classified over a billion of the world's population into ten distinctive socio-economic groups. The opening of Experian's first Chinese office has also led to the development of Mosaic for China, identifying 34 distinct consumer types across the country's most vibrant cities.

Experian-Scorex, the global decision solutions business, extended its suite of Strategy Management solutions with the development of Strategy Optimisation. It was made possible by the earlier acquisition of Marketswitch and enables organisations to solve complex risk and marketing problems to identify the best action or decision to take for each individual customer.

Experian-Scorex also launched a new collections and debt recovery solution, Collect SM, which allows organisations to reduce losses by adopting a more strategic and analytical approach to their customer service, collections and debt recovery processes.

In the UK, the Consumer Indebtedness Index was launched to aid responsible lending. The Nationwide Building Society was amongst the first organisations to use the Index, which helps to identify individuals who would struggle if they were to increase their existing credit commitments.

Experian also extended its direct-to-consumer services with the launch of the UK's first national credit score, a summary for consumers of their credit status based on their full Experian Credit Report.

Growing by targeted acquisition

The ability to identify, acquire and integrate businesses is a core competence of Experian. The company has continued to drive growth through acquiring complementary businesses that provide new products, new data or entry into new markets, while leveraging its core assets.

Experian's target marketing services were strengthened by the acquisitions of QAS in the UK and Simmons Research in the US.

QAS is a major supplier of address management software that enables organisations to maintain accurate and up-to-date address information about their customers. The company has almost 9,000 clients worldwide, covering all major market sectors.

Simmons has, for more than 50 years, provided information on what American consumers buy, their attitudes and lifestyles, where they shop and the media channels they use. The information is used by over 500 clients worldwide.

The acquisition of Americas Software enhanced Experian's ability to support banks, brokerage firms and insurance companies in combating money laundering and complying with government regulations, including those imposed by the USA PATRIOT Act.

Within the insurance sector, Experian strengthened its risk modelling capabilities with the acquisition of the specialist analytics company ISL Intermediary Systems.

Experian's automotive portfolio was enhanced by the acquisitions of Autocount, which provides automotive dealers and lenders with information on new and used car sales and market share, and Autolocate, a specialist in the development of web-based solutions for the automotive industry.

Experian's operations in Asia Pacific were expanded with the acquisition of Smartal Solutions, a specialist in customer database solutions, local area planning and target marketing. In Italy, Experian significantly increased its presence with the acquisition of Equifax Italy, one of the major data providers to the Italian market.

Experian also continued the programme of acquiring its affiliate bureaux in North America, with the objective of taking direct control of this important distribution channel. By the end of the year, Experian had acquired 32 of the 38 bureaux.

Since the year-end, Experian has significantly extended its Internet-based, direct-to-consumer services, now known as Experian Interactive, with the acquisitions of LowerMyBills.com and Affiliate Fuel. LowerMyBills.com helps consumers obtain better deals on their recurring monthly expenses, such as mortgages, personal loans, credit cards and insurance. Affiliate Fuel is an advertising network that connects consumers to companies offering educational services.

Experian Interactive's strategy is to offer a wide range of products that assist consumers in managing the financial aspects of key life events, such as moving house or buying a car.

LowerMyBills.com is helping to establish Experian as a trusted source of information for consumers undertaking financial transactions over the Internet



Jamie Fiore is Marketing Campaign Manager at LowerMyBills.com, where she is responsible for developing and executing its online advertising to attract consumers to the website.

Burberry's Cinda bag became one of the year's must-have fashion accessories.



Burberry


01
69
02
90
03
117
04
141
05
166

Burberry operating profit
£ million

Burberry has continued to build on its unique position as the authentic British lifestyle brand. Its solid performance reflects the balance and diversity of the business across products, channels and regions.

In the year under review, at constant exchange rates, Burberry sales increased by 10% and operating profit by 21%, with good growth across all distribution channels. Burberry also completed £58m of its share repurchase programme of approximately £250m announced in November 2004.

The management team was further strengthened during the year with the appointment to the Burberry Board of Brian Blake, Worldwide President and Chief Operating Officer of Burberry. He joined Burberry in June 2004 from the Gucci Group, where he held the position of Executive Vice President.

Products

Burberry continued to introduce contemporary designs to strong consumer response. Womenswear achieved 11% underlying growth, with the Burberry Prorsum collections a particular highlight, receiving excellent press reviews. Menswear benefited from the trend towards a more sartorial style of dressing and saw underlying growth of 6%.

Accessories also saw good growth at 8%, particularly for small leather goods and new contemporary handbag designs such as the Cinda bag, which became one of the year's must-have fashion accessories. Burberry Brit for Men joined the family of Burberry fragrances and was launched to outstanding consumer response. At the annual Fragrance Foundation Awards in New York, Burberry won three awards, including Best Men's Luxe Fragrance.

Channels

Burberry achieved growth across each of its distribution channels – retail, wholesale and licensing.

Burberry's retail expansion continued on target, with average selling space increasing by approximately 9%. A total of 12 new retail stores and concessions were opened, including Burberry's first in Rome. Several key stores also underwent refurbishment.

In wholesale, Burberry continued to concentrate on key accounts in developed markets, while using the channel selectively to develop emerging markets such as China, the Middle East, Russia and South America.

Regions

Burberry achieved good results across its trading regions, notably US, Europe and Asia.

In Japan, Burberry continued its programme of enhancing its brand positioning and taking greater control of the non-apparel licences. Asia saw strong demand from Chinese consumers, while new stores helped fuel US growth.

Lewis Group

Lewis Group delivered another excellent performance, strengthening its position as one of the leading furniture and appliance retailers in Southern Africa. This was Lewis Group's first set of full-year results as a listed company, following its successful partial flotation in September 2004.

Sales for the year increased by 11% to £187m and operating profit by 21% to £55.4m at constant exchange rates. This was helped by an increasingly buoyant trading environment in South Africa, stimulated by a decline in interest rates, reductions in income tax and above-inflation wage increases.

In May 2005, GUS successfully sold its remaining stake in Lewis Group for £140m, bringing the total proceeds of the sale to £245m.

Summary

GUS has completed another successful year. ARG, Experian and Burberry have each reported record profits.

Our strategic review has already resulted in the successful sale of the Lewis Group and the announcement of a demerger of our remaining 66% stake in Burberry later in the year.

We have concluded that, at the right time, shareholder value is likely to be further enhanced by separating ARG and Experian. Until such time, GUS will continue to drive sustainable growth in these businesses in the long-term interests of shareholders.

John Peace
Group Chief Executive

24 May 2005

Burberry opened 12 new stores during the year, including its first in Rome



Elisa Bruno is the General Manager of Burberry's new store in Via Condotti, Rome's most distinguished shopping street. She was responsible for hiring the store's 30-strong team before it opened in October 2004.

Board of directors



Sir Victor Blank (62)
Chairman

Sir Victor Blank was educated at Stockport Grammar School and St Catherine's College, Oxford. He qualified as a solicitor with the law firm Clifford-Turner (now Clifford Chance), becoming a partner in 1969. In 1981, he moved into investment banking with Charterhouse, becoming Chairman and Chief Executive in 1985. He was a director of The Royal Bank of Scotland Group plc from 1985 to 1993. He joined the Board of GUS in 1993.

Sir Victor retired from investment banking in 1997, having become Deputy Chairman of GUS the previous year. He became Chairman of GUS in 2000 and is also Chairman of Trinity Mirror plc.

Sir Victor is a member of the Financial Reporting Council and of the Council of Oxford University. He chairs two charities, WellBeing and UJS Hillel, as well as the Council of University College School.

Sir Victor is an Honorary Fellow of the Royal College of Obstetricians and Gynaecologists, an Honorary Fellow of St Catherine's College, Oxford, a Fellow of the Royal Society of Arts and Companion of the Institute of Management.



John Peace (56)
Group Chief Executive

John Peace joined the Board of GUS in 1997, becoming Group Chief Executive in January 2000. In June 2002, he was appointed Chairman of Burberry Group plc, in advance of its partial flotation by GUS in July 2002.

John Peace joined GUS in 1970 and held several senior IT management positions before co-founding CCN in 1980. This was the company formed by GUS to market information services to retailers and other lending organisations. In 1991, he was appointed Chief Executive of CCN, which was by then one of Europe's largest information services companies.

During the mid-nineties, CCN was combined with a number of other US and European businesses to form a global information services organisation called Experian, with John Peace as its Chief Executive worldwide.

John Peace is Chairman of the Board of Governors of Nottingham Trent University, a member of the Board of Companions of the Chartered Management Institute and a Fellow of the Royal Society of Arts.



David Tyler (52)
Group Finance Director

David Tyler graduated from Cambridge University, where he read Economics, in 1974.

He spent the first 11 years of his career working for Unilever in a variety of financial, commercial and strategic jobs. In 1986 he joined County NatWest where he worked in senior financial control roles. He then worked for Christie's International from 1989 to 1996 as Finance Director and as President of Christie's America.

David Tyler has been Group Finance Director of GUS since February 1997. Aside from his financial role, he also has responsibility for the development of Group strategy. He is a non-executive director of Burberry Group plc and Lewis Group Limited.

He is a Fellow of the Chartered Institute of Management Accountants and a Member of the Association of Corporate Treasurers.



John Coombe (60)
Non-executive director

John Coombe was educated at Haberdashers' Aske's School in Elstree and City of London College. He qualified as a chartered accountant with Dixon Wilson & Co in 1969, before taking up the position of Management Accountant at BOC Ltd. He moved to the Charterhouse Group plc in 1973 and became Group Treasurer, before being appointed Finance Manager of Charter Consolidated plc in 1984.

In 1986, John Coombe joined Glaxo Holdings as Group Financial Controller and, in 1992, was appointed Finance Director. He continued in this role through Glaxo's transformational mergers with Welcome and SmithKline Beecham, becoming Chief Financial Officer of GlaxoSmithKline plc in 2000. He retired from GlaxoSmithKline in March 2005.

John Coombe joined the Board of GUS in April 2005. His other business appointments include member of the Supervisory Board of Siemens AG, non-executive director of HSBC Holdings plc and member of the Code Committee of the Panel on Takeovers and Mergers. Until 2003, he was a member of the UK Accounting Standards Board. He is also a trustee of the Royal Academy of Arts, where he chairs the audit committee.



Andy Hornby (38)
Non-Executive Director

Andy graduated from Oxford University, with an MA in English, before joining the Boston Consulting Group where he spent three years working principally on media and retail projects. From there he went to Harvard Business School and obtained an MBA. On his return, Andy joined Blue Circle, where from 1993 to 1995 he was Business Development Director of Blue Circle Home Products. He moved from there to ASDA where he held a number of senior general management roles culminating in him becoming Managing Director of George, ASDA's clothing business.

In November 1999, Andy joined the board of Halifax as Chief Executive, Halifax Retail. Following the merger of Bank of Scotland and Halifax in September 2001, he became Chief Executive of the Retail Division of HBOS plc, a position he currently holds.

Andy joined the Board of GUS in January 2004.



Oliver Stocken (63)
Non-Executive Director

After qualifying with Arthur Andersen, Oliver Stocken became a director of NM Rothschild & Sons and subsequently Managing Director of Barclays Australia and of Barclays Merchant Bank in London.

At the inception of BZW Holdings in 1986 he was a member of the Board, becoming Chief Operating Officer in 1990 and later Finance Director. In May 1993 he became Group Finance Director, Barclays PLC, finishing this role in September 1999.

Oliver Stocken was appointed to the Board of GUS in April 2000 and chairs the Audit Committee. He is Deputy Chairman of 3i plc and a non-executive director of The Rank Group plc, Standard Chartered plc, Pilkington plc, Searchspace Group Limited, Rutland Trust plc and Stanhope plc.

Oliver Stocken is also a Trustee of the Natural History Museum; Council Member and Treasurer of the Royal College of Art; Treasurer and Member of the Committee of the MCC, and Trustee of the Henley River & Rowing Museum.



Don Robert (46)
Chief Executive Officer
Experian Group

Don Robert graduated from Oregon State University with a degree in Business Administration. He began his career with U.S. Bancorp, a multi-state bank holding company, where he held positions of increasing responsibility over 15 years. From there he joined Credco, Inc., the nation's largest specialist credit reporting company, as President. In 1995, Credco was acquired by First American Corporation and over the next six years Don Robert held positions as Executive Vice President of Mortgage Origination Services and President of First American's Consumer Information and Services Group.

In 2001, Don Robert joined Experian from First American, becoming Chief Executive Officer of Experian North America in December 2002. In February 2005, he took responsibility for Experian globally as Chief Executive Officer of Experian Group.

Don Robert joined the Board of GUS in April 2005. His other business appointments include director and compensation committee chairman of First Advantage Corporation, member of the Chapman University Board of Counselors and past Chairman of the Consumer Data Industry Association.



Terry Duddy (49)
Chief Executive,
Argos Retail Group

Terry Duddy began his career at Letraset in 1978, initially in personnel management and later in product management. He joined the Dixons Stores Group in 1984, where he held various commercial positions, including Sales Director of Currys, Product Marketing Director of the Dixons Stores Group and, latterly, Managing Director of PC World.

Terry Duddy joined GUS in August 1998 as Chief Executive of the newly acquired Argos, becoming a director of GUS later that year. In 2000 he was appointed Chief Executive of the Argos Retail Group.

Secretary
Gordon Bentley

Auditors
PricewaterhouseCoopers LLP

Stockbrokers
JPMorgan Cazenove
Merrill Lynch

Solicitors
Linklaters
Berwin Leighton Paisner

Registered Office
One Stanhope Gate
London W1K 1AF
Company No.146575

Registrars and Transfer Office
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA

Corporate Governance Committee
Sir Victor Blank (Chairman)
John Peace
Sir Alan Rudge
Gordon Bentley

Audit Committee
Oliver Stocken (Chairman)
John Coombe
Andy Hornby
Frank Newman
Lady Patten
Sir Alan Rudge

Remuneration Committee
Lady Patten (Chairman)
John Coombe
Andy Hornby
Frank Newman
Sir Alan Rudge
Oliver Stocken

Nomination Committee
Sir Victor Blank (Chairman)
John Coombe
Andy Hornby
Frank Newman
Lady Patten
John Peace
Sir Alan Rudge
Oliver Stocken



Lady Patten of Wincanton (51)
Non-Executive Director

Louise Patten joined the Board of GUS in 1997 and chairs the Remuneration Committee. She is also Chairman of Brixton plc and a non-executive director of Bradford & Bingley plc and Somerfield plc, as well as Senior Adviser to Bain & Co.

Louise graduated from Oxford University in 1977 and went from there to Citibank. She remained in banking until 1985, when she moved into management consultancy. In 1993, Louise joined Bain & Co, the global strategy consultancy, as a partner.

Louise has considerable experience as a non-executive director. She was a director of Hilton plc from 1993-2003, Harveys Furnishings plc from 1993–2000 and the Catholic Building Society from 1993–1997. Louise is senior non-executive director and remuneration committee chairman of Somerfield plc, whose board she joined in 1998, and was its interim Chairman from 1999–2000. In 2001, she joined the Board of Brixton plc as a non-executive director, taking over the chairmanship of Brixton in May 2003. In December 2003, Louise was appointed a non-executive director of Bradford & Bingley plc.



Sir Alan Rudge (67)
Non-Executive Director

Sir Alan Rudge was Deputy Chief Executive of BT until November 1997 and Chairman of WS Atkins until March 2001. He joined the Board of GUS in 1997 and until March 2005 was President of CELTEL International BV and a non-executive director on the Board of SESA AG. He is currently Chairman of the ERA Foundation Ltd and Pro Chancellor of Surrey University. Sir Alan is the senior independent director of GUS.

Sir Alan has a PhD in Electrical Engineering and is a Fellow of the Royal Society and the Royal Academy of Engineering. He is a past President of the Institution of Electrical Engineers and past Chairman of the Engineering and Physical Sciences Research Council.



Frank Newman (63) (USA)
Non-Executive Director

Frank Newman, who joined the Board of GUS in 2001, is Chairman Emeritus of Bankers Trust Corporation, having served as its Chairman and Chief Executive Officer from 1995 to 1999. He now serves as the Acting Chairman of Shenzhen Development Bank.

Before joining Bankers Trust, Mr Newman was the Deputy Secretary of the United States Treasury Department. He served in the Treasury Department from early 1993 until late 1995. As Deputy Secretary, Mr Newman was the number two official and Chief Operating Officer of the department.

Previously, Mr Newman spent six years with BankAmerica Corporation, where he was Chief Financial Officer and Vice-Chairman of the Board. Prior to joining BankAmerica in 1986, he was Executive Vice President and Chief Financial Officer of Wells Fargo Bank.

Mr Newman is a director of Dow Jones & Company and Shenzhen Development Bank. He is a member of the advisory board of Renault and Nissan. He is also a board member of three public-purpose organisations: the Carnegie Hall Society, Cornell University Weill Medical College, and MDRC (public policy research).

Profit and loss account



6,041
6,457
7,108
7,548
7,787
'01
'02
'03
'04
'05

Total sales
£ million



487
552
642
827
910
'01
'02
'03
'04
'05

Profit before amortisation of goodwill, exceptional items and tax
£ million

Sales

Sales increased by 3% from £7,548m to £7,787m, while sales from continuing operations increased by 7% from £7,119m to £7,600m. At constant exchange rates, sales from continuing operations were 8% higher than last year.

Sales at Argos Retail Group increased by 7% on last year while, at constant exchange rates, sales at Experian and Burberry grew by 18% and 10% respectively. Following the sale of the Group's remaining interest in Lewis Group in May 2005, the sales of Lewis Group have been reported as discontinued. Sales from discontinued operations in the prior year also include £269m of sales relating to the home shopping and Reality businesses which were sold in May 2003.

Profit

Underlying profit before amortisation of goodwill, exceptional items and taxation increased by 10% to £910m. The improvement reflects a focus on our core businesses where profitability has risen.

Argos Retail Group earned an operating profit of £421m, a rise of 10% before one-off charges of £35m. The one-off charges in 2005 relate to the moving of about 500 Homebase employees to Milton Keynes (£18m) and a fine imposed on Argos by the Office of Fair Trading (£16m).

Experian's operating profit increased by 13% from £282m to £318m. Earnings at Experian from continuing activities grew by 16% at constant exchange rates with the reported operating profit of £318m adversely impacted by £17m as a result of the weaker dollar.

Burberry's operating profit of £166m was 17% higher than the £141m achieved last year. At constant exchange rates Burberry's operating profit rose by 21%.

Interest

At £26m, interest costs were £28m lower than last year, with the reduction occurring mainly in the first half. This principally reflects the interest benefit from selling various businesses.

Exceptional items

An exceptional loss of £10m was recorded during the year. The significant exceptional items were the £20m profit on the partial IPO of Lewis Group and a £27m charge associated with the disposal in May 2003 of the Group's home shopping and Reality businesses.

Taxation

The Group's effective tax rate for the year, based on profit before amortisation of goodwill and before profit and losses on sale of businesses was 24.3%. This compares to 23.4% in the previous financial year. The Group's effective rate of tax is expected to increase by about 2% in 2006, on a UK GAAP basis, mainly as a result of our current understanding of recent proposed changes in UK tax legislation.

Minority interests

Profit attributable to equity minority interests in 2005 of £49m relates mainly to the share of profit attributable to the minority shareholders of Burberry and Lewis Group.

The minority share of the net assets of Burberry and Lewis Group is included within minority interests on the balance sheet.

Earnings per share

Basic earnings per share before goodwill amortisation and exceptional items were 63.8p in the year ended 31 March 2005 compared to 60.7p last year, a rise of 5%.

Pensions

The Group's two major UK defined benefit pension schemes had modest deficits at 31 March 2004. To improve the funding of these schemes, the Group again made voluntary special contributions totalling £76m in March 2005 (2004: £100m).

Under FRS 17, the deficit at 31 March 2005 for all retirement benefit schemes is £78m, net of tax relief. This is after taking into account the special contributions. It should be noted that the deficit is less than 1% of the Group's market capitalisation and can prudently be resolved over a period of time.

Accounting policies and standards

No new Financial Reporting Standards have been adopted in this financial year. The 2004 cash flow statement and balance sheet have been restated as a consequence of the adoption of UITF 37 and UITF 38 which require own shares held by the Company and ESOP trusts to be deducted in arriving at shareholders' funds. There is no profit impact.

The results included for Homebase in the current year are for the twelve months ended 28 February as Homebase prepares its financial statements to the end of February to avoid distortions relating to the timing of Easter and related promotions and trading patterns.



37.2
41.7
47.8
60.7
63.8
'01
'02
'03
'04
'05

Adjusted basic earnings per share*
pence

*Before amortisation of goodwill and exceptional items



21.0
21.7
23.3
27.0
29.5
'01
'02
'03
'04
'05

Dividend per share
pence

Summary group profit and loss account

for the years ended 31 March	2005 Before Exceptional Items £m	2005 Exceptional Items £m	2005 Total £m	2004 Total £m
Sales	**7,787**	**–**	**7,787**	7,548
Continuing operations	**7,600**	**–**	**7,600**	7,119
Discontinued operations	**187**	**–**	**187**	429
Operating profit	**685**	**(5)**	**680**	619
Continuing operations	**630**	**1**	**631**	575
Discontinued operations	**55**	**(6)**	**49**	44
Share of operating profit of associated undertakings – continuing operations	**44**	**–**	**44**	46
Profit on Initial Public Offering of Lewis Group – discontinued operations	**–**	**26**	**26**	–
Share of operating profit of BL Universal PLC (joint venture) – discontinued operations	**–**	**–**	**–**	18
Profit on disposal of shares in Burberry – continuing operations	**–**	**3**	**3**	157
Disposal of home shopping and Reality businesses – discontinued operations	**–**	**(27)**	**(27)**	(36)
Loss on sale of interest in BL Universal PLC – discontinued operations	**–**	**–**	**–**	(5)
Loss on sale of other businesses – continuing operations	**–**	**(7)**	**(7)**	(53)
Net interest	**(26)**	**–**	**(26)**	(54)
Profit on ordinary activities before taxation	**703**	**(10)**	**693**	692
Taxation on profit on ordinary activities			**(221)**	(192)
Profit on ordinary activities after taxation			**472**	500
Equity minority interests			**(49)**	(27)
Profit for the year			**423**	473
Dividends			**(293)**	(271)
Retained profit for the year			**130**	202
Profit before amortisation of goodwill, exceptional items and taxation			**910**	827
Adjusted basic earnings per share			**63.8p**	60.7p
Adjustments: Effect of amortisation of goodwill			**(20.5)p**	(19.1)p
Effect of exceptional items			**(1.0)p**	5.8p
Basic earnings per share			**42.3p**	47.4p
Adjusted diluted earnings per share			**63.0p**	60.1p
Diluted earnings per share			**41.7p**	47.0p

Divisional analysis

for the years ended 31 March

	Sales		Profit before taxation	
	2005	2004	**2005**	2004
	£m	£m	**£m**	£m
Argos Retail Group				
Continuing operations:				
Argos	**3,652**	3,384	**309.6**	297.4
Homebase	**1,580**	1,483	**91.8**	102.2
Financial Services	**81**	60	**0.2**	(5.5)
Wehkamp	**222**	235	**19.9**	21.4
	5,535	5,162	**421.5**	415.5
Discontinued operations	**–**	269	**–**	–
	5,535	5,431	**421.5**	415.5
Experian				
Experian North America	**724**	703	**188.2**	179.6
Experian International	**638**	583	**130.1**	102.6
	1,362	1,286	**318.3**	282.2
Burberry	**715**	676	**165.7**	141.2
Lewis – discontinued operations	**187**	160	**55.4**	43.5
Property – discontinued operations	**–**	–	**–**	18.0
Central activities	**–**	6	**(24.1)**	(19.9)
	7,799	7,559	**936.8**	880.5
Inter-divisional sales (principally Experian)	**(12)**	(11)		
	7,787	7,548		
Net interest			**(26.4)**	(53.9)
Profit before amortisation of goodwill, exceptional items and taxation			**910.4**	826.6
Amortisation of goodwill			**(207.3)**	(192.6)
Exceptional items			**(10.0)**	58.3
Profit on ordinary activities before taxation			**693.1**	692.3

The profit of Argos for the financial year ended 31 March 2005 is after charging £16.2m in respect of the OFT fine. The profit of Homebase included in the Group's results for the year ended 31 March 2005 is after charging £18.3m in respect of reorganisation costs.

The profit of Finanicial Services is after deducting funding costs.

On 19 May 2005, the Group announced the sale of its remaining interest in Lewis Group Limited and its results have been classified as discontinued.

The profit of the Property Division, in the year ended 31 March 2004, represents the Group's share of the operating profit of the BL Universal PLC up to the date of its sale on 17 November 2003.

Amortisation of goodwill includes £127m (2004 £127m) relating to Argos Retail Group, £73m (2004 £59m) relating to Experian and £7m (2004 £7m) relating to Burberry.

Cash flow and balance sheet

Cash flow

The Group's free cash flow before acquisitions and divestments, dividends, share buybacks and special pension contributions amounted to £374m compared to £354m in the previous year. Capital expenditure in 2005 was £390m, £84m higher than last year. Capital expenditure was equivalent to 146% of the depreciation charge in 2005.

Summary cash flow statement

for the years ended 31 March	2005 £m	2004 (Restated) (Note 1) £m
Operating profit before interest, amortisation of goodwill and exceptional items	**937**	880
Amortisation of Burberry shares	**7**	1
Depreciation	**267**	275
Capital expenditure	**(390)**	(306)
Change in working capital	**(167)**	(272)
Operating cashflow	**654**	578
Interest	**(42)**	(48)
Corporation Tax	**(238)**	(176)
Free cash flow	**374**	354
Acquisitions and divestments	**(78)**	705
Dividends	**(281)**	(244)
Share buyback – GUS	**(200)**	–
Share buyback – Burberry	**(22)**	–
Special pension contribution	**(76)**	(100)
Net cash (outflow)/inflow	**(283)**	715
Foreign exchange movements	**56**	179
Movement in net debt	**(227)**	894
Opening Net debt	**(1,200)**	(2,094)
Closing Net debt	**(1,427)**	(1,200)

Note 1 – restated for UITF37 and UITF38 – see accounting policies and standards on page 18

Net debt

Free cash flow was used to fund acquisitions of £181m, dividends of £281m, GUS and Burberry share repurchases of £222m and special pension contributions of £76m. After disposal proceeds of £103m, net cash outflow for the year was £283m. After the positive impact of exchange rates (£56m), net debt on the GUS balance sheet at 31 March 2005 increased by £227m to £1,427m, up from £1,200m at 31 March 2004.

Balance sheet

Shareholders' funds amount to £2,810m (2004: £2,811m). This is equivalent to 276p per share compared with 277p last year.

Total shareholder return (the increase in the value of a share including reinvested dividends) has been 188% over the five years to 31 March 2005. This compares favourably with the total shareholder return for the average FTSE 100 company which was minus 10% over the same period.

Summary balance sheet

as at 31 March	2005 £m	2004 (Restated) (Note 1) £m
Fixed assets	**3,774**	3,638
Current assets	**3,130**	3,076
Short term creditors	**(1,983)**	(2,221)
Net current assets	**1,147**	855
Total assets less current liabilities	**4,921**	4,493
Long term creditors	**(1,750)**	(1,433)
Provisions	**(101)**	(89)
Net assets	**3,070**	2,971
Total equity shareholders' funds	**2,810**	2,811
Equity minority interests	**260**	160
Capital employed	**3,070**	2,971

Note 1 – restated for UITF37 and UITF38 – see accounting policies and standards on page 18

Independent auditors' statement to the members of GUS plc

We have examined the Summary Financial Statement of GUS plc.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the Annual Review and Summary Financial Statement 2005 in accordance with applicable law.
Our responsibility is to report to you our opinion on the consistency of the Summary Financial Statement within the Annual Review and Summary Financial Statement 2005 with the Annual Financial Statements 2005, the directors' report and the report on the directors' remuneration and related matters and its compliance with the relevant requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Annual Review and Summary Financial Statement 2005 and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary Financial Statement.

This statement, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 251 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of opinion

We conducted our work in accordance with Bulletin 1999/6 'The auditors' statement on the summary financial statement' issued by the Auditing Practices Board for use in the United Kingdom.

Opinion

In our opinion the Summary Financial Statement 2005 is consistent with the Annual Financial Statements 2005 and the directors' report and the report on directors' remuneration and related matters of GUS plc for the year ended 31 March 2005 and complies with the applicable requirements of Section 251 of the Companies Act 1985, and the regulations made thereunder.

PricewaterhouseCoopers LLP
Chartered Accountants and
Registered Auditors

Manchester
24 May 2005

The summary financial statement on pages 19 to 21 was approved by the Board on 24 May 2005.

John Peace
David Tyler
Directors

Summary directors' remuneration report

Remuneration Committee

Both the level and structure of executive directors' pay, and that of selected executives who report to the executive directors, are decided by the Remuneration Committee. The remuneration of non-executive directors and the Chairman is a matter reserved for the Board as a whole. The Remuneration Committee is a Board committee consisting exclusively of independent non-executive directors: Lady Patten (Chairman), John Coombe, Andy Hornby, Frank Newman, Sir Alan Rudge and Oliver Stocken.

Policy statement

The key principles on which our remuneration structure is founded are as follows:

1. To provide competitive performance-related compensation which influences performance, and helps attract and retain executives by providing the opportunity to earn substantial rewards for outstanding performance.
2. To apply demanding performance conditions to deliver sustained profitable growth in all our businesses, thereby aligning incentives to shareholders' interests.
3. To provide a balanced portfolio of incentives – bonus, options and shares.
4. To pay market-competitive base salary levels but no higher than this.
5. To provide accountability and transparency.

Consistent with our strategy, salaries are set on the basis of mid-market practice amongst UK companies of comparable size. Performance-related incentives are targeted at upper quartile levels for outstanding performance to produce a highly leveraged package if our growth objectives are attained.

Pensions

During the year, there were four directors for whom retirement benefits were accruing under defined benefit schemes. Craig Smith had a money purchase pension arrangement for which contributions in the year under review amounted to $2,687 and a cash sum for investment at his discretion of $143,000. Terry Duddy had a cash allowance above the current pensions cap and received a payment of £261,280 in the year under review.

A number of former directors receive pensions from GUS plc under ex-gratia arrangements. Pensions paid in the year totalled £434,197 (2004: £440,055).

Compliance

The constitution and operation of the Remuneration Committee are in compliance with the principles of good governance and the Combined Code on corporate governance appended to the Listing Rules of the Financial Services Authority.

A summary of directors' emoluments and interests, including executive share options is set out on page 23. A more detailed analysis is provided in the Annual Report and Financial Statements 2005.

Performance graph

The following performance graph shows the total shareholder return ('TSR') for GUS versus the FTSE 100 for the last five financial years.



Value of £100 invested in March 2000 – shown on a monthly basis
GUS
FTSE 100 Index
Source: Kepler
£350
£300
£250
£200
£150
£100
£50
£0
Mar 00
Mar 01
Mar 02
Mar 03
Mar 04
Mar 05

Co-investment Plan

Directors are given the opportunity to defer receipt of their annual bonus and have it invested in GUS shares. The number of shares acquired on behalf of the executive is matched on a sliding scale depending on the achievement against target for the relevant financial year. For the year ending 31 March 2004, John Peace, Terry Duddy and David Tyler received a bonus of 100 per cent of base salary and chose to invest the whole of their 'net' bonus. The invested shares so purchased on their behalf are included in the table of directors' interests appearing on page 23. The related matching shares under these arrangements are not released until the expiry of a three-year period and the right to these shares is forfeited if a director resigns before then. The contingent cumulative interests in such shares are: John Peace (550,014 shares), Terry Duddy (511,257 shares), and David Tyler (323,863 shares).

Directors' interests

The beneficial interests of the directors, together with non-beneficial interests, in the Ordinary shares of the Company and in the Ordinary shares of Burberry Group plc, being a body corporate of the same group, are shown on page 23. Share options granted to directors and awards under the Performance Share Plan are shown on page 23. The contingent interests in matching shares under the Co-investment Plan are shown above. Save for the disclosures in relation to Burberry shares, the directors have no interests in the debentures of the Company or in any shares or debentures of the Company's subsidiaries.

Directors' emoluments

for the years ending 31 March	Salary £'000	Annual bonus £'000	Taxable benefits £'000	**Total 2005 £'000**	Total 2004 £'000
Executive directors					
Terry Duddy	670	670	24	**1,364**	1,285
John Peace	760	760	30	**1,550**	1,432
Alan Smart (to 4 October 2004)	68	64	6	**138**	250
Craig Smith (to 20 July 2004)	129	129	6	**264**	803
David Tyler	470	470	19	**959**	858
Non-executive directors					
Sir Victor Blank	383	–	33	**416**	357
Lord Harris of Peckham (to 21 July 2004)	10	–	–	**10**	48
Andy Hornby (from 21 January 2004)	55	–	–	**55**	6
Frank Newman	55	–	–	**55**	48
Lady Patten of Wincanton	77	–	–	**77**	67
Sir Alan Rudge	65	–	–	**65**	56
Oliver Stocken	77	–	–	**77**	67

Share option and incentive arrangements

Executive Share Option Scheme	Options held 31 March 2004	Granted in year[1]	Exercised in year	Options held 31 March 2005	Notional gain on exercise £'000	Range of exercise prices p
Terry Duddy	316,415	82,797	–	399,212	–	612.7 – 809.2
John Peace	399,020	93,919	–	492,939	–	612.7 – 809.2
Alan Smart	67,380	–	–	67,380	–	612.7 – 675.5
Craig Smith	470,595	44,726	515,321	–	980	612.7 – 809.2
David Tyler	309,842	58,082	189,474	178,450	471	653.0 – 809.2

Performance Share Plan	Shares awarded at 31 March 2004	Awarded in year	Vested in year[3]	Share price at vesting p	Shares awarded at 31 March 2005
Terry Duddy	203,798	82,797	37,538	842.1	249,057
John Peace	252,129	93,919	48,963	842.1	297,085
Alan Smart	30,342	–	–	–	30,342
Craig Smith [4]	21,138	2,042	–	–	23,180
David Tyler	148,930	58,082	28,562	842.1	178,450

(1) Options granted in the year were at the exercise price of 809.2p.

(2) The remuneration of non-executive directors does not include share options. However, as previously reported, the non-executive directors received, in 2001, invitations to participate in the Company's SAYE share option scheme. This was a one-off arrangement. Executive directors in the UK participate in the Company's SAYE share option scheme.

As at 31 March 2004 and 2005, Sir Victor Blank, Terry Duddy, John Peace, Oliver Stocken and David Tyler held 4,394 options, at an option price of 384p, under the SAYE share option scheme. The options will be exercisable from 1 May 2006.

During the year under review, Lord Harris and Lady Patten exercised 2,522 options brought forward, at an option price of 384p. The GUS share price on date of exercise was 785.0p and 809.5p respectively. As at 31 March 2005, Lord Harris and Lady Patten had no options outstanding under this Scheme.

(3) 100 per cent of the awards made under the Performance Share Plan in June 2001 vested on 11 June 2004 following confirmation that the GUS total shareholder return for the performance period was in the upper quartile in relation to the total shareholder return of a comparator group and confirmation from the Remuneration Committee that the underlying performance of the Company during the performance period had been satisfactory.

(4) Craig Smith's Performance Share Plan awards remain in force until their normal vesting date, subject to the satisfaction of the performance conditions, but, as a result of his death, the entitlement has been restricted on a time pro-rated basis.

Summary of directors' interests

	Beneficial holdings		Non-beneficial holdings		Burberry Group plc	
	31 March 2005	31 March 2004	31 March 2005	31 March 2004	31 March 2005	31 March 2004
Executive directors						
Sir Victor Blank	225,000	210,000	3,000	3,000	–	–
Terry Duddy	151,524	107,383	–	–	22,000	–
Andy Hornby	5,420	2,920	–	–	–	–
Frank Newman	7,500	5,000	–	–	–	–
Lady Patten of Wincanton	16,370	12,370	–	–	–	–
John Peace	294,154	245,109	–	–	50,000	16,000
Sir Alan Rudge	11,450	8,950	–	–	–	–
Oliver Stocken	31,500	27,022	–	–	–	–
David Tyler	182,893	153,466	–	–	16,000	16,000

Summary directors' report

Principal activities and business review
GUS is a retail and business services group. Its activities comprise general merchandise retailing through Argos Retail Group; information and customer relationship management services through Experian; and luxury goods through a majority shareholding in Burberry. A review of the results for the year and an indication of future developments appear on pages 4 to 15.

Profit and dividends
The Summary Group profit and loss account on page 19 shows a profit for the financial year of £423m (2004: £473m). The directors recommend the payment of a final dividend of 20.5p per ordinary share to be paid on 5 August 2005 to shareholders on the register on 8 July 2005. An interim dividend of 9.0p per ordinary share was paid on 4 February 2005 giving a total dividend for the year of 29.5p (2004: 27.0p).

Directors
The names and biographical details of the directors are shown on pages 16 and 17. Don Robert and John Coombe joined the Board on 1 April 2005. As the appointments were made after the last Annual General Meeting, each will retire in accordance with the Company's Articles of Association and resolutions proposing their election will be proposed at this year's Annual General Meeting. The directors retiring by rotation at this year's Annual General Meeting are John Peace, Terry Duddy and Frank Newman who each being eligible, offer themselves for re-election.

Craig Smith died on 21 July 2004. Lord Harris left the Board at the Annual General Meeting in 2004 and Alan Smart left the Board on 4 October 2004.

Corporate governance
The Board is committed to good governance and supports the principles contained in the Combined Code. In the Annual Report and Financial Statements there is a statement describing how GUS has applied the main and supporting principles set out in the Code.

Acquisitions and disposals
The partial flotation of Lewis Group Limited in South Africa was successfully completed in September 2004 through an initial public offering which saw approximately 46 per cent of Lewis Group shares pass to external investors. This transaction produced net proceeds of £105m for GUS.

The cash cost of acquisitions amounted to £181m, all of which were made by Experian. They included the acquisition of QAS, a leading supplier of address management software in the UK (for a net cost of £90m), and Simmons, a market research company in the US.

Post balance sheets events
On 18 April 2005 the Group announced that Argos had agreed to buy 33 Index stores and the Index brand from Littlewoods Limited. The purchase price is £44m payable in cash upon completion, which is expected to be in July 2005.

On 5 May 2005 the Group announced that Experian had acquired the whole of the share capital of LowerMyBills.com, a leading online generator of mortgage and other loan application leads in the United States. The purchase price is $330m, plus a maximum performance related earn-out of $50m over the next two years.

On 19 May 2005 the Group announced that it had successfully completed the offering of its remaining stake in Lewis Group, realising proceeds of £140m.

Corporate responsibility
The Corporate Responsibility Report is published on the Company's website instead of in hard copy form. A brief printed summary is available on request from the Company Secretary.

The Group's support for charitable causes is mainly channelled through the work of the GUS Charitable Trust. The Trust's income from the Company in respect of the financial year was £1.4m. In that year, the Trust made awards totalling £1.1m. The Group also contributed £0.3m to the Tsunami Disaster Appeal.

Annual General Meeting
The eighty-seventh Annual General Meeting of the Company will be held at the Radisson SAS Portman Hotel, 22 Portman Square, London W1H 9FL at 11.30am on Wednesday, 20 July 2005. The Notice of Meeting is included in a separate circular to shareholders which accompanies this Annual Review. It is also available on the Company's website: www.gusplc.com.

Summary financial statement
The summary financial statement on pages 19 to 21, the summary directors' report on page 24 and the summary directors' remuneration report on pages 22 and 23 are a summary of information in the Annual Report and Financial Statements 2005. This summary financial statement does not contain sufficient information to allow as full an understanding of the results and state of affairs of the Company or of the Group as would be provided by the Annual Report and Financial Statements 2005. Shareholders requiring more detailed information have the right to obtain, free of charge, a copy of the Annual Report and Financial Statements 2005.

The directors' report, the financial statements and auditors' report on those financial statements, which is unqualified, are contained in the Annual Report and Financial Statements 2005. The auditors' report did not contain a statement under either S237(2) of the Companies Act 1985 (inadequate accounting records or return, or accounts not agreeing with records and returns) or S237(3) (failure to obtain necessary information and explanations).

Copies of the Annual Report and Financial Statements 2005 may be obtained free of charge by writing to:

The Company Secretary
GUS plc
One Stanhope Gate
London W1K 1AF

Tel: +44 (0)207 495 0070
Fax: +44 (0)207 495 1567

Shareholders wishing to receive the Annual Report and Financial Statements as well as the Annual Review and Summary Financial Statement in future years should write to this address.

The Company has a website which contains up to date information on Group activities and published financial results. The maintenance and integrity of this website is the responsibility of the directors. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Shareholder information

Ordinary shareholders

There were 49,223 holders of Ordinary shares at 31 March 2005 and their holdings can be analysed as follows:

	Number of shareholders	Percentage of total number of shareholders	Number of Ordinary shares '000s	Percentage of Ordinary shares
Over 1,000,000	182	0.4	731,101	71.9
100,001 – 1,000,000	535	1.1	173,575	17.0
10,001 – 100,000	1,530	3.1	46,179	4.5
5,001 – 10,000	1,979	4.0	13,886	1.4
2,001 – 5,000	7,484	15.2	23,146	2.3
1 – 2,000	37,513	76.2	29,349	2.9
	49,223	100.0	1,017,236	100.0

Shareholders are further analysed as follows:

	Number of shareholders	Percentage of total number of shareholders	Number of Ordinary shares '000s	Percentage of Ordinary shares
Corporates	11,906	24.2	949,657	93.4
Individuals	37,317	75.8	67,579	6.6
	49,223	100.0	1,017,236	100.0

Registrar

Enquiries concerning holdings of the Company's shares and notification of the holder's change of address should be referred to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA (telephone: 0870 600 3987). A text phone facility for those with hearing difficulties is available by telephoning 0870 600 3950.

Electronic communications

Shareholders can arrange to receive future GUS annual and interim reports electronically and to submit voting instructions online at shareholder meetings by registering at www.shareview.co.uk/gusplc. This service is provided by Lloyds TSB Registrars and gives access to a comprehensive range of shareholder information, including dividend payment details.

GUS website

A full range of investor relations information on GUS is available at www.gusplc.com. This includes webcasts of results presentations given to analysts and fund managers together with the slides accompanying those presentations.

Dividend Reinvestment Plan

The GUS Dividend Reinvestment Plan ('DRIP') enables shareholders to use their cash dividends to purchase GUS shares. Shareholders who wish to participate in the DRIP for the first time, in respect of the final dividend to be paid on 5 August 2005, should return a completed and signed DRIP mandate form to be received by the Registrar, by no later than 15 July 2005. For further details please contact Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA (telephone: 0870 241 3018).

Share price information

The latest GUS share price is available on the GUS website (www.gusplc.com) and also on the Financial Times Cityline Service (telephone: 0906 843 2740 (calls charged at 60p per minute)).

Share dealing facility

Existing or potential investors can buy or sell GUS shares using a postal dealing service provided by JPMorgan Cazenove Limited, 20 Moorgate, London EC2R 6DA (telephone: 020 7155 5155).

Financial calendar and Annual General Meeting arrangements

Annual General Meeting and first quarter trading update	20 July 2005
Final dividend record date	8 July 2005
Final dividend to be paid	5 August 2005
First half trading update	12 October 2005
Interim results announcement	17 November 2005
Third quarter trading update	January 2006
Second half trading update	April 2006
Preliminary announcement of annual results	24 May 2006

The Annual General Meeting will be held at the Radisson SAS Portman Hotel, 22 Portman Street, London W1H 9FL and begins at 11.30am on Wednesday, 20 July 2005.

Registered office

GUS plc, One Stanhope Gate, London, W1K 1AF

Design and production by Accrue®













Burberry

18-22 Haymarket
London SW1Y 4DQ
United Kingdom
T +44 (0)20 7968 0000
www.burberry.com

Argos Retail Group

489-499 Avebury Blvd
Saxon Gate West
Central Milton Keynes
MK9 2NW
United Kingdom
T +44 (0)1908 690333
F +44 (0)1908 692301
www.argos.co.uk
www.homebase.co.uk

Experian North America

475 Anton Blvd
Costa Mesa CA 92626
United States
T +1 714 830 7000
F +1 714 830 2449
www.experian.com

Experian International

Talbot House
Talbot Street
Nottingham NG80 1TH
United Kingdom
T +44 (0)115 941 0888
F +44 (0)115 934 4905
www.experian.com

GUS

One Stanhope Gate
London W1K 1AF
United Kingdom
T +44 (0)20 7495 0070
F +44 (0)20 7495 1567
www.gusplc.com

Argos

HOMEBASE

experian

BURBERRY

Wehkamp

GUS plc

Annual General Meeting 2005

Exemption No
82 5017

GUS plc

(incorporated and registered in England No. 146575)

Registered Office:
One Stanhope Gate
London
W1K 1AF

20 June 2005

To holders of Ordinary shares

Dear Shareholder

Annual General Meeting: 20 July 2005

This letter accompanies the Annual Review and Summary Financial Statement 2005 of GUS plc ("the Company") and, for those shareholders who have elected to receive them, the full Annual Report and Financial Statements 2005.

The Notice of the Annual General Meeting of the Company and the resolutions to be proposed at that Meeting are set out on pages 3 to 6 of this document.

Resolutions 1 to 10 inclusive deal with the receipt of the report of the directors and the financial statements of the Company for the year ended 31 March 2005 together with the report of the auditors, the approval of the report on directors' remuneration and related matters, the declaration of a final dividend, the election and re-election of directors, the re-appointment of PricewaterhouseCoopers LLP as auditors and the authorisation of the directors to fix their remuneration.

Directors

I am pleased to welcome Don Robert and John Coombe to our Board following their appointment as executive and non-executive directors, respectively, on 1 April 2005. Don has played a key role in the successful repositioning of Experian's North American business and brings a wealth of experience in the information and financial services markets. John has wide ranging experience of successful growth on an international scale which, when combined with his knowledge of business and regulatory issues, makes him a very well-suited addition to our Board. The Board recommends that Don Robert and John Coombe be elected as directors at this year's Annual General Meeting.

In addition, John Peace and Terry Duddy, both executive directors, and Frank Newman, one of our non-executive directors, will be retiring by rotation. All three directors, being eligible, will offer themselves for re-election. The Board considers that the performance of each of these directors continues to be effective and that they have demonstrated commitment to the role. Accordingly, it recommends their re-election.

Biographical details of each of the directors seeking election or re-election are set out on pages 16 and 17 of the Annual Review and Summary Financial Statement 2005 and on pages 30 and 31 of the Annual Report and Financial Statements 2005.

Powers to allot shares and disapply pre-emption rights

Resolution 11, which will be proposed as an Ordinary Resolution, seeks to renew the directors' authority under Section 80 of the Companies Act 1985 to allot unissued share capital, this year up to an aggregate nominal amount of £58,182,492 being approximately 23 per cent of the Company's issued Ordinary share capital (excluding treasury shares) as at 25 May 2005 and representing the whole of the unissued Ordinary share capital. The Company held 18,640,000 treasury shares as at 25 May 2005.

Resolution 12, which will be proposed as a Special Resolution, renews the directors' power to allot shares for cash (including treasury shares) without offering those shares pro rata to existing shareholders, this year up to an aggregate nominal amount of £12,715,875 representing five per cent of the Company's issued Ordinary share capital as at 25 May 2005.

The directors consider that it is in the best interests of the Company and its shareholders generally that they should have the flexibility conferred by the above authorities to make small issues of shares for cash as suitable opportunities arise, although they have no present intention of exercising either of these authorities. If granted, both of these authorities will expire on the earlier of 19 October 2006 and the conclusion of the Annual General Meeting to be held in 2006.

Purchase of own shares

At the Annual General Meeting of the Company held on 21 July 2004, authority was given for the Company to make market purchases of up to approximately 9.8 per cent of the issued Ordinary share capital of the Company (excluding treasury shares). Since this authority expires at this year's Annual General Meeting, Resolution 13 will be proposed as a Special Resolution to renew the authority to purchase up to 99,000,000 Ordinary shares being approximately 9.9 per cent of the issued Ordinary share capital (excluding treasury shares) as at 25 May 2005.

During the year ended 31 March 2005, the Company purchased 22,140,000 shares under this authority at a cost of £200m of which 3,500,000, costing £30m, were cancelled while the remainder continue to be held as treasury shares.

The Company will only exercise the power of purchase after careful consideration and in circumstances where, in the light of market conditions prevailing at the time, it is satisfied that it is in the best interests of the Company and of its shareholders generally to do so and where there would be a resulting increase in earnings per share. The directors intend to keep under review the potential to purchase Ordinary shares.

The Companies Act 1985 (as amended) permits the Company, following the purchase of its own shares, to hold those shares in treasury. Treasury shares are essentially shares which have been repurchased by the Company and which it is allowed to hold pending either reselling them for cash, cancelling them or, if authorised, using them for the purposes of its employee share plans. Holding the repurchased shares as treasury shares gives the Company the ability to resell them quickly and cost-effectively and provides the Company with additional flexibility in the management of its capital base. No dividends will be paid on and no voting rights will be exercised in respect of shares held in treasury. Shares held as treasury shares are not automatically cancelled and will not be taken into account in future calculations of earnings per share (unless they are subsequently resold or transferred out of treasury). If used to satisfy the requirements of share-based incentive schemes, this would be within the overall 10 per cent dilution limit for such share issues. The ceiling on which this limit would be calculated would be based on shares held by shareholders other than the Company and would exclude treasury shares. If the Board exercises the authority conferred by Resolution 13, the Company will retain the option of holding repurchased shares in treasury.

The total number of options to subscribe for equity shares outstanding as at 25 May 2005 was 34,010,980 representing 3.4 per cent of the issued Ordinary share capital (excluding treasury shares) at that date. If the full authority being sought was utilised, so reducing the issued Ordinary share capital by an equivalent amount, the figure of 34,010,980 would represent approximately 3.8 per cent of the issued Ordinary share capital (excluding treasury shares) at that date.

If granted, this authority will expire on the earlier of 19 October 2006 and the conclusion of the Annual General Meeting to be held in 2006.

Political donations and expenditure

At previous Annual General Meetings, shareholders have given authority for the Company and certain of its subsidiaries to make political donations and incur political expenditure which would otherwise be prohibited by Part XA of the Companies Act 1985. The authorities expire this year. Accordingly, Resolution 14, which will be proposed as an Ordinary Resolution, seeks to renew this authority in relation to the Company up to an aggregate amount not exceeding £50,000 during each successive twelve month period from the date of the Annual General Meeting until 19 July 2008. Resolutions 15 to 19 inclusive, which will be proposed as Ordinary Resolutions, seek corresponding authorities from shareholders in relation to certain of the Company's subsidiaries.

It has been the Group's policy over many years not to make donations to political parties and the Company has no intention of altering this policy. However, the definitions in the Companies Act of political donations, EU political organisations and EU political expenditure are broadly drafted. Accordingly, the Company wishes to ensure that neither it nor any of its subsidiary companies inadvertently commits any breaches of the Companies Act through the undertaking of routine activities, which would not normally be considered to result in the making of political donations.

Electronic proxy voting

As you will see from the notes to the Notice of Meeting, once again we are offering shareholders the opportunity to register their proxy appointment and instructions electronically, instead of by completing and returning the enclosed proxy form. All proxy appointments must be received by the Company's Registrars by 11.30am on 18 July 2005.

Recommendations

The directors consider that all the resolutions in the Notice of Meeting are in the best interests of shareholders as a whole and recommend that you vote in favour of each of them, as they intend to do in respect of their own beneficial holdings.

Yours faithfully

Sir Victor Blank
Chairman

Notice of Meeting

Notice is hereby given that the eighty-seventh Annual General Meeting of GUS plc ("the Company") will be held at the Radisson SAS Portman Hotel, 22 Portman Square, London W1H 9FL on Wednesday, 20 July 2005 commencing at 11.30am for the following purposes:

1. To receive the report of the directors and the financial statements of the Company for the year ended 31 March 2005, together with the report of the auditors.

2. To approve the report on directors' remuneration and related matters contained in the financial statements and reports of the Company for the year ended 31 March 2005.

3. To declare a final dividend on the Ordinary shares.

To elect as directors the following persons, who retire from office under Article 74 of the Company's Articles of Association, having been appointed by the Board since the last Annual General Meeting:

4. Don Robert

5. John Coombe

To re-elect as directors the following persons, who retire by rotation under Article 76 of the Company's Articles of Association:

6. John Peace

7. Terry Duddy

8. Frank Newman

9. To re-appoint PricewaterhouseCoopers LLP as auditors of the Company to hold office until the conclusion of the next General Meeting at which financial statements and reports are laid.

10. To authorise the directors to fix the remuneration of the auditors.

11. To propose the following Ordinary Resolution:

That, pursuant to Article 5 of the Company's Articles of Association, the directors be and are hereby generally and unconditionally authorised pursuant to Section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot relevant securities (as defined in Section 80(2) of the said Act) up to an aggregate nominal value of £58,182,492 being approximately 23 per cent of the Company's issued Ordinary share capital as at 25 May 2005 (excluding treasury shares) and representing the whole of the Company's unissued Ordinary share capital as at 25 May 2005 provided that such authority shall expire on the earlier of 19 October 2006 and the conclusion of the Annual General Meeting to be held in 2006 unless previously renewed, varied or revoked by the Company in General Meeting save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired.

12. To propose the following Special Resolution:

That, pursuant to Article 6 of the Company's Articles of Association but subject to the passing of Resolution 11 above, the directors be and are hereby empowered pursuant to Section 95 of the Companies Act 1985 to allot equity securities (within the meaning of Section 94 of the said Act) for cash pursuant to the authority conferred by Resolution 11 above as if sub-section (1) of Section 89 of the said Act did not apply to any such allotment provided that this power shall be limited:

(i) to the allotment of equity securities in connection with a rights issue to or in favour of Ordinary shareholders where the equity securities respectively attributable to the interests of all Ordinary shareholders are proportionate (as nearly as may be) to the respective number of Ordinary shares of 25p each held by them provided always that the directors be and are hereby authorised to make such exclusions or arrangements as they may consider expedient to deal with fractional entitlements or any legal or practical problems under the laws in any territory or the requirements of any relevant regulatory body or stock exchange in connection with any such offer; and

(ii) to the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities up to an aggregate nominal value of £12,715,875 representing five per cent of the Company's issued Ordinary share capital as at 25 May 2005,

and this authority shall expire on the earlier of 19 October 2006 and the conclusion of the Annual General Meeting to be held in 2006 save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired.

This power shall apply in relation to a sale of shares which is an allotment of equity securities by virtue of Section 94(3A) of the Companies Act 1985 as if in the first paragraph of this Resolution 12 the words "but subject to the passing of Resolution 11 above" and "pursuant to the authority conferred by Resolution 11 above" had been omitted.

13. To propose the following Special Resolution:

That the Company be and is hereby generally and unconditionally authorised for the purpose of Section 166 of the Companies Act 1985 to make market purchases (as defined in Section 163 of the said Act) of Ordinary shares in the capital of the Company provided that:

(i) the maximum number of Ordinary shares of 25p each in the capital of the Company which may be purchased is 99,000,000 being approximately 9.9 per cent of the Company's issued Ordinary share capital as at 25 May 2005 (excluding treasury shares);

(ii) the minimum price which may be paid for each share is 25p;

(iii) the maximum price which may be paid for each share is an amount equal to 105 per cent of the average middle market quotations for an Ordinary share of 25p in the capital of the Company as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the relevant share is purchased; and

(iv) the authority hereby conferred shall be in substitution for that conferred by the Special Resolution passed on 21 July 2004 and shall expire on the earlier of 19 October 2006 and the conclusion of the Annual General Meeting of the Company to be held in 2006 (except in relation to the purchase of shares the contracts of which are concluded before such expiry and which are executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

14. To propose the following Ordinary Resolution:

That the Company be and is hereby generally and unconditionally authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985 (as amended)) in an aggregate amount not exceeding £50,000 during each successive twelve month period commencing on the date of the passing of this Resolution and ending on 19 July 2008.

15. To propose the following Ordinary Resolution:

That Argos Limited be and is hereby generally and unconditionally authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985 (as amended)) in an aggregate amount not exceeding £25,000 during each successive twelve month period commencing on the date of the passing of this Resolution and ending on 19 July 2008.

16. To propose the following Ordinary Resolution:

That Homebase Limited be and is hereby generally and unconditionally authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985 (as amended)) in an aggregate amount not exceeding £25,000 during each successive twelve month period commencing on the date of the passing of this Resolution and ending on 19 July 2008.

17. To propose the following Ordinary Resolution:

That Experian Limited be and is hereby generally and unconditionally authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985 (as amended)) in an aggregate amount not exceeding £25,000 during each successive twelve month period commencing on the date of the passing of this Resolution and ending on 19 July 2008.

18. To propose the following Ordinary Resolution:

That Burberry Group plc be and is hereby generally and unconditionally authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985 (as amended)) in an aggregate amount not exceeding £25,000 during each successive twelve month period commencing on the date of the passing of this Resolution and ending on 19 July 2008.

19. To propose the following Ordinary Resolution:

That Burberry Limited be and is hereby generally and unconditionally authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985 (as amended)) in an aggregate amount not exceeding £25,000 during each successive twelve month period commencing on the date of the passing of this Resolution and ending on 19 July 2008.

By Order of the Board

Gordon Bentley
Secretary
20 June 2005

Registered Office:

One Stanhope Gate
London
W1K 1AF

Notes

1. The Company, pursuant to Regulation 41 of the Uncertified Securities Regulations 2001, specifies that only those persons entered on the Register of Members of the Company as at 6pm on 18 July 2005 shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries on the Register of Members after 6pm on 18 July 2005 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

2. It is proposed that the final dividend on the Ordinary shares will be paid on 6 August 2005 to those persons on the Register of Members at the close of business on 8 July 2005. Dividend warrants will be posted on 4 August 2005.

3. Copies of the service contracts of directors with the Company or any of its subsidiaries and the Register of Directors' interests will be available for inspection at the registered office of the Company during normal business hours from the date of this Notice until 19 July 2005 and at the Radisson SAS, Portman Hotel, 22 Portman Square, London W1H 9FL on 20 July 2005 from 11.15am until the conclusion of the meeting.

4. A member entitled to attend and vote at the meeting may appoint a proxy or proxies to attend and, on a poll, to vote in his/her place. A proxy need not be a member of the Company. To be valid, an appointment of proxy must be returned using one of the following methods:

   - by sending the enclosed proxy form (together, if appropriate, with the power of attorney or other written authority under which it is signed or a certified copy of such power or authority) to the office of the Company's Registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6ZT; or
   - by logging onto www.sharevote.co.uk, entering the Reference Number, Card ID and Account Number printed on the enclosed proxy form (which, together, make up a unique 24-character reference number) and following the online instructions. If requested, Lloyds TSB Registrars will send an acknowledgement that the online proxy appointment has been lodged with them; or
   - in the case of members who have registered for a Shareview portfolio with Lloyds TSB Registrars, by logging onto their portfolio at www.shareview.co.uk, clicking on "Company Meetings" and following the online instructions. If requested, Lloyds TSB Registrars will send an acknowledgement that the online proxy appointment has been lodged with them; or
   - in the case of CREST members, by utilising the CREST electronic proxy service in accordance with Note 5 below,

   and in each case the appointment of a proxy (together with any relevant power/authority) must be received (or, in the case of the appointment of a proxy through CREST, retrieved by enquiry to CREST in the manner prescribed by CREST) by the Company's Registrars not later than 48 hours before the time appointed for holding the meeting.

   The appointment of a proxy will not preclude members entitled to attend and vote at the meeting (or at any adjournment(s) of the meeting) from doing so in person if they so wish.

5. CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the meeting and any adjournment(s) of the meeting by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

   In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in Note 4 above. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee by other means.

   CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his/her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

   The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

www.gusplc.com